As filed with the Securities and Exchange Commission on September 3, 2004

Registration No. 333-116067

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLD KIST HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	2015	20-1163666
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5000

(Address, including zip code, and telephone number, including area code, of the Company’s principal executive offices)

J. David Dyson

General Counsel, Vice President and Corporate Secretary

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

B. Harvey Hill, Jr. William Scott Ortwein Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 Phone: (404) 881-7000 Facsimile: (404) 881-7777	Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Phone: (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 3, 2004

P R O S P E C T U S

18,000,000 Shares

Gold Kist Holdings Inc.

Common Stock

This is the initial public offering of our common stock. The offering is being made in connection with the conversion of Gold Kist Inc. from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of Delaware. The closing of this offering is a condition to consummation of the conversion. All of the shares of common stock being sold in this offering are being sold by Gold Kist Holdings Inc.

In addition to these shares, an estimated 32,000,000 shares of our common stock will be issued to Gold Kist’s members and former member equity holders in the conversion. The shares of our common stock to be issued in the conversion have been registered on a separate registration statement.

We expect the public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “GKIS.”

Investing in the common stock involves risks that are described in the “ Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Gold Kist Holdings Inc.	$	$

The underwriters may also purchase up to an additional 2,700,000 shares from Gold Kist Holdings Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.

JPMorgan

SunTrust Robinson Humphrey

Piper Jaffray

Harris Nesbitt

The date of this prospectus is                     , 2004.

We are not making any offer of these securities in any state where the offer is not permitted.

References in this prospectus to the terms (1) “we,” “our” or “us,” as well as “the Company” and “Gold Kist” refer to Gold Kist Inc. and its subsidiaries before the conversion and to Gold Kist Holdings Inc. and its subsidiaries after the conversion, and (2) “New Gold Kist” refers to Gold Kist Holdings Inc. The terms “fiscal 2005,” “fiscal 2004,” “fiscal 2003,” “fiscal 2002,” “fiscal 2001,” “fiscal 2000” and “fiscal 1999” refer to Gold Kist’s fiscal years ending or ended June 25, 2005, June 26, 2004, June 28, 2003, June 29, 2002, June 30, 2001, July 1, 2000 and June 26, 1999, respectively. References to the “plan of conversion” refer to the amended and restated agreement and plan of conversion dated July 23, 2004 between New Gold Kist and Gold Kist.

SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should carefully read this entire prospectus, especially “Risk Factors” and our financial statements and the related notes included in this prospectus, before deciding to invest in our common stock.

The Company

We are the third largest integrated broiler company in the United States, accounting for over 9% of chicken, or broiler, meat produced in the United States in 2003. In addition, we believe we are the largest producer in terms of dollar volume of private label broiler products in the United States. We operate a fully-integrated broiler production, processing and marketing business. Our broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. Each complex operates in a different geographic region and includes pullet (young hens less than 26 weeks old grown as replacement hens for breeding) and breeder (hatching egg) flocks, broiler flocks, one or more hatcheries, one or more feed mills and one or more poultry processing plants. Three complexes also have rendering plants to process by-products.

For the year ended June 26, 2004, we produced and marketed approximately 3.1 billion pounds of ready-to-cook broiler products. Our broiler products include whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. We sell our products to over 3,000 customers in the retail, industrial, foodservice and export markets. Our registered trademarks include the Gold Kist Farms, Young ‘n Tender, Early Bird, Dish in a Dash and McEver’s brands. We are focusing our growth efforts on higher value, higher-margin, further-processed products. Sales of our further-processed products represented approximately 18.4% of our sales for fiscal 2004. For the year ended June 26, 2004, our business generated total net sales of approximately $2.3 billion, net operating margins of approximately $242.3 million and net margins of approximately $110.9 million. See “–Summary Consolidated Financial Data.”

Our Industry

The U.S. broiler industry has grown at a compounded annual growth rate of 5.0% for the last twenty years, from approximately 12.0 billion pounds produced in 1982 to approximately 31.9 billion pounds produced in 2002. This growth resulted from both increased domestic and international per capita consumption of chicken products and population growth. From 1982 to 2002, annual per capita consumption of chicken products in the United States increased 65.1%, while annual per capita consumption of beef and pork declined 12.1% and increased 4.9%, respectively. Per capita consumption of chicken products in the United States surpassed that of pork in 1984 and beef in 1992. Today, annual per capita U.S. chicken consumption is approximately 82.1 pounds per year, or 38% of total red meat (beef and pork) and poultry consumption, versus 30% and 23% for beef and pork, respectively. We believe that chicken is the U.S. consumers’ meat protein of choice because it satisfies their desire for healthy food, good value and flexibility. We believe the market for chicken products will continue to grow, driven by population growth and increasing demand for further-processed, value-added products. The National Chicken Council estimates that annual per capita consumption of chicken in the United States will grow from approximately 81.9 pounds in 2002 to approximately 84.7 pounds in 2005. The U.S. Census Bureau estimates that the population of the United States will grow from approximately 281 million in 2002 to approximately 288 million in 2005.

Worldwide, chicken products have enjoyed in recent decades the highest percentage growth in consumption among the three major meat proteins, and chicken currently ranks as the second-most-consumed meat protein in the world. Developing countries, especially in Asia, experienced the highest percentage increase in consumption as a result of rapid urbanization, high population growth and a considerable increase in per capita income. The increasing global demand for chicken products has enabled U.S. exports to grow substantially since the 1980s. Exports have grown from approximately 6% of total U.S. production in 1990 to approximately 15% in 2003. Chicken’s competitive advantage over other meats in developing countries is based primarily on its affordable price, as demand in these regions is particularly price sensitive. Russia and the other former Soviet republics, Hong Kong, Mexico and Japan are collectively responsible for over 58% of total U.S. chicken exports.

We expect several ongoing industry trends to continue in 2004, including increasing consumer demand for high-quality chicken products in the United States and globally and the consolidation of the U.S. broiler industry. We believe that consolidation in the industry will be driven by the desire for enhanced cost efficiencies, the consolidation of the supermarket and foodservice industries, the cost of increasing development of new value-added products and strict environmental regulations governing the broiler industry.

There are over 40 participants in the U.S. broiler industry, most of which are privately owned small and medium-sized businesses. The top ten broiler producers accounted for 71% of total broiler production in 2002 and the top five broiler producers accounted for 60% of total broiler production in 2002, which represents a 15% increase from 1994. We believe that the top five broiler producers will exceed a 70% production share within three years and that market consolidation will result in increased demand for broiler products as market leaders increase investments in new product development.

Investment Highlights

Cost-Effective Processor with High Quality Assets.    We believe that the location of our plants in the southeastern United States and the capital investment made in our plants during recent years help position us as a cost-effective processor of a broad line of broiler products. Over the past five fiscal years, we have invested an average of over $50.0 million per year in capital expenditures and operating leases to increase the efficiency of our operations and broaden our product mix.

Opportunity to Increase Profit Margins through Capital Expenditures and Shifting Product Mix.    Developing and providing products meeting changing consumer demands requires substantial investments in research and development, value-added processing equipment and information technologies. The resulting further-processed products deliver more value to consumers, permitting us to command higher prices and resulting in wider profit margins. We have identified over $200.0 million of capital investment opportunities that we believe will provide attractive returns on investment while enhancing our strategic position. These investments will primarily focus on reducing variable costs and changing our product mix. We believe these investments will positively impact our net margins over the next five years.

Advantaged Strategic Position in a Consolidating Industry.     During recent years, the focus of participants in the U.S. broiler industry has shifted from growing sales of commodity products to meeting consumer demand for value-added products and continually improving their cost structure. We believe that the size and the breadth of our existing business provide us with an advantage over many of our competitors in the industry that lack the scale necessary to justify the significant capital investment needed to provide the high standards of food safety, broad product line offerings and vendor information technology demanded by customers and position us to compete effectively with other top broiler producers.

Strong Customer Relationships.    We enjoy strong loyalty from our customer base. Over the past five years, seven of our top ten customers have remained the same. We emphasize customer service in our business, including tailoring our products and product development to specific customer needs. We believe that our ability to serve any size customer, offer a full product line, deliver products produced to order and provide a high level of customer service promotes strong customer loyalty. In addition, we believe that our company-owned distribution channel and the state-of-the-art warehouse management and inventory control system at our facility in Guntersville, Alabama provide us with close coordination with our retail customers and give us a competitive advantage over other broiler producers in serving these customers. We have been recognized with “top supplier” awards from one significant quick serve restaurant chain in each of the past two years.

Strong Grower Relationships.    We have strong, long-standing relationships with our approximately 2,300 pullet, breeder, broiler and pork contract growers. We believe our contracts with our contract growers are among the most competitive in the industry in allowing us to attract contract growers. The success of each grower is linked to the success of Gold Kist because of each grower’s substantial investment in their farming operations. Immediately following our proposed conversion, our growers will own a significant percentage of the outstanding common stock of New Gold Kist.

Substantial U.S. Broiler Market with Growth Opportunities Worldwide.    Broiler sales in the United States were approximately $20 billion during 2002. Broiler sales have grown steadily over the past twenty years, and consumption of chicken continues to grow worldwide, in many cases faster than domestic supply. Developing countries, especially in Asia, have experienced the highest percentage increase in the consumption of chicken and, in the future, should be a major growth opportunity for the U.S. broiler industry. Exports have grown from approximately 6% of total U.S. production in 1990 to approximately 15% in 2003. Driven by the continued growth of global broiler consumption, U.S. production of broilers has increased at an average annual rate of 4.9% from 1990 through 2002 and increased 1.6% from 2002 to 2003. As the third largest participant in the U.S. broiler industry, with substantial, long-standing customer relationships and a cost-competitive production base, we believe that we are positioned to benefit from the growing market for broiler products.

Experienced and Accomplished Management Team.    Our management team is highly experienced and accomplished in the broiler industry. Most members of our senior management have over twenty years of experience with us.

Strategy

Our strategy is to leverage our position as the third largest broiler producer in the United States and focus on the following:

•	Broaden Preferred Supplier Relationships with Customers. We expect the retail, foodservice and industrial customers of the U.S. broiler industry to continue to consolidate and rely on fewer, larger, preferred supplier relationships. We intend to leverage our position as a market leader by broadening our line of value-added broiler products. We also intend to make capital expenditures to maintain and enhance our ability to use state-of-the-art vendor information technology to efficiently manage our ongoing relationships with customers.

•	Develop and Provide Value-Added Products Desired by Customers. We intend to substantially increase our production of value-added products to meet consumer demand for convenient, healthy, tasty and safe broiler products. Today, three of our plants produce further-processed products, including par fry and fully cooked products. We intend to invest substantially in the value-added portion of our product line and introduce new further-processed products, including a variety of diced meat products and products for the quick serve restaurant markets.

•	Reduce Exposure to Potential Adverse Changes in Export Markets. We have historically exported less than 10% of our sales volume, while on average the participants in the U.S. broiler industry export approximately 15% of their sales volume. Any changes in export markets can greatly affect the performance of the U.S. broiler industry. We primarily export dark meat products. Although we strategically export our products to various foreign markets and intend to continue to do so opportunistically, in order to reduce our exposure to unanticipated adverse changes in export markets, such as tariffs or restrictive import quotas, we have developed and are continuing to develop and market new dark meat products for our domestic customers.

•	Improve Cost Structure. We intend to improve our cost structure through capital expenditures that reduce variable costs. We also intend to pursue selective acquisitions offering not only marketing synergies, but also the opportunity to integrate the production and distribution capabilities of our business and any acquired businesses.

The Conversion

On May 24, 2004, the Board of Directors of Gold Kist unanimously approved a plan of conversion, and, on July 22, 2004, the Board of Directors approved the amendment and restatement of this plan of conversion, pursuant to which Gold Kist will convert from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of Delaware by merging into its wholly owned subsidiary Gold Kist Holdings Inc., which we sometimes refer to as New Gold Kist. The conversion requires the approval of the lesser of a majority of all of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot at a special meeting of Gold Kist. Out of 2,310 votes eligible to be cast, on September 3, 2004, Gold Kist had received 1,348 ballots cast in favor of the approval of the conversion and 38 against. The votes cast in favor of the approval of the conversion represent approximately 58.4% of the total votes eligible to be cast. Gold Kist will hold a special meeting on September 8, 2004 to consider the conversion, at which these ballots will be cast.

In connection with the conversion and a related redemption of nonqualified patronage equity, we currently estimate that members and former member equity holders of Gold Kist will receive shares of the common stock of New Gold Kist and cash in an aggregate amount worth, at the time of the offering, approximately $600.0 million, consisting of 32,000,000 shares of New Gold Kist common stock valued at $480.0 million and $120.0 million of cash. These estimates are based on the sale of 18,000,000 shares in this offering at $15.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; the use by New Gold Kist of approximately $150.0 million of the gross proceeds from this offering as discussed under “Use of Proceeds” herein; and the distribution of 32,000,000 shares of the common stock of New Gold Kist to Gold Kist’s members and former member equity holders in the conversion. These assumptions are discussed in more detail under “Unaudited Pro Forma Consolidated Financial Information.”

The completion of the conversion is conditioned upon the completion of this offering at a per share offering price that implies a value for the cash and shares of common stock of New Gold Kist to be distributed under the plan of conversion equal to or greater than the stated amount of patronage equity earned prior to the completion of the conversion plus an additional distribution to the members for their members’ interests of at least $60.0 million. We currently estimate that this minimum total distribution would be approximately $420.0 million based upon minimum gross proceeds from this offering of approximately $189.0 million assuming a public offering price of $10.50 per share. If we are unable to complete this offering on these terms, we will not complete this offering or the conversion.

Our Corporate Profile

Our principal executive offices are located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and our telephone number is (770) 393-5000.

Summary Consolidated Financial Data

The following table sets forth certain summary historical consolidated financial data of Gold Kist as of June 26, 2004 and for the fiscal years ended June 29, 2002, June 28, 2003 and June 26, 2004, which were derived from our audited consolidated financial statements included elsewhere in this prospectus. This table also includes summary unaudited pro forma, as adjusted, financial data of New Gold Kist for the year ended June 26, 2004. Adjustments made to arrive at the pro forma, as adjusted, amounts set forth below are described under “Unaudited Pro Forma Consolidated Financial Information.” This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended
	June 29, 2002	June 28, 2003	June 26, 2004	Unaudited Pro Forma, As Adjusted June 26, 2004
	(in thousands)
Statement of Operations Data:
Net sales volume	$1,863,828	1,855,126	2,260,728	2,260,728
Cost of sales	1,706,582	1,813,106	1,899,395	1,899,395

Gross margins	157,246	42,020	361,333	361,333
Distribution, administrative and general expenses	87,486	81,859	108,772	108,772
Benefit plans settlement and curtailment gains(1)	—	20,257	—	—
Pension settlement expense(1)	—	—	(10,288)	(10,288)

Net operating margins (loss)	69,760	(19,582)	242,273	242,273
Other income (deductions):
Interest and dividend income	9,426	2,283	1,550	1,550
Interest expense(2)	(27,962)	(24,968)	(35,690)	(31,356)
Gain on sale of marketable equity security and other investments(3)	15,578	—	—	—
Loss on investment(4)	—	(24,064)	(57,364)	(57,364)
Miscellaneous, net	2,882	(2,428)	1,942	1,942

Total other deductions, net	(76)	(49,177)	(89,562)	(85,228)

Margins (loss) from continuing operations before income taxes	69,684	(68,759)	152,711	157,045
Income tax expense (benefit)	22,055	(17,307)	41,817	47,305

Margins (loss) from continuing operations	47,629	(51,452)	110,894	109,740
Loss on discontinued operations(5)	(13,543)	—	—	—

Net margins (loss)(2)	$34,086	(51,452)	110,894	109,740

Other Data:
Net cash provided by (used in) operating activities	$68,000	(34,032)	221,964
Net cash provided by (used in) investing activities	45,229	(28,283)	(40,846)
Net cash provided by (used in) financing activities	(115,571)	64,344	(55,445)
Depreciation and amortization	39,071	39,495	39,592
Capital expenditures	38,899	34,651	42,210

	As of June 26, 2004	Pro Forma, As Adjusted As of June 26, 2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$136,699	144,527
Working capital, excluding current maturities of debt	366,412	385,391
Total assets	885,857	895,226
Total debt	304,121	200,902
Total patrons’ and other equity/stockholders’ equity	284,615	404,890

(1)	In October 2002, we substantially curtailed our postretirement supplemental life insurance plan. In April 2003, we substantially curtailed our postretirement medical plan for existing retirees. Gold Kist recognized a pension settlement expense in the year ended June 26, 2004. The pension settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. See Note 8 of Notes to Consolidated Financial Statements.
(2)	On March 10, 2004, Gold Kist issued $200.0 million of senior notes due 2014 and repaid certain indebtedness. See Note 4 of Consolidated Financial Statements. If the issuance of the $200.0 million of senior notes due 2014 had occurred as of June 29, 2003 and had been used to reduce then existing indebtedness and net proceeds from this offering discussed herein were applied to reduce additional existing indebtedness, interest expense for the fiscal year ended June 26, 2004 would have decreased by approximately $3.1 million.
(3)	During the year ended June 29, 2002, we sold our marketable equity security, our investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million. See Note 10(b) of Notes to Consolidated Financial Statements.
(4)	In October 1998, Gold Kist completed the sale of assets of the Agri-Services segment business to Southern States Cooperative, Inc., or SSC. In connection with the transaction, Gold Kist purchased from SSC $60.0 million principal amount of capital trust securities and $40.0 million principal amount of cumulative preferred securities for $98.6 million in October 1999. The securities, with interest/dividends payable quarterly, carried a combined weighted average interest/dividend rate of 8.55% for the year ended June 29, 2002. No dividends from the cumulative preferred securities have been received since the quarterly payment received in January 2002. In October 2002, SSC notified Gold Kist that, pursuant to the provisions of the indenture under which Gold Kist purchased the capital trust securities, SSC would defer the capital trust securities’ quarterly interest payment due on October 5, 2002. Quarterly interest payments for subsequent quarters were also deferred. As a result of the deferral of the interest payments, Gold Kist reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from continuing operations for the year ended June 28, 2003.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below Gold Kist’s carrying value of the preferred stock investment, which Gold Kist believed was a triggering event indicating impairment. We recorded an “other-than-temporary” impairment charge of $18.5 million which was reflected as a loss on investment within other deductions, net.

In June 2004, Gold Kist notified SSC that it was abandoning the investment and returned the securities. As a result of the abandonment, the remaining investment balance of $38.8 million was written off and reflected as a loss on investment within other deductions, net, in the consolidated statement of operations for the year ended June 26, 2004. See Note 4 and Note 10(a) of Notes to Consolidated Financial Statements.

(5)	In June 2002, we adopted a plan to withdraw from and discontinue participation in a pecan processing and marketing partnership. This withdrawal was completed in January 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the Statements of Operations. See Note 11 of Notes to Consolidated Financial Statements. Our continuing operations are principally comprised of our broiler production, processing and marketing operations.

The Offering

Common stock offered by us	18,000,000 shares

Common stock to be outstanding after the offering	50,000,000 shares

Proposed Nasdaq National Market symbol	“GKIS”

Use of proceeds

To reduce a portion of our existing debt, to pay cash in exchange for a portion of the outstanding patronage equity and members’ interest in connection with the conversion and for general corporate purposes, including our ongoing business operations.

Risk factors	Investing in our common stock involves risks and uncertainties. See “Risk Factors” on page 8 of this prospectus before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes 4,000,000 shares available for future issuance under our long-term incentive plan. See “Management—Executive Compensation—Long-Term Incentive Plan.”

Except as otherwise noted, all information in this prospectus assumes:

•	the issuance of 32,000,000 shares of common stock and the payment of $120.0 million in cash (based on an assumed initial public offering price of $15.00 per share) in connection with the completion of the conversion whereby Gold Kist, a cooperative marketing association organized under the Georgia Cooperative Marketing Act will merge with and into Gold Kist Holdings Inc., a for profit corporation organized under the laws of Delaware, immediately prior to the close of this offering;

•	that Gold Kist will cease operation as a cooperative marketing association and New Gold Kist will operate as a for profit corporation;

•	that all members and former member equity holders of Gold Kist will have their outstanding patronage equity and member’s interests redeemed or exchanged for cash or our common stock; and

•	that the underwriters do not exercise their overallotment option.

RISK FACTORS

Investing in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties, together with the other information contained in this prospectus, before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose all or part of the value of your investment.

Risks Relating to Our Business

Industry cyclicality, especially fluctuations in the supply of broiler products, affects the prevailing market price of broiler products, our sales and our earnings.

Profitability in the broiler industry is materially affected by the prevailing price of broiler products, which is primarily determined by supply and demand factors in the market. In recent years, the profitability of companies in the broiler industry has been adversely affected from time to time by excess supplies of broiler products in the market. As a result of the efficiencies in the U.S. broiler market, even modest increases in the broiler supply in the United States can significantly decrease the market prices at which we can sell our broiler products. Such increases in domestic supply can arise as a result of unanticipated decreases in export demand, among other reasons. Given the perishable nature of broiler products, we are unable to manage inventories to address any short-term changes in market prices. As a result, from time to time we are forced to sell our broiler products at a loss. Because we sell a relatively small percentage of our products under fixed-price contracts, increases in the overall supply of broiler products and any related decrease in broiler prices adversely affect our operating results. This has resulted and will continue to result in fluctuations in our earnings. Market prices for broiler products reached their highest levels since 1999 during our 2004 fiscal year. Broiler sales prices have recently declined and are not expected to continue at fiscal 2004 levels.

Fluctuations in commodity prices of feed ingredients materially affect our earnings.

A significant portion of the cost of producing our broiler products consists of amounts spent in connection with purchasing corn and soybean meal, our primary feed ingredients. As a result, fluctuations in feed ingredient prices materially affect our earnings. While prices of these items increase from time to time, we may not be able to pass through any increase in the cost of feed ingredients to our customers. High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments or commodity futures contracts for the purchase of a portion of our feed ingredients in an effort to manage our feed ingredient costs. However, the use of such instruments may not be successful in limiting our exposure to market fluctuations in the cost of feed.

Furthermore, the production of feed ingredients is positively or negatively affected by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, as well as the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect the supply of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow broilers and deliver products. Any such change would materially negatively affect our business and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Significant competition in the broiler industry with other vertically integrated broiler companies, especially companies with greater resources, may make us unable to compete successfully in this industry, which would adversely affect our business.

The broiler industry is highly competitive. Some of our competitors have greater financial and marketing resources than we do. In general, the competitive factors in the U.S. broiler industry include price, product quality, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, we believe competition is based on consistent quality, product development, customer service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, customer service and price. We also face competition from non-vertically integrated further processors with regard to our further-processed products. The highly competitive conditions in the broiler industry could force us to reduce prices for our products, which would adversely affect our results of operations and financial condition.

The loss of one of our large customers could have a material adverse effect on our results of operations.

Sales to our top ten customers represented approximately 33.5% of our net sales during the year ended June 26, 2004 and during such period, approximately 11.1% of our net sales were to our largest customer. We do not have long-term contracts with any of our major customers and, as a result, any of our major customers could significantly decrease or cease their business with us with limited or no notice. If we lost one or more of our major customers, or if one or more of our major customers significantly decreased its orders from us, our business, sales and results of operations could be materially and adversely affected.

Foreign embargos, decreased export demand, oversupply of broiler products and competing products and bans on exported chicken and livestock would have an adverse effect on our business.

We are an exporter to Russia and other former Soviet republics, China, the Pacific Rim, the Middle East, South Africa, South and Central America and the Caribbean Islands. Any decrease in exports to foreign countries based on embargos, decreased demand, oversupply of broiler products or competing products or bans on exported chicken may have an adverse effect on our ability to export chicken and other products. Such occurrences would also likely increase the supply of broilers and competing products in the United States, which would likely result in lower prices for broiler products and could adversely affect our business. For example, in 2002 and 2003, export sales to Russia declined due to an embargo on certain imported meats, leading to a domestic oversupply and a decrease in the market price of chicken. Russia has implemented import quotas on chicken and other meats that reduce U.S. broiler imports to approximately 70% of 2002 levels. In addition, for several months in 2004, China, Japan and several smaller chicken importing countries banned all imports of broiler products from the United States due to several chickens in Delaware and Texas testing positive for avian influenza. Also as a result of this event, Russia and Hong Kong banned the import of broiler products from Delaware and Texas for a period of time. Any implementation of similar bans in the future or the implementation of quotas or other import restrictions would adversely affect our domestic and export sales and our results of operations.

We have been, and may in the future be, subject to claims and liabilities under environmental, health, safety and other laws and regulations, which could be significant.

Our operations are subject to various federal, state, local and foreign environmental, health, safety and other laws and regulations, including those governing air emissions, wastewater discharges and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In addition, we anticipate increased regulation by various governmental agencies concerning food safety, the use of medication in feed formulations, the disposal of animal by-products and wastewater discharges. Furthermore, business operations currently conducted by us or previously conducted by others at real property owned or operated by us, business operations of others at real property formerly owned or operated by us and the disposal of waste at third party sites expose us to the risk of claims under environmental, health and safety laws and regulations. For example, we have received notice letters designating us as a potentially responsible party for alleged environmental contamination at a site that we previously owned. Other properties we own or owned in the past have been designated for cleanup under federal and state environmental remediation statutes, which could result in further liabilities to us. In addition, we are subject to potential claims for residual environmental liabilities arising out of our sale of our Agri-Services business in 1998. The agreements related to our disposition of certain properties require that we indemnify the buyer of such properties with regard to any associated environmental liabilities. We could incur material costs or liabilities in connection with claims related to any of the foregoing. The discovery of presently unknown environmental conditions, changes in environmental, health, safety and other laws and regulations, enforcement of existing or new laws and regulations and other unanticipated events could give rise to expenditures and liabilities, including fines or penalties, that could have a material adverse effect on our business, operating results and financial condition. See “Business—Regulation and Environmental Matters.”

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are found generally in the environment and, therefore, there is a risk that they, as a result of food processing, could be present in our processed products. These pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. Even if a product is not contaminated when it leaves our facility, illness and death may result if the pathogens are not also eliminated at the further processing, foodservice or consumer level. Increased sales of further-processed products could lead to increased risks in this area. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls (which may not entirely mitigate the risk of product liability claims) and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

Outbreaks of livestock diseases in general, and broiler diseases in particular, could significantly restrict our ability to conduct our operations.

Events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh broiler products, pork or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects. For example, because several chickens in Delaware and Texas tested positive for avian influenza earlier this year, several countries imposed import bans and the infected flocks were destroyed. See “—Foreign embargos, decreased export demand, oversupply of broiler products and competing products and bans on exported chicken and livestock would have an adverse effect on our business.”

Increased water, energy and gas costs would increase our expenses and reduce our profitability.

We require a substantial amount, and as we expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our broiler products. The prices of water, electricity and natural gas fluctuate significantly over time. One of the primary competitive factors in the U.S. broiler market is price, and we may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas would substantially harm our business and results of operations.

Increased costs of transportation would negatively affect our profitability.

Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rail and rely on third party transportation companies for the delivery of most of our products and inputs. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel, the costs to our transportation providers of labor and the capacity of our transportation sources. Increases in costs of transportation would negatively affect our profitability.

We are exposed to risks relating to product liability, product recalls, property damage and injury to persons for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injury to persons. Insurance for these risks is expensive and difficult to obtain, and we may not be able to maintain this insurance in the future on acceptable terms, in amounts sufficient to protect us against losses due to any such events or at all. Moreover, our insurance coverage may not adequately protect us from all of the liabilities and expenses that we incur in connection with such events. If we were to suffer a loss that is not adequately covered by insurance, our results of operations and financial condition would be adversely affected.

Any acquisition we make could disrupt our business and harm our financial condition.

We may seek to expand our business through the acquisition of companies, technologies, products and services from others. Acquisitions may involve a number of problems, including:

•	difficulty integrating acquired technologies, operations and personnel with our existing business;

•	diversion of management attention in connection with negotiating acquisitions and integrating the businesses acquired;

•	exposure to unforeseen liabilities of acquired companies; and

•	the need to obtain additional debt financing for any acquisition.

We may not be able to address these problems and successfully develop these acquired companies or businesses into profitable units of our company.

The loss of key members of our management may adversely affect our business.

We believe our continued success depends on the collective abilities and efforts of our senior management. We do not maintain key person life insurance policies on any of our employees. The loss of one or more key personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

The inability to maintain good relations with our employees could adversely affect our business.

We have approximately 16,000 employees, approximately 3,000 of which are covered by collective bargaining agreements and approximately 575 of which are members of labor unions. We may be unable to maintain good relationships with these labor unions or to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. If we fail to maintain good relationships with our employees generally or with such labor unions or fail to negotiate satisfactory collective bargaining agreements, or if non-unionized operations were to become unionized, we could face labor strikes or work stoppages or other activity that could adversely affect our business and operations.

Risks Relating to this Offering

We expect that approximately $7.8 million will be the only proceeds of this offering available for general corporate purposes.

As described in “Use of Proceeds,” the primary use of the proceeds of this offering is to repay approximately $120.6 million in aggregate principal amount of our indebtedness and to pay related prepayment penalties and to pay fees and expenses associated with the conversion and this offering. Additionally, we expect to use $120.0 million of our cash on hand to redeem a portion of our outstanding nonqualified patronage equity prior to the completion of and in connection with our proposed conversion. As a result, assuming this offering, the conversion and the related transactions were completed as of June 26, 2004, using the assumptions set forth in “Unaudited Pro Forma Consolidated Financial Information,” approximately $7.8 million will be the only proceeds of this offering available for general corporate purposes. Our ability to make payments on our debt, fund capital expenditures and expand our business will depend on our ability to generate cash in the future or obtain additional financing, which is dependent on various factors. These factors include the commodity prices of feed ingredients and the market price of chicken, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We do not expect to pay dividends to stockholders.

After this offering, we do not intend to pay cash dividends on our common stock. In addition, the indenture governing our senior notes contains provisions that currently limit our ability to pay cash dividends to our stockholders.

There is no prior public market for our common stock, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Our common stock has not been sold in a public market prior to this offering. An active trading market in our common stock may not develop after this offering. If an active trading market develops, it may not continue and the trading price of our common stock may fluctuate widely as a result of a number of factors that are beyond our control, including our perceived prospects, changes in analysts’ recommendations or projections and changes in overall market valuation. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stocks of many companies. These broad market fluctuations could adversely affect the market price of our common stock. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Sales of shares by members and former member equity holders who receive shares in the conversion may reduce the market price of our common stock.

Under the plan of conversion, members and former member equity holders of Gold Kist who receive shares of New Gold Kist common stock in the conversion will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning 50% of such shares for a period of between 180 and 270 days following completion of this offering and the remaining 50% of such shares for 360 days following the completion of this offering. At the end of such restrictive periods, members and former member equity holders will be generally free to sell all shares of the New Gold Kist common stock they received in the conversion in the public market. Members and former member equity holders of Gold Kist will own a majority of New Gold Kist’s common stock after the completion of the conversion and this offering. Sales of substantial amounts of common stock, or the perception that such sales could occur, could reduce the prevailing market price for our common stock. These sales may increase if Gold Kist’s members and former member equity holders, in particular holders of significant amounts of patronage equity or member’s interests, who request that Gold Kist redeem their patronage equity, nevertheless receive New Gold Kist common stock instead of cash because of the limited amount of cash available for payments to members and former member equity holders. Such members and former member equity holders may be especially likely to sell the shares of New Gold Kist common stock they receive in the conversion to realize cash proceeds. For a detailed discussion of the shares eligible for future sale, see “Shares Eligible for Future Sale.”

In addition, Merrill Lynch, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. Sales of common stock by Gold Kist’s members and former member equity holders in the public market, the availability of these shares for sale, or our issuance of securities, could materially and adversely affect the market price of our common stock.

In addition, as soon as practicable following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 4,000,000 shares of our common stock for issuance under the New Gold Kist Long-Term Incentive Plan. As awards under this plan are granted, vest and are exercised, the shares issued on exercise generally will be available for sale in the open market by holders who are not affiliates of New Gold Kist and, subject to the volume and other applicable limitations of Rule 144, by holders who are affiliates of New Gold Kist. This registration statement is expected to become effective upon filing.

Our anti-takeover provisions and Delaware law could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders.

Provisions of our Certificate of Incorporation and By-Laws, as well as provisions of Delaware law, could discourage, delay or prevent an acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions include:

•	a Board of Directors that is classified such that only one-third of directors is elected each year;

•	our stockholder protection rights plan, or poison pill;

•	authorization of “blank check” preferred stock that our Board of Directors could issue to thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	limitations on stockholder action by written consent; and

•	advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to certain provisions of the Delaware General Corporation Law, which limit our ability to enter into business combination transactions with 15% or greater stockholders that our Board of Directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation with our Board of Directors. These provisions may apply even if some stockholders may consider the transaction beneficial. See “Description of Capital Stock.”

We may face additional litigation challenging the conversion and this offering that may result in material costs to us.

We may be subject to additional lawsuits against us, our officers or our directors challenging the conversion. Any such additional litigation could require significant management attention. In addition, we may be required to spend material amounts to defend any such lawsuits, to settle any such claims or to pay judgments rendered against us or our officers or directors, whom we are obligated to indemnify pursuant to our governing instruments. See “Business—Legal Proceedings.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus regarding our future financial and operating performance and results, business strategy, market prices, future commodity price risk management activities, plans and forecasts and other statements that are not historical facts are forward-looking statements. We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “may,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “should,” “would,” “could,” “plan” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of our results of operations or financial condition and/or state other “forward-looking” information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:

•	the cost and availability of raw materials, such as feed ingredients;

•	the availability and relative costs of labor and contract growers;

•	market conditions for finished products, including competitive factors and the supply and pricing of alternative meat proteins;

•	effectiveness of our sales and marketing programs;

•	disease outbreaks affecting broiler production and/or marketability of our products;

•	contamination of products, which can lead to product liability and product recalls;

•	access to foreign markets together with foreign economic conditions;

•	acquisition activities and the effect of completed acquisitions;

•	inherent uncertainty relating to pending or future litigation;

•	the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Any forward-looking statements in this prospectus are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this document. When considering our forward-looking statements, also keep in mind the risk factors and other cautionary statements in this prospectus.

THE CONVERSION

On May 24, 2004, the Board of Directors of Gold Kist unanimously approved a plan of conversion, and on July 22, 2004, the Board of Directors approved the amendment and restatement of this plan of conversion pursuant to which Gold Kist will convert from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of Delaware by merging into its wholly owned subsidiary, New Gold Kist.

Through the conversion, New Gold Kist expects to be able to provide liquidity to Gold Kist’s members and former member equity holders and to increase its financial flexibility through improved access to capital. Management believes improved access to capital will allow New Gold Kist to continue to make the additional capital expenditures necessary to improve its operations generally, to serve better particular important customers, to develop additional products and to compete more effectively. In addition, access to capital and the ability to use capital stock as acquisition consideration may provide New Gold Kist with the opportunity to acquire new businesses, companies and products that could help strengthen it as a competitor in the marketplace.

At the time we complete the conversion, Gold Kist will cease operating its business as a cooperative marketing association and all patronage equity held by members and former member equity holders of Gold Kist will be cancelled. From that time, New Gold Kist will operate our business on a for profit basis. We do not expect that there will be any changes in the terms of our relationships with our suppliers and customers as a result of the conversion. In connection with the conversion and a related redemption of nonqualified patronage equity, we currently estimate that members and former member equity holders of Gold Kist will receive shares of the common stock of New Gold Kist and cash in an aggregate amount worth, at the time of the offering, approximately $600.0 million, consisting of 32,000,000 shares of New Gold Kist common stock valued at $480.0 million and $120.0 million of cash. These estimates are based on the sale of 18,000,000 shares in this offering at $15.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; the use by New Gold Kist of approximately $150.0 million of the gross proceeds from this offering as discussed under “Use of Proceeds” herein; and the distribution of 32,000,000 shares of the common stock of New Gold Kist to Gold Kist’s members and former member equity holders in the conversion. If the underwriters exercise their overallotment option, in full, to purchase additional shares, then the number of shares that we will distribute will be reduced by the number of additional shares sold to the underwriters and the cash that we will distribute will be increased by the gross proceeds of the additional shares sold to the underwriters. Accordingly, if the underwriters exercise their overallotment option in full and purchase an additional 2,700,000 shares of common stock, the estimated $600.0 million that we will distribute will consist of an estimated $439.5 million of shares of common stock and $160.5 million of cash. These assumptions are discussed in more detail under “Unaudited Pro Forma Consolidated Financial Information.”

The completion of the conversion is conditioned upon the completion of this offering at a per share offering price that implies a value for the cash and shares of common stock of New Gold Kist to be distributed under the plan of conversion equal to or greater than the stated amount of patronage equity earned prior to the completion of the conversion plus an additional distribution to the members for their members’ interests of at least $60.0 million. We currently estimate that this minimum total distribution would be approximately $420.0 million based upon minimum gross proceeds from this offering of approximately $189.0 million, assuming a public offering price of $10.50 per share. If we are unable to complete this offering on these terms, we will not complete this offering or the conversion.

The conversion requires the approval of the lesser of a majority of all of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot at a special meeting of Gold Kist. Out of 2,310 votes eligible to be cast, as of September 3, 2004, Gold Kist had received 1,348 ballots cast in favor of the approval of the conversion and 38 against. The votes cast in favor of the approval of the conversion represent approximately 58.4% of the total votes eligible to be cast. Gold Kist will hold a special meeting on September 8, 2004 to consider the conversion, at which these ballots will be cast.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $248.4 million, or $286.3 million if the underwriters exercise their overallotment option in full, assuming a public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

We intend to use approximately $120.6 million of the net proceeds from this offering to pay the following existing indebtedness and related prepayment penalties:

•	Term Loan Credit Facility. As of June 26, 2004, we had $9.0 million outstanding under our Term B term loan from our credit facility with an agricultural bank. The Term B loan matures on December 31, 2007, with quarterly principal repayments of $0.6 million and interest due monthly, with a variable interest rate, which was 4.67% at June 26, 2004. We intend to repay in full our outstanding Term B loan.

•	Senior Notes Due 2014. As of June 26, 2004, we had $200.0 million outstanding under our 10.25% senior notes due 2014. The notes mature on March 15, 2014 and require semi-annual interest payments. We used the net proceeds from our offering of the notes to repay certain term loans, to pay expenses incurred in connection with the offering of the notes and the amendment to our senior credit facility and for general corporate purposes. We intend to repay $70.0 million aggregate principal amount of our outstanding senior notes plus an additional $7.2 million of prepayment penalties.

•	Subordinated Capital Certificates of Interest. As of June 26, 2004, we had approximately $17.8 million in outstanding subordinated capital certificates of interest with fixed maturities ranging from seven to fifteen years from the date of issuance, and interest left on deposit of $7.7 million. The certificates bore an average weighted interest rate of 8.14% at June 26, 2004. We intend to redeem in full our outstanding subordinated capital certificates of interest, plus an additional $1.4 million of prepayment penalties.

•	Industrial Revenue Bond. As of June 26, 2004 we had $7.5 million outstanding on an industrial revenue bond due in July 2015. The industrial revenue bond had an average interest rate of 0.9% at June 26, 2004. We intend to repay in full our outstanding industrial revenue bond.

We expect to distribute $120.0 million to our members and former member equity holders for certain outstanding membership interests and patronage equity either in redemption of patronage equity immediately prior to the conversion or in connection with the conversion immediately after the closing of this offering. If the underwriters exercise their overallotment option in full, we expect to distribute an estimated additional $40.5 million to our members and former member equity holders in connection with the conversion and reduce the number of shares of our common stock distributed to them by 2,700,000 shares.

We expect to use the remaining proceeds of approximately $7.8 million for general corporate purposes, including our ongoing business operations.

The amount of funds we actually use for any particular purpose will depend on many factors, including changes in our business strategy, material changes in our revenues, expenses and cash flow, and other factors described in “Risk Factors.” For example, if future revenues and cash flow are less than we currently anticipate, we may need to support our ongoing business operations with proceeds of this offering that we would otherwise use for other purposes. Accordingly, except for required payments or redemptions under our outstanding indebtedness and the redemption and exchange of the outstanding patronage equity and membership interests in connection with the conversion, our management will have discretion over the use and investment of the remaining net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

Pending the uses described above, we intend to invest the net proceeds of this offering in interest-bearing accounts, short-term interest-bearing investment grade securities or both.

DIVIDEND POLICY

Our Board of Directors does not presently intend to pay cash dividends on our common stock. We currently intend to retain all of our earnings in the foreseeable future to finance the operation and expansion of our business. Additionally, some of our indebtedness currently prohibits us from declaring or paying any dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Our future dividend policy will also depend on the requirements of any future financing arrangements to which we may be a party and other factors considered relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth, as of June 26, 2004, the actual capitalization of New Gold Kist and Gold Kist and the capitalization of New Gold Kist on a pro forma basis after giving effect to the conversion and on a pro forma, as adjusted basis after giving effect to the conversion and the following:

•	the sale of 18,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•	the application of estimated net proceeds from the offering to pay cash to some of Gold Kist’s members and former member equity holders in the conversion, to repay certain of our outstanding indebtedness and to pay related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes.

We based the pro forma and pro forma, as adjusted, information on available information and on assumptions that management believes are reasonable and that reflect the effect of these transactions as if they had occurred on June 26, 2004. We describe these assumptions in more detail under “Unaudited Pro Forma Consolidated Financial Information.”

You should read the following table in conjunction with the historical consolidated financial statements of Gold Kist and the related notes included elsewhere in this prospectus and the information set forth under “Unaudited Pro Forma Consolidated Financial Information.”

	As of June 26, 2004
	New Gold Kist	Gold Kist Historical	New Gold Kist Pro Forma	New Gold Kist Pro Forma, As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$1	136,699	16,699	144,527

Debt, including current maturities:
Series B Senior Exchange Notes		21,818	21,818	21,818
Series C Senior Exchange Notes		18,182	18,182	18,182
Senior Credit Facility(1)		—	—	—
Term Loan A		30,365	30,365	30,365
Term Loan B		9,000	9,000	—
Subordinated Capital Certificates of Interest		17,764	17,764	—
Industrial Revenue Bond		7,500	7,500	—
Other debt		2,476	2,476	2,476
10.25% Senior Notes, net of discount of $3,060 actual and $2,015 pro forma, as adjusted		197,016	197,016	128,061

Total debt		304,121	304,121	200,902
Patrons’ and other equity/stockholders’ equity:
Preferred stock, authorized: 100,000,000 shares pro forma	—	—	—	—
Common stock, $1.00 par value historical and $.01 par value pro forma; authorized: 500,000 shares historical and 900,000,000 shares pro forma; issued and outstanding: 2,449 shares historical, 32,000,000 shares pro forma and 50,000,000 shares pro forma, as adjusted	1	2	320	500
Additional paid-in capital		—	208,717	456,937
Patronage reserves and retained earnings (accumulated deficit)		329,035	—	(8,125)
Accumulated other comprehensive loss		(44,422)	(44,422)	(44,422)

Total patrons’ and other equity/stockholders’ equity	1	284,615	164,615	404,890

Total capitalization	$1	588,736	468,736	605,792

(1)	We have total borrowing capacity of up to $125.0 million under our amended senior credit facility, subject to borrowing base limitations. As of June 26, 2004, we have approximately $99.9 million available for borrowing under the amended senior credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data as of and for the fiscal years ended July 1, 2000, June 30, 2001, June 29, 2002, June 28, 2003 and June 26, 2004. The selected consolidated financial data for the fiscal years ended June 29, 2002, June 28, 2003 and June 26, 2004 and as of June 28, 2003 and June 26, 2004 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the fiscal years ended July 1, 2000 and June 30, 2001 and as of July 1, 2000, June 30, 2001 and June 29, 2002 were derived from our audited financial statements not included in this prospectus. This selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended
	July 1, 2000	June 30, 2001	June 29, 2002	June 28, 2003	June 26, 2004
	(in thousands)
Statement of Operations Data:
Net sales volume	$1,770,453	1,810,755	1,863,828	1,855,126	2,260,728
Cost of sales	1,709,183	1,690,437	1,706,582	1,813,106	1,899,395

Gross margins	61,270	120,318	157,246	42,020	361,333
Distribution, administrative and general expenses	82,297	88,507	87,486	81,859	108,772
Benefit plans curtailment gains(1)	—	33,727	—	20,257	—
Pension settlement expense(1)	—	—	—	—	(10,288)

Net operating margins (loss)	(21,027)	65,538	69,760	(19,582)	242,273
Other income (deductions):
Interest and dividend income	8,262	11,328	9,426	2,283	1,550
Interest expense	(30,425)	(39,996)	(27,962)	(24,968)	(35,690)
Gain on sale of marketable equity security and other investments(2)	—	—	15,578	—	—
Loss on investment(3)	—	—	—	(24,064)	(57,364)
Equity in earnings (loss) of affiliate(4)	(4,393)	10,048	—	—	—
Miscellaneous, net	(1,272)	(241)	2,882	(2,428)	1,942

Total other deductions, net	(27,828)	(18,861)	(76)	(49,177)	(89,562)

Margins (loss) from continuing operations before income taxes	(48,855)	46,677	69,684	(68,759)	152,711
Income tax expense (benefit)	(22,352)	13,397	22,055	(17,307)	41,817

Margins (loss) from continuing operations	(26,503)	33,280	47,629	(51,452)	110,894
Margins (loss) on discontinued operations(5)	417	(214)	(13,543)	—	—

Net margins (loss)	$(26,086)	33,066	34,086	(51,452)	110,894

	Fiscal Year Ended
	July 1, 2000	June 30, 2001	June 29, 2002	June 28, 2003	June 26, 2004
	(in thousands)
Other Data:
Net cash provided by (used in) operating activities	$(7,831)	71,940	68,000	(34,032)	221,964
Net cash provided by (used in) investing activities	(144,626)	(32,782)	45,229	(28,283)	(40,846)
Net cash provided by (used in) financing activities	140,318	(36,490)	(115,571)	64,344	(55,445)
Depreciation and amortization	43,312	42,747	39,071	39,495	39,592
Capital expenditures	29,874	33,495	38,899	34,651	42,210

Balance Sheet Data:
Cash and cash equivalents	$8,671	11,339	8,997	11,026	136,699
Working capital	23,751	121,087	159,959	210,227	345,245
Working capital, excluding current maturities of debt	190,053	242,220	185,585	232,389	366,412
Total assets	881,290	870,056	789,529	762,047	885,857
Total debt	418,016	387,418	276,270	346,173	304,121
Total patrons’ and other equity	239,490	272,550	283,161	183,897	284,615

(1)	In January 2001, we substantially curtailed our postretirement medical benefit plan for current employees. In October 2002, we substantially curtailed our postretirement supplemental life insurance plan. In April 2003, we substantially curtailed our postretirement medical plan for existing retirees. Gold Kist recognized a pension settlement expense in the year ended June 26, 2004. The pension settlement expense resulted from lump sum distribution payments from the plans to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. See Note 8 of Notes to Consolidated Financial Statements.
(2)	During the year ended June 29, 2002, we sold our marketable equity security, our investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million. See Note 10(b) of Notes to Consolidated Financial Statements.
(3)	In October 1998, Gold Kist completed the sale of assets of the Agri-Services segment business to Southern States Cooperative, Inc., or SSC. In connection with the transaction, Gold Kist purchased from SSC $60.0 million principal amount of capital trust securities and $40.0 million principal amount of cumulative preferred securities for $98.6 million in October 1999. The securities, with interest/dividends payable quarterly, carried a combined weighted average interest/dividend rate of 8.55% for the year ended June 29, 2002. No dividends from the cumulative preferred securities have been received since the quarterly payment received in January 2002. In October 2002, SSC notified Gold Kist that, pursuant to the provisions of the indenture under which Gold Kist purchased the capital trust securities, SSC would defer the capital trust securities’ quarterly interest payment due on October 5, 2002. Quarterly interest payments for subsequent quarters were also deferred. As a result of the deferral of the interest payments, Gold Kist reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from continuing operations for the year ended June 28, 2003.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below Gold Kist’s carrying value of the preferred stock investment, which Gold Kist believed was a triggering event indicating impairment. We recorded an “other-than-temporary” impairment charge of $18.5 million which was reflected as a loss on investment within other deductions, net.

In June 2004, Gold Kist notified SSC that it was abandoning the investment and returned the securities. As a result of the abandonment, the remaining investment balance of $38.8 million was written off and reflected as a loss on investment within other deductions, net, in the consolidated statement of operations for the year ended June 26, 2004. See Note 4 and Note 10(a) of Notes to Consolidated Financial Statements.

(4)	We had a 25% equity interest in Golden Peanut Company, LLC and its subsidiaries, or Golden Peanut. Our investment in Golden Peanut was accounted for using the equity method. We liquidated our investment in Golden Peanut at its carrying value in August 2001.
(5)	In June 2002, we adopted a plan to withdraw from and discontinue participation in a pecan processing and marketing partnership. This withdrawal was completed in January 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the Statements of Operations. See Note 11 of Notes to Consolidated Financial Statements. Our continuing operations are principally comprised of our broiler production, processing and marketing operations.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements of New Gold Kist reflect the distribution of $120.0 million of cash (based on an assumed $15.00 per share public offering price) and 32,000,000 shares of New Gold Kist common stock to the members and former member equity holders of Gold Kist, and the conversion of Gold Kist from a cooperative marketing association to a for profit corporation.

The unaudited pro forma, as adjusted, consolidated financial statements of New Gold Kist reflect estimated gross proceeds of $270.0 million. From the gross proceeds, we estimate that we will pay $21.6 million in underwriting discounts and commissions and transaction expenses. We expect to use the remaining net proceeds to pay debt and related prepayment penalties of approximately $120.6 million and retain the balance for general corporate purposes.

The pro forma information does not take into account the sale of up to 2,700,000 shares of our common stock that the underwriters have the option to purchase from us to cover overallotments. If this overallotment option is exercised in full, New Gold Kist would distribute $160.5 million of cash and 29,300,000 shares of New Gold Kist to members and former member equity holders of Gold Kist.

We derived the historical information from the audited consolidated financial statements of Gold Kist for the year ended June 26, 2004. These historical financial statements used in preparing the pro forma consolidated financial statements are summarized and should be read in conjunction with our complete historical consolidated financial statements and related notes contained elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet gives effect to the above described transactions as if they took place as of June 26, 2004. The unaudited pro forma consolidated statement of operations gives effect to the above described transactions as if they had been consummated at the beginning of fiscal 2004.

In connection with the proposed conversion of Gold Kist into a for profit corporation, Gold Kist, as sole stockholder of New Gold Kist, approved the Gold Kist Holdings Inc. Long-Term Incentive Plan. At the discretion of the compensation, nominating and corporate governance committee, which administers the plan, employees and non-employee directors may be granted awards in the form of stock options, stock appreciation rights, performance awards, restricted stock, stock units, dividend equivalents or other stock based awards. Awards under the plan may be granted singly, in combination, or in tandem. Our Board of Directors has approved the grant of restricted stock upon the closing of this offering. Total grants are expected to have a fair value at the date of grant of approximately $7.5 million. The restricted stock would vest on the third anniversary of the date of grant, and we will recognize the fair value of the restricted stock granted as compensation expense in our statements of operations over the vesting period. The unaudited pro forma consolidated financial statements do not reflect any impact from the grant of the restricted stock.

We based the pro forma information on available information and on assumptions that management believes are reasonable and that reflect the effect of these transactions. We provide the pro forma information for informational purposes only and this information should not be construed to be indicative of our consolidated financial position or consolidated results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our consolidated financial position or consolidated results of operations for future dates or periods. You should read the pro forma information in conjunction with the historical consolidated financial statements of Gold Kist beginning on page F-1 and with the information set forth under “The Conversion,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” included elsewhere in this prospectus.

PRO FORMA CONSOLIDATED BALANCE SHEET

as of June 26, 2004

(Dollar Amounts, Except Per Share Amounts, in Thousands)

(Unaudited)

	Gold Kist Historical	Pro Forma Adjustments– Conversion		New Gold Kist Pro Forma	Pro Forma Adjustments– Initial Public Offering		New Gold Kist Pro Forma, As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$136,699	(120,000	) (1)	16,699	270,000 (21,600 (111,951 (8,621	(2) )(3) )(4) )(5)	144,527
Receivables, net	137,654	—		137,654	—		137,654
Inventories	232,905	—		232,905	—		232,905
Deferred income taxes	20,482	—		20,482	—		20,482
Other current assets	31,564	—		31,564	3,464	(6)	35,028

Total current assets	559,304	(120,000)		439,304	131,292		570,596

Investments	12,760	—		12,760	—		12,760
Property, plant and equipment, net	231,657	—		231,657	—		231,657
Deferred income taxes	20,060	—		20,060	—		20,060
Other assets	62,076	—		62,076	(1,923	)(5)	60,153

	$885,857	(120,000)		765,857	129,369		895,226

LIABILITIES AND EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$21,167	—		21,167	(12,203	)(4)	8,964
Accounts payable	75,292	—		75,292	—		75,292
Accrued compensation and related expenses	52,074	—		52,074	—		52,074
Interest left on deposit	7,687	—		7,687	(7,687	)(4)	—
Other current liabilities	57,839	—		57,839	—		57,839

Total current liabilities	214,059	—		214,059	(19,890)		194,169

Long-term debt, less current maturities	282,954	—		282,954	(92,061 1,045	)(4) (5)	191,938
Accrued pension costs	53,825	—		53,825	—		53,825
Accrued postretirement benefit costs	7,539	—		7,539	—		7,539
Other liabilities	42,865	—		42,865	—		42,865

Total liabilities	601,242	—		601,242	(110,906)		490,336

Patrons’ and other equity:
Preferred stock, authorized: 100,000,000 shares pro forma	—	—		—	—		—
Common stock, $1.00 par value historical and $.01 par value pro forma; authorized: 500,000 shares historical and 900,000,000 shares pro forma; issued and outstanding: 2,449 shares historical, 32,000,000 shares pro forma and 50,000,000 shares pro forma, as adjusted	2	(2	)(1)	320	180	(2)	500
		320	(1)
Additional paid-in capital	—	328,717 (120,000	(1) )(1)	208,717	269,820 (21,600	(2) )(3)	456,937
Patronage reserves and retained earnings (accumulated deficit)	329,035	(329,035	)(1)	—	(11,589	)(5)	(8,125)
					3,464	(6)
Accumulated other comprehensive loss	(44,422)	—		(44,422)	—		(44,422)

Total patrons’ and other equity/stockholders’ equity	284,615	(120,000)		164,615	240,275		404,890

	$885,857	(120,000)		765,857	129,369		895,226

See Accompanying Notes to Pro Forma Consolidated Financial Statements.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar Amounts, Except Per Share Amounts, in Thousands)

(Unaudited)

	Year Ended June 26, 2004
					Pro Forma		New
		Pro Forma		New	Adjustments—		Gold Kist
	Gold Kist	Adjustments—		Gold Kist	Initial		Pro Forma
	Historical	Conversion		Pro Forma	Public Offering		As Adjusted
Net sales volume	$2,260,728			2,260,728			2,260,728
Cost of sales	1,899,395			1,899,395			1,899,395

Gross margins	361,333			361,333			361,333
Distribution, administrative and general expenses	108,772			108,772			108,772
Benefit plans curtailment gains and pension settlement (expense)	(10,288)			(10,288)			(10,288)

Net operating margins	242,273			242,273			242,273
Other income (deductions):
Interest and dividend income	1,550			1,550			1,550
Interest expense(a)	(35,690)			(35,690)	4,334	(8)	(31,356)
Loss on investment	(57,364)			(57,364)			(57,364)
Miscellaneous, net	1,942			1,942			1,942

Total other deductions, net	(89,562)			(89,562)	4,334		(85,228)

Margins from operations before income taxes	152,711			152,711			157,045
Income tax expense	41,817	3,828	(7)	45,645	1,660	(9)	47,305

Net margins(a)	$110,894	(3,828)		107,066	2,674		109,740

Net earnings per share:
Basic	—			2.68			2.25
Diluted	—			2.68			2.25
Average common shares outstanding:
New Gold Kist(10):
Basic	—	40,000		40,000	8,737		48,737
Diluted	—	40,000		40,000	8,737		48,737

(a)	On March 10, 2004, Gold Kist issued $200.0 million of senior notes due 2014 and repaid certain indebtedness. If the issuance of the $200.0 million of senior notes due 2014 had occurred as of June 29, 2003 and had been used to reduce then existing indebtedness and net proceeds from this initial public offering were applied to reduce additional existing indebtedness, interest expense for the year ended June 26, 2004 would have decreased by approximately $3.1 million.

See Accompanying Notes to Pro Forma Consolidated Financial Statements.

Notes to Unaudited Pro Forma Consolidated Financial Statements

The following describes adjustments as made in the related Unaudited Pro Forma Consolidated Financial Statements. The redemption, conversion and initial public offering are further described in the prospectus. We intend to record a tax benefit to the extent redemptions of patronage equity occur prior to the conversion and a tax benefit relating to the redemption of certain other patronage equity in the conversion; no adjustment has been made to give effect to any such tax benefits.

(1)	Represents the reclassification of all patronage reserves and retained earnings to additional paid-in-capital for conversion from a cooperative marketing association to a for profit corporation and the payment of the $120.0 million of cash and issuance of 32,000,000 shares of New Gold Kist common stock expected to be distributed to members and former member equity holders in the redemption and the conversion.

(2)	Represents the sale of 18,000,000 shares of common stock assuming an initial public offering price of $15.00 per share. We expect gross proceeds from this offering of $270.0 million.

(3)	Represents underwriting fees and estimated expenses of this offering.

(4)	Represents the repayment of debt including subordinated capital certificates of interest ($17.8 million), the related interest on deposit ($7.7 million), our Term B loan ($9.0 million), our industrial revenue bond ($7.5 million) and 35% of our 10.25% senior notes due 2014 ($70.0 million).

(5)	Reflects the write off of capitalized financing costs ($1.9 million) and 35% of the unamortized discount on our 10.25% senior notes due 2014 ($1.0 million) and the payment of prepayment penalties on our subordinated capital certificates of interest and partial repayment of our 10.25% senior notes due 2014 ($8.6 million) and the charge to retained earnings for the aggregate amount of these items. These charges would be recognized in the statement of operations in the period in which the prepayment of debt actually occurs.

(6)	Represents the estimated tax benefit of the items described in Note 5.

(7)	Reflects the net changes in taxes resulting from the conversion from a cooperative marketing association to a for profit corporation. The changes in the effective tax rates resulted from the nondeductibility as a for profit corporation of cash patronage refunds and redemptions of nonqualified patronage equity.

(8)	Reflects estimated net reduction in interest expense assuming application of the net proceeds of approximately $112.0 million from this offering to the reduction in outstanding principal of our revolving credit facility and our $95.0 million Tranche A term loan outstanding during the period presented.

(9)	Represents the tax effect of the reduction in interest expense, described in Note 8, at the assumed tax rate of approximately 38.3% after the conversion.

(10)	Pro forma common shares of New Gold Kist include 32,000,000 shares expected to be distributed in the conversion and 8,000,000 shares whose proceeds would be necessary to pay the distribution to members and former member equity holders. As adjusted, additional common shares include only those common shares whose net proceeds are being reflected in pro forma adjustments in the pro forma consolidated statement of operations—debt repayment and related prepayment penalties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

After two decades of rapid growth, the broiler industry is maturing and will be dependent on new and value-added product development, as well as expanded export opportunities for continued revenue growth. Production and operating efficiencies will also be necessary for increased profitability. In addition, the industry is undergoing consolidation as a number of acquisitions and mergers have occurred in the last five years. The market share of the top five U.S. firms in terms of ready-to-cook broiler meat production has increased from approximately 49% to 60% during that period, and this trend is expected to continue.

The industry has experienced volatility in results of operations over the last five years and expects the volatility to continue in the foreseeable future. Volatility in results of operations is generally attributable to fluctuations, which can be substantial, in broiler sales prices and cost of feed grains. Broiler sales prices tend to fluctuate due to supply of chicken, viability of export markets, supply and prices of competing meats and proteins, animal health factors in the global meat sector and general economic conditions.

Broiler market prices were favorable during the first half of fiscal 1999 as a result of industry-wide live production problems that restricted broiler supplies. Broiler prices weakened in the second half of fiscal 1999 as these problems were resolved and supplies increased. Market prices for poultry dark meat were weak during fiscal 1999 as a result of the Russian and Asian economic crises that began during the summer of 1998. Depressed broiler prices continued through fiscal 2000 and most of fiscal 2001 due to increased production levels and the large supply of competing meats, primarily pork and beef. Broiler prices strengthened during the first half of fiscal 2002 due to an improved supply/demand balance. Strong export demand, principally from Russia, favorably impacted both foreign and domestic markets and fueled higher broiler prices through the first eight months of fiscal 2002. However, on March 10, 2002, Russia banned the import of U.S. poultry. This led to downward pressure on broiler sales prices due to excess domestic supply. Export sales industry-wide declined by approximately 20% during the fourth quarter of fiscal 2002. Although the Russian ban on U.S. imports was lifted in April 2002 and product specifications and other issues were resolved in August 2002, fiscal 2003 sales to Russia were 60% below levels prior to the embargo. Increased domestic supplies and higher supplies of competing meats continued the downward pressure on broiler sales prices through the majority of fiscal 2003. Resumption of export sales to Russia and improved domestic demand for chicken products have contributed to improved broiler prices through fiscal 2004.

According to the USDA World Agricultural Outlook Board, or WAOB, calendar 2003 U.S. broiler meat production approximated 32.4 billion pounds, ready-to-cook weight, 1.6% above the 31.9 billion pounds produced in calendar 2002. This was the smallest increase in broiler production for the industry in recent history, and coupled with increased demand for broiler products, contributed to improved broiler market prices in the fiscal year ended June 26, 2004. The WAOB April estimate for calendar 2004 broiler meat production is 33.7 billion pounds, which is a 3.9% increase from the 2003 figures. Market prices for broiler products reached their highest levels since 1999 during our 2004 fiscal year. Broiler sales prices have recently declined and are not expected to continue at fiscal 2004 levels.

Our poultry export sales historically have been less than 10% of total net sales. Our poultry export sales, which we define as sales other than to customers in the United States or Canada, for fiscal 2001, 2002, 2003 and 2004 were $68.8 million, $74.2 million, $56.4 million and $99.2 million, respectively. The U.S. poultry industry historically has exported 15% to 20% of domestic production, principally dark meat products. Any disruption in the export markets can significantly impact domestic broiler sales prices by creating excess domestic supply. Starting in fiscal 2000, poultry export markets strengthened as demand from Russia increased due to changes in import tariffs and improved economic conditions due to the rise in world oil prices, which led to increased consumption. Increased demand continued through fiscal 2001 due in part to the ban on red meat imports from the European Union. Strong export sales continued through the first half of fiscal 2002, increasing 49% over the same period in fiscal 2001. However, due to the Russian ban mentioned above, export sales for the last quarter of fiscal 2002 decreased 32.6% from export sales in the same period in fiscal 2001. The drop in export sales continued in fiscal 2003, decreasing 24% from fiscal 2002. Due to the resumption of sales to Russia, export sales in fiscal 2004 were significantly higher than for fiscal 2003. In December 2003, Russia implemented a quota system that has reduced U.S. poultry imports by an estimated 30% from levels prior to the embargo. This quota could negatively affect our exports in future periods. During several months in 2004, China, Japan and several smaller chicken importing countries banned all imports of certain broiler products from the United States due to chickens in several states testing positive for avian influenza. Also, as a result of this event, Russia and Hong Kong banned the import of broiler products from the affected states. Although our broiler production operations are not located in the states that were affected, any implementation of similar bans in the future could negatively affect our results of operations.

The cost of feed grains, primarily corn and soybean meal, represents approximately 57% of total live broiler production costs or approximately 33% of cost of sales. Prices of feed grains fluctuate in response to worldwide supply and demand. Corn and soybean meal prices increased significantly in fiscal 2003 with soybean meal prices further increasing significantly in fiscal 2004, due to stronger worldwide demand and reduced U.S. crops due to weather problems in grain producing areas. Barring widespread weather problems in late summer and early fall of 2004, soybean production is expected to increase, which may favorably impact soybean meal prices in fiscal 2005. We expect corn prices during fiscal 2005 to be below fiscal 2004 levels.

We believe that we can reduce the impact of industry volatility on our results by increasing our value-added product lines, continuing to improve our cost structure and continuing our commitment to a strategy to grow private label sales. In March 2004, we improved our capital position and financial leverage through the issuance of the senior notes.

General issues such as increased domestic and global competition in the meat industry, heightened concerns over the safety of the U.S. food supply, volatility in feed grain commodity prices and export markets, increasing government regulation over animal production and animal welfare activism continue as significant risks and challenges to profitability and growth both for Gold Kist and the broiler industry.

In June 2002, we adopted a plan to withdraw from and discontinue participation in a pecan processing and marketing partnership with Young Pecan Shelling Company, which was completed in January 2003. Accordingly, the operating results of the partnership have been separated from continuing operations and reported separately in the Statements of Operations. See Note 11 of the Notes to Consolidated Financial Statements. Our continuing operations are principally comprised of our poultry production, processing and marketing operations. The discussion and analysis of results of operations that follows relates to our continuing operations, unless otherwise noted, for each of the fiscal years in the three year period ended June 26, 2004.

Results of Operations

The following table presents certain statement of operations items as a percentage of net sales for the periods indicated:

	Fiscal Year Ended
	June 29, 2002	June 28, 2003	June 26, 2004
Net sales volume	100.0%	100.0%	100.0%
Cost of sales	91.6	97.7	84.0

Gross margins	8.4	2.3	16.0
Distribution, administrative and general expenses	4.7	4.4	4.8
Benefit plans curtailment gain and pension settlement (expense)	—	1.0	(.5)

Net operating margins (loss)	3.7	(1.1)	10.7
Interest expense	(1.5)	(1.3)	(1.6)
Other income/(deductions) (including income taxes)	.3	(.4)	(4.2)

Margins (loss) from continuing operations	2.5%	(2.8)%	4.9%

Fiscal 2004 Compared to Fiscal 2003

For the year ended June 26, 2004, net sales volume increased 21.9% from $1.9 billion in fiscal 2003 to $2.3 billion in fiscal 2004. The increase in net sales volume was due primarily to an approximate 22% increase in average broiler sales prices for the year ended June 26, 2004, slightly offset by a decrease in broiler pounds produced and sold. An overall strengthening economy, favorable production levels, improved export demand and higher prices in the beef and pork meat sectors contributed to stronger demand and higher broiler sales prices in fiscal 2004. Current diet trends emphasizing low fat proteins such as chicken have also favorably impacted product demand.

Our export sales of $99.2 million for the year ended June 26, 2004 were 75.9% higher than fiscal 2003, due to substantially increased prices, the resumption of shipments to Russia and increased demand from other countries. An import quota system was negotiated and announced by Russian officials in December 2003. The U.S. share of the total quota was 771,900 tons or 73.5%. This is below the U.S. levels of imports prior to the embargo; however, increased demand from other countries has partially offset this reduction. Our export sales to Russia increased 52.8% in pounds shipped and 156.9% in dollar value from $16.2 million in fiscal 2003 to $41.7 million in fiscal 2004.

We had net operating margins of $242.3 million for the year ended June 26, 2004, compared to a net operating loss of $19.6 million in the prior fiscal year. The increase in net operating margins in fiscal 2004 was due primarily to higher broiler selling prices partially offset by higher feed ingredient costs, principally soybean meal. Soybean meal prices were 29.2% higher per ton during fiscal 2004 compared to fiscal 2003 and the average per bushel corn price was up 5.2%. The increased feed grain costs were due primarily to adverse weather conditions experienced late in the 2003 growing season.

Cost of sales in fiscal 2004 included a $3.5 million charge to write down the carrying value of the assets and recognize other expenses, primarily employee severance amounts, related to the closing of a poultry processing facility announced in September 2003.

Our pork production operations, which account for less than 1% of our total sales volume, had net operating margins of $0.4 million for the year ended June 26, 2004 as compared to a net operating loss of $3.1 million for fiscal 2003. The improvement was attributable to improved hog market prices brought about by lower beef supplies and increased demand.

The 32.9% year-to-date increase in distribution, administrative and general expenses was principally due to incentive compensation accruals associated with the net margins for fiscal 2004 compared to the net losses in fiscal 2003. We also experienced higher benefit costs, principally pension expense and employee medical claims during fiscal 2004, which contributed to the increase. These costs were partially offset by benefit plan reductions and the impact of curtailments implemented in fiscal 2003 and 2004.

We recognized $10.3 million of pension settlement expense for the year ended June 26, 2004. The settlement expense resulted from lump sum distribution payments from the plans to electing retiring employees exceeding service and interest cost components of pension expense in the plan year.

Other deductions including loss on investments, interest expense and miscellaneous, totaled $89.6 million for the year ended June 26, 2004, compared to $49.2 million for fiscal 2003. In October 2002, Southern States Cooperative, Inc., or SSC, notified us that, pursuant to the provisions of the indenture under which we purchased the capital trust securities, SSC would defer the quarterly interest payment due on October 5, 2002. Interest payments for subsequent quarters were also deferred. As a result of the deferral of the interest payments, we reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge included in other deductions for the year ended June 28, 2003. As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below our carrying value of the preferred stock investment, which the Company believed was a triggering event indicating impairment and recorded an “other-than-temporary” impairment charge of $18.5 million. In June 2004, we notified SSC that we were abandoning the SSC investment and returned the securities. As a result of the abandonment, we wrote off the remaining investment balance of $38.8 million in June 2004. See Note 4 and Note 10(a) of Notes to Consolidated Financial Statements.

Interest expense was $35.7 million for the year ended June 26, 2004, compared to $25.0 million for the prior fiscal year. The increase in the year-to-date interest expense was due in large part to the prepayment penalty of $5.5 million associated with the March 2004 repayment of the $45.0 million term loan due to an insurance company with a portion of the proceeds of our March 2004 senior note offering and the higher interest rate on the senior notes as compared to the average rates on other indebtedness. Higher interest rate spreads over the London Interbank Offered Rate (LIBOR) and amortization of fees related to the February 2003 amendment to the Senior Credit Facility and the arrangement of the Temporary Revolving Credit Facility that matured on September 30, 2003 also contributed to the increase.

Miscellaneous, net was income of $1.9 million for the year ended June 26, 2004, compared to expense of $2.4 million for the prior fiscal year. Gains from the sale of assets and from the settlement in August 2003 of notes receivable that exceeded their carrying value were the primary items resulting in the fiscal 2004 income. The notes receivable were acquired from the parent corporation of the other general partner of a pecan processing and marketing partnership that was dissolved in January 2003. The principal component of the expense we recorded in fiscal 2003 was a $4.1 million payment we made in December 2002 for our share of a legal settlement as a former partner of a peanut processing and marketing company. Income from a hog production joint venture with another regional cooperative was $1.2 million for the year ended June 26, 2004 as compared to a loss of $0.8 million for the year ended June 28, 2003 due to improved hog market prices brought about by increased demand.

For the year ended June 26, 2004, our combined federal and state effective income tax rate used to calculate the tax expense on the margins before income taxes was 27.4%. Our effective tax rate is lower than the federal and state statutory rates for the year ended June 26, 2004 due to the recognition of an ordinary deduction for tax purposes resulting from the abandonment of the SSC investment in June 2004. Previously, we had recorded an income tax valuation allowance for the majority of the unrealized losses resulting from the write-downs of the SSC investment. Income tax expense (benefit) for the periods presented reflects income taxes at statutory rates adjusted for available tax credits and deductible nonqualified equity redemptions.

Fiscal 2003 Compared to Fiscal 2002

For the year ended June 28, 2003, net sales volume decreased 0.5% from $1.864 billion in fiscal 2002 to $1.855 billion in fiscal 2003. The decrease in net sales volume was due primarily to a 2% decrease in average poultry sales prices, which was partially offset by a 1.1% increase in ready-to-cook broiler meat production. The decrease in average poultry sales prices was principally due to a reduction in export demand experienced industry-wide. The reduction resulted primarily from the Russian ban on U.S. chicken imports instituted in March 2002 and their continuing regulatory import restrictions. This event and problems with other export markets negatively impacted both foreign and domestic markets. This resulted in an oversupply of broiler meat and lower sales prices. Increased supplies of competing meats, principally beef and pork, also were a significant factor leading to the downward pressure on poultry prices. Broiler prices improved during the fourth quarter of fiscal 2003 due to the impact of industry production constraints and seasonal demand. Our export sales of $56.4 million for fiscal 2003 were 24% lower than those for fiscal 2002 due to the continuing impact of Russian import regulatory issues, increased foreign competition and problems with other export markets. Although the Russian ban was lifted in mid-April 2002 and product specifications and other issues were resolved in August 2002, sales to Russia were 53% below prior year levels.

We had net operating losses of $19.6 million for fiscal 2003 as compared to net operating margins of $69.8 million in fiscal 2002. The decrease in net operating margins was due primarily to the decrease in poultry selling prices and a 6.2% increase in the cost of sales. The increased costs were attributable to higher feed ingredient and production costs, including energy, for fiscal 2003 as compared to fiscal 2002. Total feed costs in fiscal 2003 were 12.8% higher than in fiscal 2002. These increases were partially offset by the receipt of $8.9 million in June 2003 representing our share as a class claimant in the class action litigation against methionine suppliers for overcharges. Also, as part of the implementation of an automated system for spare parts and supply inventories initiated in fiscal 2003, we changed our level of item cost for inclusion in inventory. The change resulted in capitalization, as acquired, of an approximate additional $4.6 million into spare parts and supply inventory as of June 28, 2003. Our pork production operations posted a net operating loss of $3.1 million in fiscal 2003 as opposed to a net operating margin of $1.3 million in fiscal 2002.

The 6.4% decrease in distribution, administrative and general expenses was principally due to the absence of incentive compensation accruals due to the net loss for fiscal 2003, a general salary freeze and lower benefit costs due to benefit plan changes effected in fiscal 2002 and fiscal 2003.

In October 2002, we substantially curtailed our postretirement life insurance plans, and in April 2003, we substantially curtailed our postretirement medical plan for existing retirees. The postretirement medical plan for active employees was curtailed in January 2001. Previously eligible retired employees between the ages of 55 and 65 could continue their coverage at rates above the average cost of the medical insurance plan for active employees. A gain from these curtailments of approximately $20.3 million is reflected in the fiscal 2003 consolidated statement of operations with the accompanying reduction in the accrued postretirement benefit liability in the accompanying fiscal 2003 consolidated balance sheet.

Other deductions totaled $49.2 million for the year ended June 28, 2003, compared to $76,000 for fiscal 2002. Interest and dividend income was $2.3 million in fiscal 2003 as compared to $9.4 million in fiscal 2002. The amount for fiscal 2002 was earned principally from the SSC capital trust and preferred securities. No dividends or interest were paid or accrued on these securities in fiscal 2003. As a result of the deferral of the interest payments, we have reduced the carrying value of the SSC securities by $24.1 million with a corresponding charge against margins from continuing operations before income taxes in fiscal 2003. Interest expense was $25.0 million in fiscal 2003, 10.7% below the $28.0 million incurred in fiscal 2002. The decrease in interest expense was due to lower average market interest rates partially offset by higher average loan balances and fees. Miscellaneous, net of $2.4 million expense for fiscal 2003 includes the litigation settlement payment of $4.1 million in December 2002 related to Golden Peanut Company LLC.

Our combined federal and state effective income tax rate used to calculate the tax benefit of the fiscal 2003 loss before income taxes was 25%. The combined effective rate for fiscal 2002 was 32%. The limited fiscal 2003 tax benefit is due to the deferred income tax valuation allowance established for the unrealized capital losses resulting from the write down of the SSC investment and the dissolution of the pecan processing and marketing partnership. Income tax expense (benefit) for the periods presented also reflects income taxes at statutory rates adjusted for available tax credits and deductible nonqualified equity cash refunds and redemptions.

In response to the adverse operating conditions in fiscal 2003, we instituted a cost reduction plan freezing pay levels, reducing staff and overtime, implementing further employee benefit plan reductions/eliminations and selling certain non-operating assets.

Liquidity and Capital Resources

Our liquidity is dependent upon cash flow from operations and external sources of financing.

In March 2004, we issued $200.0 million aggregate principal amount of senior notes in a private offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The interest rate on the senior notes is 10.25%, with interest payable semi-annually on March 15 and September 15. The senior notes were issued at a price of 98.47% and are reflected net of the unamortized discount of $3.0 million in the accompanying consolidated balance sheet at June 26, 2004. We expect to repay approximately $70.0 million of these notes, including the payment of $7.2 million in prepayment penalties, with a portion of the proceeds from this offering.

In connection with the offering of our senior notes, we amended the terms of our senior credit facility to provide for a revolving line of credit in an aggregate principal amount of $125.0 million, including a sub-facility of up to $60.0 million for letters of credit, for a term of three years. The facility is secured by a security interest in substantially all of our assets, including all of our present and future accounts receivable and inventory, property, plant and equipment and the stock of certain of our subsidiaries. Borrowings under the facility are limited to the lesser of $125.0 million and a borrowing base determined by reference to a percentage of the collateral value of the accounts receivable and inventories, including our broiler and breeder flocks, securing the facility. As of August 27, 2004, we had approximately $99.9 million available for borrowing under this facility.

We and our subsidiaries are subject to certain affirmative and negative covenants contained in our senior credit facility, including covenants that restrict, subject to specified exceptions, dividends and certain other restricted payments; the incurrence of additional indebtedness and other obligations and the granting of additional liens; loans; extension of credit and guarantees; mergers, acquisitions, investments, and disposition of assets or stock; capital expenditures; and use of proceeds from borrowings under the credit facility and excess cash flow. The exceptions provided in the credit facility could allow for transactions to occur outside of the credit facility limitations as follows: incurrence of reimbursement obligations under letters of credit not to exceed $25.0 million; capital expenditures of $75.0 million during each fiscal year (subject to certain excess cash flow limitations), plus carry forward amounts. There are also covenants relating to compliance with certain laws, payments of taxes, maintenance of insurance and financial reporting. In addition, the credit facility requires us to maintain a minimum consolidated tangible net worth of at least the sum of $180.0 million and 50% of cumulative reported net income beginning with the third quarter of fiscal 2004, a ratio of consolidated current assets to consolidated current liabilities no less than 1.10 to 1.00, calculated on a quarterly basis; a fixed charge coverage ratio as of the last day of any fiscal quarter no less than 1.80 to 1.00, calculated on a quarterly basis; and a senior debt coverage ratio not to exceed 3.75 to 1.00 at the end of the fourth quarter of fiscal 2004, 3.50 to 1.00 at the end of the first quarter of fiscal 2005, and 3.25 to 1.00 at end of the second quarter of fiscal 2005 and thereafter.

Events of default under the senior credit facility include, subject to grace periods and notice provisions in certain circumstances, non-payment of principal, interest or fees; default under or acceleration of certain other indebtedness; material inaccuracy of any representation or warranty; violation of covenants; bankruptcy and insolvency events; certain impairments of collateral; fraudulent conveyance; certain judgments and other liabilities; certain ERISA violations; changes of control; and certain management changes. If an event of default occurs, the lenders under the senior credit facility are entitled to take various actions, including accelerating amounts due under the credit facility and requiring that all such amounts be immediately paid in full.

As of June 26, 2004 we had $40.0 million in aggregate principal amount of senior exchange notes outstanding with an insurance company. We are required to make annual principal repayments on these notes of $5.0 million. These notes mature in May 2010. The agreements governing these notes subject us to customary financial and other covenants and contain customary events of default generally similar to those under our senior credit facility. In addition, the note agreements require that we not permit (i) the ratio of EBIT plus consolidated lease expense, in each case for the period of the eight fiscal quarters most recently ended at such time, to consolidated interest expense plus consolidated lease expense for such period to be less than 1.00 to 1.00 for the fourth quarter of fiscal 2004, and the first quarter of fiscal 2005, and 1.25 to 1.00, for the second quarter of fiscal 2005 and thereafter; (ii) the ratio of consolidated total debt as of the end of any fiscal quarter to the sum of EBITDA for the fiscal quarter then ending and the preceding seven fiscal quarters (divided by two), to be greater than 5.00 to 1.00 for the fourth quarter of fiscal 2004, and the first quarter of fiscal 2005, 4.50 to 1.00 for the second quarter of fiscal 2005, 4.00 to 1.00 for the third quarter of fiscal 2005, and 3.50 to 1.00 for the fourth quarter of fiscal 2005 and thereafter; and (iii) the ratio of total debt to capital to exceed .65 to 1.00 for the fourth quarter of fiscal 2004, and each of the four quarters of fiscal 2005, and .60 to 1.00 thereafter. These notes are secured by substantially all of our inventories, receivables and property, plant and equipment.

We also have a term loan with an agricultural credit bank with an aggregate principal amount outstanding of approximately $30.4 million as of June 26, 2004. This term loan will mature on December 1, 2012, with required semi-annual principal repayments in the amount of $1.8 million. In addition, under the same facility, we have a term loan with an aggregate principal amount outstanding as of June 26, 2004 of $9.0 million, which we intend to repay using a portion of the proceeds from this offering. This term loan will mature on December 31, 2007, with required quarterly principal repayments of $0.6 million. The agreement governing these loans subjects us to customary financial and other covenants and contains customary events of default substantially similar to those under our senior credit facility. These borrowings are secured by substantially all of our inventories, receivables and property, plant and equipment.

The terms of our senior notes, senior credit facility, senior exchange notes and term loan also include an excess cash flow provision, which under certain conditions could require us to deposit funds in a restricted cash account to be used for future scheduled or mandatory principal payments of senior debt.

The forgoing description of the terms of our senior notes, senior credit facility, senior exchange notes and term loan are qualified by reference to the applicable indenture or agreements governing such arrangements, which are incorporated by reference to the registration statement of which this prospectus is a part.

We also have subordinated capital certificates of interest with original fixed maturities ranging from seven to fifteen years. As of June 26, 2004, certificates having a principal amount of $17.8 million were outstanding, which we intend to repay using a portion of the proceeds from this offering. We have an additional $7.5 million of industrial revenue bonds outstanding, which we intend to repay using a portion of the proceeds from this offering. In addition, we have approximately $32.7 million outstanding under letters of credit issued by various institutions.

At June 26, 2004, we were in compliance with all applicable loan covenants and other credit facilities.

For fiscal 2004, cash provided by operating activities was $222.0 million compared to cash used in operating activities of continuing operations of $15.7 million for fiscal 2003. The increased cash flow was due to the operating results for fiscal 2004 as adjusted for non-cash items, principally depreciation and amortization, the loss on investment, accrued benefit costs and deferred income taxes. Cash used in financing activities for the year ended June 26, 2004 was $55.4 million compared to cash provided by financing activities for the year ended June 28, 2003 of $64.3 million. During the period, we repaid gross outstanding debt of $240.4 million, or $43.5 million, excluding the $196.9 million of proceeds from the issuance of the senior notes, including scheduled long-term debt amounts and payments on the revolver and senior credit facility. At June 26, 2004, we had unused loan commitments of $99.9 million and cash of $121.5 million invested in short term interest bearing instruments.

Working capital and patrons’ and other equity were $345.2 million and $284.6 million, respectively, at June 26, 2004 as compared to $210.2 million and $183.9 million, respectively, at June 28, 2003. Working capital provided through earnings, higher current asset levels and the net proceeds from the issuance of the senior notes contributed to the increase in fiscal 2004 as compared to fiscal 2003. The increase in patrons’ and other equity reflects the net margins for the year ended June 26, 2004 partially offset by $3.9 million of equity redemptions and $5.9 million representing the accrued cash portion of the fiscal 2004 patronage refunds reclassified to a current liability. The cash portion of the patronage refund was paid in August 2004.

For fiscal 2004, cash expenditures were approximately $2.8 million for equity redemptions, net of insurance proceeds from our equity insurance program. Our equity insurance program covers our approximately 700 equity holders with more than $100,000 in total equity, with an annual premium of approximately $1.9 million. In August 2003, our Board of Directors suspended the early cashing of notified equity at the request of the holder, but continued to pay the full face value to the estates of deceased equity holders, subject to a $4.0 million limitation on total equity cashings in fiscal 2004. The redemption of patrons’ equity is subject to the discretion of our Board of Directors. Following the completion of this offering, and as a consequence of the conversion of Gold Kist from a cooperative marketing association to a for profit corporation, all members’ and former member equity holders’ patronage equity will be redeemed for cash, exchanged for our common stock or both. At that time, the equity insurance program will be discontinued. See “Unaudited Pro Forma Consolidated Financial Information.”

We spent approximately $42.2 million in capital expenditures in the year ended June 26, 2004 that include expenditures for expansion of further processing capacity and technological advances in our poultry production and processing. In addition, capital expenditures included other asset improvements and necessary replacements. Management plans to fund fiscal 2005 capital expenditures and related working capital needs with existing cash balances, cash expected to be provided from operations and this offering.

Effective January 1, 2004, we prospectively amended our qualified pension plan. For benefits earned in 2004 and future years, the basic pension formula was changed from 50% to 45% of final average earnings, early retirement benefits were reduced, and the lump sum distribution option is no longer available. The pension benefits earned by employees through 2003 were unchanged. We recognized $10.3 million of pension settlement expense in the year ended June 26, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. We made a pension plan contribution of $15.0 million in August 2004.

We believe cash on hand, cash equivalents and cash expected to be provided from this offering and operations, in addition to borrowings available under our amended senior credit facility, will be sufficient to maintain cash flows adequate for our operational objectives during fiscal 2005.

Contractual Obligations

Obligations under long-term debt, non-cancelable operating leases and feed ingredient purchase commitments at June 26, 2004 are as follows (in millions):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (a)	$304.1	21.2	25.9	24.8	232.2
Operating leases	50.9	14.8	20.6	13.5	2.0
Feed ingredient purchase commitments (b)	274.0	274.0	—	—	—

Total (c)	$629.0	310.0	46.5	38.3	234.2

(a)	Excludes $32.7 million in total letters of credit outstanding related to normal business transactions and interest payments on the long-term debt.
(b)	Feed ingredient purchase commitments include both priced and unpriced contracts in the ordinary course of business. Unpriced feed ingredient commitments are priced at market as of June 26, 2004 for the month of delivery.
(c)	We contract with broiler, breeder, pullet, layer, hog and nursery pig producers. Although these contracts are subject to acceptable grower performance on a flock-to-flock or herd-to-herd basis, we expect the grow out activity to continue through the periods covered by the grower contracts. Annual grower pay has averaged approximately $240.0 million per year over the past two years with the actual amounts determined by relative performance and other factors. Grower payments have not been included in the contractual obligations table due to the inherent uncertainty of the future amounts. Certain members of our Board of Directors who are also members of Gold Kist, the cooperative, are contract growers. See “Certain Relationships and Related Transactions.”

Critical Accounting Policies

The preparation of our Consolidated Financial Statements requires the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal years presented. The following is a summary of certain accounting policies that we consider to be critical. Other significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements.

Revenue Recognition.    Substantially all of our revenue generating activities consist of the sale of poultry products to our customers. Substantially all sales are shipped by truck and the revenue is recognized upon passage of title and risk of loss to the customer. There are no additional services or processes to be performed following delivery of the product. Revenue is recorded net of amounts for any discounts, allowances or promotions. Estimates for any special pricing arrangements, promotions or other volume-based incentives are recorded upon shipment of the product in accordance with the terms of the promotion, allowance or pricing arrangements.

Inventories.    Live poultry inventories consist of broilers and breeders. Broilers are stated at the lower of average cost or market and breeders are stated at average cost less accumulated amortization. Costs include live production costs (principally feed, chick cost, medications and other raw materials), labor and production overhead. Breeder costs include acquisition of chicks from parent stock breeders, feed, medication, labor and production costs that are accumulated up to the production stage and then amortized over their estimated useful life of thirty six weeks. Marketable product inventories and raw materials and supplies are stated on the basis of the lower of cost (first in, first out or average) or market. If market prices for inventories move below carrying value, adjustments to write down the carrying values of these inventories would be required.

Allowance for Doubtful Accounts.    Our management estimates the allowance for doubtful accounts based on an analysis of the status of individual accounts. Factors such as current overall economic and industry conditions, historical customer performance and current financial condition, collateral position and delinquency trends are used in evaluating the adequacy of the allowance for doubtful accounts. Changes in the economy, industry and specific customer conditions may require us to adjust the allowance amount recorded. These adjustments involve management judgment and could have a significant impact on our results of operations and financial position.

Accrued Self-Insurance Costs.    We are self-insured for certain losses related to property, fleet, product and general liability, worker’s compensation and employee medical benefits. Stop loss coverage is maintained with third party insurers to limit our total exposure. Estimates of the ultimate cost of claims incurred as of the balance sheet date are accrued based on historical data and estimated future costs. While we believe these estimates are reasonable based on the information available, actual costs could differ and materially impact our results of operations and financial position.

Employee Benefits.    We incur various employment-related benefit costs with respect to qualified and nonqualified pensions and deferred compensation plans. Assumptions are made related to discount rates used to value certain liabilities, assumed rates of return on assets in the plans, compensation increases, employee turnover and mortality rates. We utilize third party actuarial firms to assist management in determining these assumptions. Different assumptions could result in the recognition of differing amounts of expense over different periods of time.

Income Taxes.    We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The recoverability of the tax assets recorded on the balance sheet is based on both our historical and anticipated earnings levels and is reviewed to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.

Effects of Inflation

The major factor affecting our net sales volume and cost of sales is the change in market prices for broilers, hogs and feed grains. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation can, however, adversely affect our operating costs such as labor, energy and material costs.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” which was effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. SFAS No. 150 establishes standards for the classification of liabilities in financial statements that have characteristics of both liabilities and equity. The implementation of SFAS 150 did not have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. Generally, the provisions of the interpretation are effective no later than the first interim period ending after March 15, 2004. Implementation of FIN 46 did not have a significant impact on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue 01-08, “Determining Whether an Arrangement Contains a Lease.” If an arrangement contains a lease in accordance with the EITF guidance, the timing of the expense and recognition in the balance sheet (if a capital lease) and disclosures could be affected. The EITF is effective for all arrangements agreed to or modified in fiscal periods beginning after May 28, 2003. The implementation of this EITF did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits, (revised)” which was effective for our fiscal year ended June 26, 2004. It does not change the measurement or recognition of pension and other post retirement benefit plans, but retains and revises disclosure requirements. Disclosures required by SFAS No. 132 are incorporated into Note 8 of the Notes to the Consolidated Financial Statements included herein.

In May 2004, the FASB issued FASB Staff Position No. SFAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement, and Modernization Act of 2003,” or FSP 106-2. FSP 106-2 supersedes FSP 106-1 issued in January 2004 and sets forth accounting for the impact of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 for employers that sponsor postretirement healthcare plans that provide prescription drug benefits. Due to the substantial curtailment of our postretirement medical benefits plan, FSP 106-2 will not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risks

Market Risk.    Our principal market risks are exposure to changes in broiler and commodity prices and interest rates on borrowings. Although we have international sales and related accounts receivable from foreign customers, there is no foreign currency exchange risk as all sales are denominated in U.S. dollars.

Commodities Risk.    We are a purchaser of certain agricultural commodities used for the manufacture of poultry feeds. We use commodity futures and options for economic hedging purposes to reduce the effect of changing commodity prices and to ensure supply of a portion of our commodity inventories and related purchase and sale contracts. Feed ingredients futures and option contracts, primarily corn and soybean meal, are accounted for at fair value. Changes in fair value on these commodity futures and options are recorded as a component of product cost in the consolidated statements of operations. Terms of our senior credit facility limit the use of forward purchase contracts and commodities futures and options transactions. As of June 26, 2004, the notional amounts and fair value of our outstanding commodity futures and options positions were not material.

Feed ingredient purchase commitments for corn and soybean meal in the ordinary course of business were $274.0 million at June 26, 2004. These commitments include both priced and unpriced contracts. Unpriced feed ingredient commitments are valued at market for the month of delivery as of June 26, 2004. Based on estimated annual feed usage, a 10% increase in the weighted average cost of feed ingredients would increase annualized cost of sales by an estimated $60.0 million.

Interest Rate Risk.    We have exposure to changes in interest rates on certain debt obligations. The interest rates on our amended senior credit facilities fluctuate based on the London Interbank Offered Rate (LIBOR). Assuming the $125.0 million revolver was fully drawn, a 1% change in LIBOR would increase annual interest expense by approximately $1.4 million, without taking into account our expected application of a portion of the net proceeds of the offering to repay certain of our outstanding indebtedness.

BUSINESS

Overview

We are the third largest integrated broiler company in the United States, accounting for over 9% of chicken, or broiler, meat produced in the United States in 2003. In addition, we believe we are the largest producer in terms of dollar volume of private label broiler products in the United States. We operate a fully-integrated broiler production, processing and marketing business. Our broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. Each complex operates in a different geographic region and includes pullet (young hens less than 26 weeks old grown as replacement hens for breeding) and breeder (hatching egg) flocks, broiler flocks, one or more hatcheries, one or more feed mills and one or more poultry processing plants. Three complexes also have rendering plants to process by-products.

For the year ended June 26, 2004, we produced and marketed approximately 3.1 billion pounds of ready-to-cook broiler products. Our broiler products include whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. We sell our products to over 3,000 customers in the retail, industrial, foodservice and export markets. Our registered trademarks include the Gold Kist Farms, Young ‘n Tender, Early Bird, Dish in a Dash and McEver’s brands. We are focusing our growth efforts on higher value, higher-margin, further-processed products. Sales of our further-processed products represented approximately 18.4% of our sales in fiscal 2004. For the year ended June 26, 2004, our business generated total net sales of approximately $2.3 billion, net operating margins of approximately $242.3 million and net margins of approximately $110.9 million.

Industry

General

Prior to 1960, the U.S. poultry industry was highly fragmented with numerous small, independent breeders, growers and processors. The industry has consolidated during the last 40 years, resulting in a relatively small number of larger, more vertically integrated companies. In general, vertical integration of the U.S. poultry industry has led to increased operating cost efficiencies at each stage of the production process. We believe these cost efficiencies have had an adverse effect on less vertically integrated poultry producers, as they have been unable to realize the synergies benefiting their more integrated competitors.

U.S. Market Fundamentals

Broiler products currently are the most consumed meat in the United States, primarily due to growth in broiler consumption in the 1980s and 1990s. Such growth was primarily due to chicken’s distinctive attributes, including consistent quality, high versatility and perceived health benefits, which helped broiler meat gain a competitive edge over red meats and increase market share relative to beef and, to a lesser extent, pork.

Increased exports were also a key factor in the increased demand for chicken during recent decades. Broiler meat exports experienced an eight-fold increase from 1980 to 2000 and proved to be an important outlet for domestically undervalued chicken parts, specifically dark meat. Major export markets for U.S. broilers include Russia and other former Soviet republics, Hong Kong, Mexico, Japan and Canada. Total exports accounted for approximately 15% of overall U.S. broiler production in 2003.

Broiler production in the United States is concentrated in the southern and mid-Atlantic regions, with the largest production states, Georgia, Arkansas, Alabama and Mississippi, accounting for more than 80% of total production.

Industry Profitability

Profitability in the broiler industry is materially affected by the prices of feed ingredients and the prevailing market prices of broiler products. As a result, the broiler industry is subject to cyclical earnings fluctuations. For example, feed ingredient costs are dependent on a number of factors unrelated to the broiler industry. Small movements in feed ingredient costs may result in large changes in industry profits from fresh broiler products. By comparison, we believe that feed costs are typically lower as a percentage of total costs in further-processed and prepared broiler products. As a result, increased sales of further-processed and prepared broiler products, as a percentage of total sales, by broiler producers should reduce to some extent the sensitivity of earnings to feed ingredient cost movements.

Chicken Products versus Other Meat Proteins

From 1982 to 2002, annual per capita consumption of chicken products in the United States increased approximately 65.1%, while annual per capita consumption of beef declined approximately 12.1% and annual per capita consumption of pork increased approximately 4.9%. The following chart illustrates, for the periods indicated, per capita consumption in pounds of chicken in the United States relative to beef and pork.

Consistent quality, high versatility and perceived health attributes have contributed to the rapid market penetration of chicken products in the last several decades, with marked improvements beginning in the 1980s. Chicken presents significantly lower levels of fat and cholesterol in comparison with beef and pork. We believe U.S. consumers highly value these attributes and that they constitute an important factor guiding food purchasing decisions among health conscious consumers. This trend has benefited from the shifting demographic mix as the U.S. population ages and becomes more health conscious.

Growth in chicken consumption has also been enhanced by new products and packaging which increase convenience and product versatility. These products include breast fillets, tenderloins and strips, formed nuggets and patties and bone-in parts, which are sold fresh, frozen and in various stages of preparation, including blanched, breaded and fully-cooked. Most of these products are targeted towards the foodservice market, which is comprised of chain restaurants, food processors, foodservice distributors and certain other institutions.

According to the National Chicken Council, an industry trade association, U.S. production of further-processed chicken products will increase from approximately 6.3 billion ready-to-cook pounds in 1992 to an estimated 16 billion ready-to-cook pounds in 2004. This product group is the fastest growing product group in the U.S. chicken industry, and the National Chicken Council estimates that the market share of this product group will increase from 30.0% of U.S. chicken production in 1992 to approximately 47.5% of such production in 2004.

Consumer preferences in the United States have become increasingly sophisticated, and include consistent quality, convenience and variety in the eating experience. Because of its intrinsic characteristics, mild flavor, ease of cooking and preparation and high versatility, we believe chicken is better suited to a host of applications, including both food manufacturing and foodservice, than competing meat proteins.

Chicken’s quasi-neutral taste is well suited for marinating and makes broiler meat compatible with almost any kind of seasoning, sauce, taste-enhancer or flavor-modifier. In addition, chicken’s unique texture allows for considerable flexibility in the form of the final product. Furthermore, chicken cooks faster and more easily than beef and, especially, pork. We believe these distinctive characteristics have helped chicken gain a competitive advantage in terms of delivering innovative products in tune with consumers’ needs and expectations. Value-added and inventive chicken offerings include convenience-enhanced products, such as ready-to-eat and ready-to-cook entrees, flavor-improved items, such as marinated dishes, breaded products, such as nuggets, chicken fingers and popcorn chicken, Buffalo wings and patties.

General

Gold Kist is an agricultural membership cooperative headquartered in Atlanta, Georgia. Upon completion of the conversion, Gold Kist will be merged with and into New Gold Kist, a newly formed for profit corporation. Gold Kist’s cooperative membership consists of approximately 2,300 farmer members located principally in Alabama, Florida, Georgia, North Carolina and South Carolina. After the conversion, we expect that substantially all of our members will continue to be contract growers for New Gold Kist on substantially the same terms as prior to the conversion. Our business primarily consists of marketing farm commodities, principally broiler products, on behalf of members. Under our standard Membership, Marketing and/or Purchasing Agreement, which is entered into between each member and us, we undertake to market for the member agricultural products delivered by the member which are of a type marketed by us.

Other Businesses

While 99% of our revenues are derived from our broiler production operations, we also have several smaller operations which account for less than 1% of our total net revenue in which we do business with non-members and engage in non-cooperative activities through subsidiaries and partnerships. Our pork group coordinates the production and marketing of hogs raised by member growers in Alabama, Georgia and Mississippi. Our other operations include a captive insurance company to provide coverage for the retained losses within the deductibles of our auto liability, general liability and the workers’ compensation coverage, an interest in a partnership that owns our headquarters building and a design, fabrication and installation firm primarily serving customers in the meat, poultry, chemical and wood products businesses with a focus on wastewater treatment systems.

Broiler Production

We are a vertically-integrated producer of fresh, frozen and further processed broiler products. Our broiler operation is organized into several divisions, each encompassing one or more of our broiler complexes. Each broiler complex operates within a separate geographical area and includes within that area broiler flocks, pullet and breeder (hatching egg) flocks, one or more hatcheries, a feed mill, poultry processing plant(s), management and accounting office(s) and transportation facilities. Through these complexes, we control the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of our product lines.

Integration reduces costs by coordinating each stage of production. All stages are controlled to utilize resources and facilities at maximum efficiency. Integration practices not only improve cost efficiency but also permit the production of higher quality, more uniform birds. In addition, integration contracts are also desirable for growers, as the contracts shift market risk to the integrators. The integrator is also responsible for all processing and marketing activities. We believe these activities are crucial to the success of broiler production and require large scale and specialized expertise.

Breeding and Hatching

We maintain our own breeder flocks for the production of hatching eggs. Our breeder flocks are acquired as one-day old chicks (known as pullets) from primary breeding companies that specialize in the production of breeder stock. We maintain contracts with our growers in connection with pullet farm operations for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, we transport the mature breeder flocks to breeder farms that are operated and maintained by our growers. Eggs produced from these breeder flocks are transported to our hatcheries in our vehicles.

Growout

We place our chicks on growout farms, farms where broilers are grown to an age of approximately six to eight weeks. The farms provide us with sufficient housing capacity for our operations, and are typically grower-owned farms operated under contract with us. The grower provides the housing and the growout equipment, such as feeders, waterers and brooders, as well as water, electricity, fuel, litter, management and labor. We provide the chicks, feed, necessary medication and technical advice and supervision to the growers. Our growers are compensated pursuant to an incentive formula designed to promote production cost efficiency. These bonuses are earned by having lower mortality rates, the rate at which the broilers convert feed into body weight, or conversion rate, and/or by having fewer birds rejected before processing than the average grower. Conversely, payments to growers who perform worse than their peers on these measures are discounted.

Feed Mills

An important factor in the growout of broilers is the conversion rate. Principal raw materials used by us for the production of poultry include agricultural commodities such as corn and soybeans utilized as feed ingredients. The quality and composition of the feed are critical to the conversion rate, and accordingly, we formulate and produce our own feed.

Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The availability of feed ingredients at reasonable prices has been generally favorable for us because of the increased stocks of such commodities generated by large domestic crops in the last five years, although prices for such commodities increased in fiscal 2003 due to reduced domestic production. Generally, we purchase our corn and other feed supplies at current prices from domestic suppliers, principally in the Midwestern United States. Feed grains are available from an adequate number of sources. Although we have not experienced, and do not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon our profitability. Although we sometimes purchase grains in forward markets, such purchases do not eliminate the potentially adverse effect of grain price increases.

Processing

Once the chicks reach processing weight, they are transported to our processing plants. These plants use modern, highly automated equipment to process and package the broilers. We also have the capabilities to produce deboned and other further-processed products at some of our processing facilities.

Products

We produce an extensive line of chicken products as required by each of our customers in their respective markets. We have launched new and innovative value-added products in close coordination with our retail and foodservice customers. Our further-processed products include those items processed by our further processing lines at our Sumter, South Carolina and Boaz, Alabama plants; the individually quick-frozen lines at our Sumter, South Carolina and Russellville, Alabama plants; the frozen whole muscle products at our Ellijay, Georgia; Boaz, Alabama; and Sumter, South Carolina plants; and our McEver’s hot dog and sausage products. All other products, including mechanically separated chicken and edible material sent to rendering, are referred to as “fresh, frozen and minimally-processed” products.

The following table lists our chicken products:

Fresh, Frozen and Minimally Processed	Further-processed

• Fresh whole

• Bone-in portion control

• Fresh pre-packaged retail

• Boneless

• Boneless portion control

• Rotisserie chicken

• Frozen leg quarters, boneless skinless breasts, quick serve cut-up and miscellaneous items

• Mechanically separated chicken

• Other (edible parts for rendering)

• Fully-cooked breast strips, pulled and diced meat

• Fully-cooked breaded nuggets, patties and tenders

• Oil-set breaded nuggets, patties and tenders

• Marinated and seasoned chicken items

• Fully-cooked marinated and breaded parts and pieces

• Oil-set marinated and breaded parts and pieces

• Individually quick frozen parts

The principal products we market are whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. Our ice pack chickens are packaged in ice or dry ice and sold primarily to distributors, grocery stores and quick serve chains. We produce and market our frozen chickens primarily to school systems, the U.S. military services, quick serve restaurant chains and foreign countries that participate in the U.S. export market. Our further-processed products, which include preformed breaded chicken nuggets and patties and deboned, skinless and marinated products are sold primarily to quick serve restaurant and grocery store chains. We produce and package chill pack chickens for retail sale and keep them chilled by mechanical refrigeration from the packing plant to the store counter. Our chill pack chicken is sold in certain localities under the Gold Kist Farms and Young ‘n Tender brand names, and in some cases, under customers’ private labels. Most of our frozen chicken carries the Gold Kist or Early Bird brand names.

Sales and Marketing

Poultry products are marketed primarily from our corporate headquarters in Atlanta. Our products are sold nationally, although our sales are especially strong in the southeastern region of the United States. Our customers primarily consist of retail, foodservice, industrial and export customers.

Retail Customers

We are a major supplier to all but one of the top ten U.S. food retailers, as measured by 2003 sales. Our strengths in the retail market include our ability to serve any size customer, our southeastern U.S. location, which gives us access to a large portion of the U.S. population, and our ability to closely coordinate with our retail customers through our state-of-the-art warehouse management and inventory control system in Guntersville, Alabama.

Our retail products are sold to our customers under the Gold Kist Farms brand name and under the private labels of certain U.S. supermarkets and other customers. Our retail sales consist principally of fresh and frozen whole and cut-up products, deboned products and further-processed products under the Gold Kist Farms, Medallion, Big Value, Your Dinner’s Ready, Dish in a Dash and McEver’s brand names.

Foodservice Customers

We are a major supplier to most major quick serve restaurant chains that use bone-in products. We provide a full line of fresh, frozen, partially- and fully-cooked products to meet the varied needs of our foodservice customers from quick serve restaurant chains to full service restaurants. We also sell our products to a diversified base of foodservice distributors and end-use customers, including the USDA School Lunch Program.

Industrial Customers

We are a major supplier to companies that further process chicken or use chicken as an ingredient in products that they manufacture. We believe our strengths in this “industrial” market include the breadth of our product line and our willingness to conduct research and development tailored to meet our customers’ specific needs.

Export Customers

We also export broiler products to Russia and other former Soviet republics, Europe, China, the Pacific Rim, the Middle East, South and Central America, and the Caribbean Islands. Our product sales managers maintain sales networks overseas through contacts with independent dealers and customers. Our line of products for our export customers includes leg quarters, thighs, drum portions, large and jumbo paws, whole wings, mid-joints and tips, flippers/tips, drumettes, whole frozen chickens (with or without giblets), seasoned or marinated products and cut-up chicken.

Properties

We operate poultry processing plants located in Boaz, Russellville and Guntersville, Alabama; Athens, Douglas, Ellijay and Carrollton, Georgia; Live Oak, Florida; Sumter, South Carolina; and Sanford and Siler City, North Carolina. These plants have an aggregate weekly processing capacity of approximately 14.4 million broilers. Our plants are supported by hatcheries located at Albertville, Crossville, Cullman, Curry, Ranburne, Russellville and Scottsboro, Alabama; Blaine, Bowdon, Calhoun, Commerce, Carrollton, Douglas and Talmo, Georgia; Live Oak, Florida; Siler City and Staley, North Carolina; and Sumter, South Carolina. These hatcheries have an aggregate weekly capacity (assuming 85% hatch) of approximately 15.3 million chicks. Additionally, we operate eleven feed mills to support our poultry operations. The mills have an aggregate annual capacity of approximately 4.7 million tons and are located in Guntersville and Pride, Alabama; Ambrose, Calhoun, Cartersville, Commerce, and Waco, Georgia; Live Oak, Florida; Sumter, South Carolina; and Bonlee and Staley, North Carolina.

We operate five separate distribution centers for the sale and distribution of our poultry products. These centers are located in Tampa, Pompano Beach, and Crestview, Florida; Nashville, Tennessee; and Cincinnati, Ohio.

Our corporate headquarters building, completed in 1975 and containing approximately 260,000 square feet of office space, is located on fifteen acres of land at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia. The land and building are owned by a partnership of which Cotton States Mutual Insurance Company owns 46% of the equity and we own 54% of the equity. We lease approximately 95,000 square feet of the building from the partnership.

We own all of our facilities, except for our headquarters building, the lease on which expires in April 2010. We also lease our poultry distribution facilities in Tampa, Florida and Nashville, Tennessee under leases that expire in May 2005 and December 2006, respectively, and our poultry hatchery facility in Crossville, Alabama under a lease that expires in February 2088.

Competition

The broiler industry is highly competitive and some of our competitors have greater financial and marketing resources than we do. In the United States, we compete principally with other vertically integrated broiler companies, but our broiler products compete with all meat proteins.

In general, the competitive factors in the U.S. poultry industry include price, product quality, product development, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that product quality, brand awareness and customer service are the primary bases of competition. In addition we compete with non-vertically integrated further processors in the U.S. prepared food business. However, we believe that we have significant, long-term cost and quality advantages over non-vertically integrated further processors.

We face competition for export sales from both domestic and foreign suppliers. In export poultry sales, we face competition from other major U.S. producers as well as companies in France, China, Thailand and Brazil. Tariff and non-tariff barriers to U.S. poultry established by the European Economic Community, or EEC, since 1962 have virtually excluded us and other U.S. poultry exporters from the EEC market. In addition, EEC exporters are aided in price competition with U.S. exporters in certain markets by subsidies from their governments. Continued restrictions placed by Russian authorities on the export of U.S. poultry to Russia beginning in March 2002 adversely impacted the export sales of domestic suppliers into fiscal 2003. In December 2003, Russia implemented import quotas on chicken and other meats that reduced U.S. broiler imports to approximately 70% of 2002 levels.

While the extent of the impacts of the elimination of tariffs and various bans and embargos are uncertain, we believe we are uniquely positioned to limit our relative exposure to fluctuating markets for two reasons. First, we have extensive export operations, yet we export proportionately fewer products than the industry overall. We export approximately 10% of our products, while the industry as a whole exports approximately 15% of its products. Second, our large size allows us to participate selectively in many international markets in order to limit exposure to any specific export market fluctuation.

Regulation and Environmental Matters

The poultry industry is subject to government regulation, particularly in the health and environmental areas, including provisions relating to the discharge of materials into the environment, by the USDA, the FDA and the Environmental Protection Agency, or the EPA, in the United States and by similar governmental agencies in foreign countries to which we export our products. Our chicken processing facilities in the United States are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the United States.

Processing plants, such as those we operate, are potential sources of emissions into the atmosphere and, in some cases, of effluent emissions into streams and rivers. On January 29, 1992, the EPA sent General Notice Letters designating us and several other companies as potentially responsible parties, or PRP’s, for alleged environmental contamination at an Albany, Georgia site we previously owned. We have responded to the General Notice Letter denying liability for the contamination. We are unable to estimate at this time our cost of compliance, if any, to be required for the location. We believe that our potential cost of compliance would not have a material effect on our financial condition or results of operations.

The Georgia Environmental Protection Division has listed the site of our former chemical blending facility in Cordele, Georgia on Georgia’s Hazardous Sites Inventory list under the state’s Hazardous Sites Response Act due to the presence of pesticide and other residue above regulatory standards. We sold this facility in 1985. Remediation may be required in the future to meet regulatory clean-up standards. Since the extent of the conditions at the site have not been completely defined at this time, we are unable to estimate cost of our compliance for this location. We believe that our potential cost of compliance will not have a material effect on our financial condition or results of operations.

In May of 2002, the EPA filed a lawsuit against a number of defunct former owners of an allegedly contaminated Superfund Site in Tifton, Georgia. In addition, the EPA has investigated several other parties, including us, with respect to the site. Settlement discussions with all parties began in April 2003. While we are unable to estimate our cost of settlement for this location, we believe that the potential cost of settlement or compliance would not have a material adverse effect on our financial condition or results of operations.

We anticipate increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the EPA and various other state agencies concerning the disposal of chicken byproducts and wastewater discharges. Although we do not anticipate any regulations having a material adverse effect upon us, a material adverse effect may occur.

Legal Proceedings

In addition to the matter set forth below, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial position or results of operations.

Cody, et al v. Gold Kist Inc, et al.    Four female employees of our Corporate Office Information Services Department filed an EEOC sex discrimination suit against us in the United States District Court for the Northern District of Georgia asserting gender based claims about employment and promotion decisions in the Corporate I/S Department. One of the employees continues to be employed by us. After its administrative consideration of the claims, the EEOC has issued “Right to Sue” letters to the four complainants in these claims, meaning that the EEOC will not sue or participate in a suit against us on behalf of the parties in these actions nor will it pursue a systemic discrimination charge in this matter. The action provides that the individuals could then pursue their claims and litigation on their own should they so desire. The four complainants filed an action in federal district court on March 19, 2003, seeking class certification for their claims of gender discrimination, unspecified monetary damages and injunctive relief. Discovery for the class certification phase of the litigation is continuing. We intend to defend the litigation vigorously.

Ronald Hughes Gaston v. Gold Kist Inc.    On February 18, 2004, Mr. Gaston, a member of our cooperative who was terminated by us as a hatching egg producer, filed a purported class action lawsuit against us in the U.S. District Court for the Northern District of Alabama. Through various amendments, Plaintiff named four additional chicken-processing firms as defendants and added an additional Plaintiff, Matthew Burnett. Burnett is associated with Burnett Farms, which is a member of our cooperative. Plaintiffs allege that the defendants have conspired to prevent competition for production contracts and seek to represent a putative class of all contract farmers and sellers of hatching eggs and live broilers who produced hatching eggs or live broilers in the United States since February 23, 1998. Gold Kist moved to compel arbitration of Plaintiffs’ claims based on arbitration agreements contained in Gold Kist’s production contracts, membership agreements, and By-Laws. The Court granted Gold Kist’s motion to compel arbitration on April 28, 2004 and stayed Plaintiffs’ claims against the other defendants pending completion of arbitration between Plaintiffs and Gold Kist. Plaintiffs have not yet initiated an arbitration against Gold Kist. Gold Kist believes that the claims are without merit and intends to defend the matter vigorously and while we cannot predict its outcome, we believe that this lawsuit will not have a material adverse effect on our financial condition.

Wylene Jordan, et al v. Gold Kist Inc., et al. On June 25, 2004, one member and six former members of Gold Kist filed a purported class action lawsuit against us, our chief executive officer and the members of Gold Kist’s Board of Directors in the Superior Court of DeKalb County, Georgia. The complaint has been amended three times since the initial filing. The lawsuit seeks to enjoin the proposed vote of our members on the approval of the merger of Gold Kist into New Gold Kist, alleging that such merger, which would result in the conversion of Gold Kist from a cooperative marketing association to a for profit corporation, violates provisions of the Georgia Non-Profit Corporation Code and/or violates provisions of our By-Laws. The lawsuit also seeks a declaratory judgment that the conversion does not comply with our By-Laws; that the conversion does not comply with Georgia law; and that proceeds of a conversion be distributed to current and former member equity holders in proportion to their patronage equity. The lawsuit finally alleges that our chief executive officer and each member of Gold Kist’s Board of Directors breached their fiduciary duty by approving the plan of conversion and this offering. On September 2, 2004, an order for summary judgment was entered in favor of all of the defendants, and the plaintiffs have agreed not to pursue any appeal.

Employees

As of August 1, 2004, we had approximately 16,000 full-time employees. Our processing facilities operate year round without significant seasonal fluctuations in labor requirements. We have approximately 3,000 employees who are covered by collective bargaining agreements and approximately 575 employees who are members of unions. In our Live Oak, Florida processing plant, 339 employees are members of the United Food & Commercial Workers Union under a collective bargaining agreement that expires April 1, 2007. In our Athens, Georgia processing plant, 30 employees are members of the United Food & Commercial Workers union with a current collective bargaining agreement expiring in October 2004. In our Carrollton, Georgia processing plant, 185 employees are members of the Bakery, Confectionary, Tobacco and Grain Millers union with a current collective bargaining agreement expiring in September 2005. In our Guntersville, Alabama feed hauling facility, 27 employees are members of the Teamsters union with a current collective bargaining agreement expiring in December 2005. We consider our employee relations to be generally satisfactory.

MANAGEMENT

The following table sets forth information about the members of the Board of Directors and senior management of New Gold Kist after the conversion. New Gold Kist’s Board of Directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. After the conversion, the Board of Directors will initially consist of nine members. Each class of directors serves a three-year term. At each annual meeting of our stockholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. The Board of Directors elects each member of senior management to serve for terms of one year and until their successors are elected.

Name	Age as of February 1, 2004	Years with the Company	Position
John Bekkers	58	19	President, Chief Executive Officer and Director (Class 1)
Michael A. Stimpert	59	20	Senior Vice President, Planning and Administration
Stephen O. West	57	24	Chief Financial Officer, Vice President
J. David Dyson	57	23	General Counsel, Vice President and Secretary
Jerry L. Stewart	64	40	Vice President, Marketing and Sales
Donald W. Mabe	50	18	Vice President, Operations
Marshall Smitherman	61	24	Vice President, Purchasing
Allen C. Merritt	58	31	Vice President, Science and Technology
Harry T. McDonald	59	6	Vice President, Human Resources
Sandra W. Kearney	44	3	Vice President, Information Services
A. Wayne Lord	58	6	Vice President, Corporate Relations
Michael I. Naumann	49	20	Treasurer
W. F. Pohl, Jr.	54	27	Controller
R. Randolph Devening	62	—	Director (Class 2)
A.D. Frazier, Jr.	60	—	Director (Class 3)
Ray A. Goldberg	76	—	Director (Class 1)
Jeffery A. Henderson	43	4	Director (Class 3)
John D. Johnson	56	—	Director (Class 2)
Douglas A. Reeves	62	4	Director (Class 2)
Dan Smalley	54	19	Director (Class 1)
W. Wayne Woody	62	—	Director (Class 3)

John Bekkers joined Gold Kist in 1985. Prior to joining Gold Kist, Mr. Bekkers was a management consultant, Gold Kist being one of his clients. Mr. Bekkers’ career with us includes seven years as manager of our Northeast Alabama Poultry Division. In 1994 he was named Executive Vice President and was elected to his present position in 2001. Mr. Bekkers is the past Chairman of the National Chicken Council. A native of the Netherlands, he immigrated to the United States in 1962 and served in the U.S. armed forces in Vietnam. Mr. Bekkers attended college in both the Netherlands and California, and completed the Duke University advanced management program.

Michael A. Stimpert joined Gold Kist in 1974. From 1974 through 1986, his primary responsibilities centered in the Marketing Group of the company. In 1986 Mr. Stimpert moved to Golden Peanut Company, a joint venture of the company with three leading global agricultural companies, and stayed there for nine years, spending the last five years there as the Chairman of its Management Executive Committee. He returned to Gold Kist in 1996, assuming his current role. He holds a MBA from Harvard University. Mr. Stimpert has been active in numerous corporate and civic boards of directors. Mr. Stimpert is a veteran of the U.S. Navy, having also served in Vietnam.

Stephen O. West joined Gold Kist in 1980 after being employed at Georgia Power Company and Atlantic Steel Company. Mr. West was promoted to his current position in 1998, having served as Treasurer for the prior fifteen years. He holds a B.E.E. degree from the Georgia Institute of Technology and masters degrees from Georgia State University. Mr. West is a veteran of the U.S. Navy.

J. David Dyson joined Gold Kist in 1980 and was named General Counsel, Vice President and Corporate Secretary in 1998. Prior to joining Gold Kist, he worked as an assistant state attorney general in Georgia. He served in the U.S. Army Corps of Engineers for two years, including one year in Vietnam. He holds a bachelors degree in business administration from Louisiana Tech University and a JD degree and a LLM in taxation from Emory University.

Jerry L. Stewart joined Gold Kist in 1963 as a trainee after graduating from Jacksonville State University. Since then, Mr. Stewart has held a variety of positions, most of which were in the Poultry Group. In 1981, he was promoted to his current position. Mr. Stewart is responsible for the development, implementation and administration of marketing and sales programs and procedures for the Poultry Group. Mr. Stewart is active in several industry organizations.

Donald W. Mabe joined Gold Kist in 1978 as a hatchery manager in Carrollton, Georgia. In 1992, Mr. Mabe was promoted to President of Carolina Golden Products Company in Sumter, South Carolina, a partnership between Gold Kist and its former publicly-owned subsidiary, Golden Poultry Company. In 1998, Mr. Mabe was promoted to his current responsibilities for the daily operations of Gold Kist’s Poultry Group. Mr. Mabe is a graduate of Emory University.

Marshall Smitherman joined Gold Kist in 1995 as Vice President of the Cotton Division and was elected to his present position as Vice President, Purchasing in 1998. He originally worked for Gold Kist from 1966 to 1988 in soybean and grain operations. From 1988 to 1995, he worked as a grain broker in Atlanta. He holds a bachelors degree in agricultural economics from Auburn University.

Allen C. Merritt joined Gold Kist in 1972 as a process engineer and was manager of technical services in the corporate engineering department for four years. He served in distribution and marketing management positions in the Agri-Services Group for eight years and in 1984 was elected Vice President of the Fertilizer and Chemical Division. In 1998, he was named to the new company position of Vice President, Science and Technology. He holds a BChE, MSChE and PhD from Georgia Institute of Technology.

Harry T. McDonald joined Gold Kist in 1997 as director of management systems. He has more than 30 years of experience in the poultry industry in staff and operating positions including serving as President of Seaboard Farms. He was promoted to Vice President, Human Resources in 2000. He has a bachelors degree in business administration from the University of Montevallo.

Sandra W. Kearney joined Gold Kist in 2001 as Vice President, Information Services. She has more than 20 years of information systems experience. From 1999 until joining Gold Kist in 2001, she served as CEO and Chief Technology Officer for FASTechnologies, Inc., a startup technology company that develops all-in-one phone switches and provides computer consulting services. From 1995 to 1999, she served as Vice President of Information Systems for La Quinta Inns. Before that she held multiple director level positions in General Mills Restaurants’ information services department and was a senior manager in PriceWaterhouse’s management consulting services division. She has a bachelors degree in computer science from Louisiana State University.

A. Wayne Lord returned to Gold Kist in April 2004 as Vice President of Corporate Relations. He began his career in agriculture at Gold Kist in 1979 working in strategic planning, public relations and export management. In the mid-1980s, he moved to Europe where he established and administered one of the American commodity marketing programs. After returning to the United States, he joined Southco Commodities where he served as president from 1989 to 2001 years. Immediately prior to rejoining Gold Kist, from 2001 to 2003 he was chief development and public relations officer for The Howard School, an independent school in Atlanta. He holds a B.A. degree from Birmingham-Southern College and a Master’s degree and doctorate from Georgetown University. He is a veteran of the U.S. Navy.

W.F. (Chip) Pohl, Jr. joined Gold Kist in 1976 as director of corporate audit. In 1981, he was named Assistant Controller and in 1983, he was elected to his present position as Controller. Prior to joining Gold Kist, he worked for Peat, Marwick, Mitchell and Company. He also served in the U.S. Army Reserve. He is a certified public accountant and has bachelors and masters degrees in accounting from the University of Georgia.

Michael I. Naumann joined Gold Kist in 1984 as a financial analyst and has held various management positions in the finance department. In 1999 he was elected Assistant Treasurer and director of banking and financial analysis, and in 2004 was promoted to his current position of Treasurer. Prior to joining Gold Kist, he worked for Burroughs Corporation. He holds a BA degree in Economics from Wabash College and a MBA in Finance from Georgia State University.

R. Randolph Devening was appointed to our Board of Directors in 2004 in connection with the proposed conversion. From 1994 until his retirement in 2001, Mr. Devening served as Chairman, President and Chief Executive Officer of Foodbrands America, Inc. From 1989 to 1994, Mr. Devening held the positions of Executive Vice President and Chief Financial Officer and Vice Chairman and Chief Financial Officer and Director of Fleming Companies, Inc. Mr. Devening has served as a director of Penford Corporation since August 2003. Mr. Devening currently serves as a member of the boards of directors of 7-Eleven, Inc. and Penford Corporation.

A.D. Frazier, Jr. was appointed to our Board of Directors in 2004 in connection with the proposed conversion. Mr. Frazier retired as a director, President and Chief Operating Officer of Caremark Rx, Inc. in March 2004, where he served in that role since 2002. From March 2001 to 2002, Mr. Frazier was the Chairman and Chief Executive Officer of the Chicago Stock Exchange. From 1996 to 2001, Mr. Frazier served as a Global Partner of Amvescap PLC, a global investment manager. From 1997 through 2000, Mr. Frazier also served as President and Chief Executive Officer of INVESCO Inc., a division of Amvescap PLC, with overall responsibility for all U.S. based INVESCO institutional business. Mr. Frazier is a director and a member of the audit committee of R.J. Reynolds Tobacco Company, a manufacturing company, and a director and a member of the compensation committee of Apache Corporation, an oil and gas exploration and development company.

Ray A. Goldberg was appointed to our Board of Directors in 2004 in connection with the proposed conversion. Mr. Goldberg is the George Moffett Professor of Agriculture and Business, Emeritus at the Harvard University Graduate School of Business. He is one of the founders and first President of the International Agribusiness Management Association and an advisor and consultant to numerous government agencies and private firms. He currently serves on the board of directors of Smithfield Foods, Inc.

Jeffery A. Henderson was elected to our Board of Directors in 2000 and elected Vice-Chairman in 2002. In addition to the board’s Executive and Compensation Committees, he serves on the Grower Relations Committee. Mr. Henderson has been a broiler producer for Gold Kist since 1980.

John D. Johnson was appointed to our Board of Directors in 2004 in connection with the proposed conversion. Mr. Johnson has served as the President and Chief Executive Officer of CHS, Inc. (formerly Cenex Harvest States Cooperatives), the largest U.S. cooperative marketer of grain and oilseed since 2000. From 1998 to 2000, Mr. Johnson served as General Manager and President of CHS.

Douglas A. Reeves was elected to our Board of Directors in 2000 and was elected chairman of the board of directors in 2002. Mr. Reeves has operated with his brother, J.C. Reeves, Jr., Reeves Brothers Poultry Farms for the past 37 years. Mr. Reeves attended Clemson University and is chairman of the board of the Edisto Electric Cooperative, vice chairman of the Central Electric Cooperative and chairman of the board of the South Carolina Bank and Trust in St. George, South Carolina. Mr. Reeves is a state director of the South Carolina Farm Bureau, director of the South Carolina Farm Bureau Mutual Insurance Company, commissioner of the Dorchester County Soil Conservation District and a past-president of the South Carolina Poultry Federation.

Dan Smalley was appointed to our Board of Directors in 2003 after previously serving as one of our directors for 18 years and serving as chairman for two years and now serves on the Executive and Compensation Committees. Mr. Smalley has been a broiler producer for Gold Kist since 1975. Mr. Smalley is a member of the Alabama Farmers Federation and is former Marshall County president and a past president of the Alabama Poultry and Egg Association, former chairman of Farm Foundation in Chicago, Illinois, immediate past-chairman of both the Alabama 4-H Foundation and the Alabama Agribusiness Council, chairman of the Alabama Conservation Development Commission, chairman of the Alabama Soil and Water Conservation Foundation and a member of the Bennett Agricultural Roundtable of Farm Foundation. Mr. Smalley is a graduate of Samford University.

W. Wayne Woody was appointed to our Board of Directors in 2004 in connection with the proposed conversion. Mr. Woody retired as a senior partner of KPMG LLP in 1999. From September 2000 through March 2001, Mr. Woody served as the interim chief financial officer for Legacy Investment Group, a boutique investment firm. Mr. Woody currently serves on the boards of directors of the Wells Family of Real Estate Funds, Wells Real Estate Investment Trust II Inc., Wells Real Estate Investment Trust Inc., Coast Dental Services, Inc. and American HomePatient, Inc.

Board of Directors

After the conversion, our Board of Directors will consist of nine directors. Messrs. Devening, Frazier, Goldberg, Johnson and Woody are independent directors in accordance with the requirements imposed by the Securities and Exchange Commission and the Nasdaq National Market. Our authorized number of directors may be changed by resolution of the Board of Directors.

Board Committees

Executive Committee.    Our executive committee will initially consist of Messrs. Bekkers, Frazier, Johnson and Reeves. The executive committee has the authority to exercise the power and authority of the Board of Directors between meetings, except the powers reserved for the Board of Directors by the Delaware General Corporation Law.

Audit and Compliance Committee.    Our audit and compliance committee will initially consist of Messrs. Woody (Chairman), Devening and Johnson. The audit and compliance committee will assist the Board of Directors in its general oversight of our financial reporting, internal controls and audit functions. This committee will adopt an audit and compliance committee charter defining this committee’s primary duties, which will include, among other things:

•	monitoring and assessing our compliance with legal and regulatory requirements, our financial reporting process and related internal control systems and the performance generally of our internal audit function;

•	overseeing the services provided by our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of our outside auditors, who report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal audit department, our corporate compliance department and our Board of Directors;

•	resolving any disagreements between our management and our independent auditors regarding our financial reporting;

•	meeting at least quarterly with our senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in our annual proxy statements for our annual stockholder meeting.

Our audit and compliance committee charter will mandate that our audit and compliance committee approve all audit, audit-related, tax and other services conducted by our independent auditors.

Compensation, Nominating and Corporate Governance Committee.    Our compensation, nominating and corporate governance committee will initially consist of Messrs. Devening, Frazier and Goldberg. The compensation, nominating and corporate governance committee will adopt a committee charter defining its principal duties and responsibilities, including, among other things:

•	establishing guidelines and standards for determining the compensation of our executive officers;

•	evaluating the performance of our senior executives;

•	reviewing our executive compensation policies;

•	determining our chief executive officer’s compensation level and recommending to our Board of Directors compensation levels for our other executive officers;

•	administering and implementing our equity-based and incentive plans;

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual meeting of stockholders;

•	establishing standards for service on our Board of Directors;

•	identifying individuals qualified to become members of our Board of Directors and recommending director candidates for election or re-election to our board;

•	considering and making recommendations to our Board of Directors regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	establishing and monitoring our corporate governance principles and practices, our human resource practices and our fulfillment of our obligations of fairness in internal and external matters.

Grower Advisory Committee

In connection with the conversion, we will invite each of the current members of the Gold Kist Board of Directors, other than those persons who will serve as members of the Board of Directors of New Gold Kist, to serve on New Gold Kist’s Grower Advisory Committee. The Grower Advisory Committee will advise us on issues important to relations with our contract growers and, subject to the discretion of the Board of Directors, generally work to ensure a smooth transition from a cooperative to a for profit corporation. The Grower Advisory Committee will continue to advise New Gold Kist for a period of two years following the completion of the conversion to ensure a smooth transition. Each member of the Grower Advisory Committee will be compensated in a manner consistent with their current compensation as a member of Gold Kist’s Board of Directors, including an annual retainer of $20,000 (in the case of Mr. Ogletree, $25,000) and per diem of $250 with a $500 minimum, plus expenses while traveling at the request of the Board of Directors, as well as health insurance and other benefits, in exchange for each member’s agreement to serve on the Grower Advisory Committee and to forego any additional rights or payments under the change in control agreements that Gold Kist currently has with each director.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will consist of independent directors. None of our executive officers serves as a member of the Board of Directors or compensation committee, or similar committee, of any other company that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation received by our chief executive officer and for each of our four other most highly compensated executive officers (collectively, our Named Executive Officers):

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)	Other Annual Compensation(2)
John Bekkers President and Chief Executive Officer	2004 2003 2002	$733,269 522,115 518,365	514,584 — 170,028	27,077 24,292 23,442	16,250 8,255 8,883

Michael A. Stimpert Senior Vice President, Planning and Administration	2004 2003 2002	310,269 284,000 292,231	295,395 — 85,014	11,546 11,234 12,005	16,138 7,999 9,846

Jerry L. Stewart Vice President, Marketing and Sales	2004 2003 2002	262,577 240,769 246,429	237,566 — 82,777	17,039 16,180 15,127	15,924 8,815 9,004

Donald W. Mabe Vice President, Operations	2004 2003 2002	231,346 210,769 203,731	217,759 — 73,925	10,760 9,976 9,513	15,410 6,172 6,522

Stephen O. West Chief Financial Officer and Vice President	2004 2003 2002	227,888 207,211 200,573	223,794 — 65,365	498 488 522	15,924 7,202 7,979

(1)	The amounts shown for fiscal 2002, fiscal 2003 and fiscal 2004 set forth that portion of interest earned on voluntary salary and bonus deferrals under nonqualified deferred compensation plans above 120% of the applicable federal rate. Other than such amounts, for such periods, no compensation was paid to any of the above named executive officers, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 and 10% of such individual’s salary plus annual bonus.
(2)	The amounts set forth include the following amounts that were contributed by the Company for fiscal 2002, fiscal 2003 and fiscal 2004 on behalf of the named executive officers pursuant to the Company’s Enhanced Defined Contribution Plan, a qualified defined contribution plan: Mr. Bekkers - $5,100, $5,900 and $16,250, respectively; Mr. Stimpert - $5,642, $5,392 and $16,138, respectively; Mr. Stewart - $4,784, $6,184 and $15,924, respectively; Mr. Mabe - $5,337, $5,387 and $15,410, respectively; and Mr. West - $5,340, $5,534 and $15,924, respectively. In addition, the amounts set forth include for fiscal 2002 and fiscal 2003, the following amounts which represent the value of the named executive officer’s benefit from premiums paid by the Company under a split dollar life insurance plan for the named executive officers which was terminated in fiscal 2003: Mr. Bekkers - $3,783 and $2,355, respectively; Mr. Stimpert - $4,204 and $2,607, respectively; Mr. Stewart - $4,220 and $2,631, respectively; Mr. Mabe - $1,185 and $785, respectively; and Mr. West - $2,639 and $1,668, respectively. The Company used the modified premium method in determining the portion of each premium dollar attributable to the named executive officers for fiscal 2002 and the modified premium method prorated to plan termination for fiscal 2003. The Company recovered the cost of premium payments from the cash value of the policies when the plan was discontinued in fiscal 2003.

Retirement Plans

Gold Kist maintains a noncontributory defined benefit pension plan, or the Pension Plan, with separate benefit formulas for salaried and hourly employees. The Pension Plan covers substantially all employees who have at least one year of service with Gold Kist, including those employees subject to collective bargaining agreements. Effective as of January 1, 2004, Gold Kist made the following changes to the Pension Plan: (1) the basic pension formula for salaried participants changed from 50% of final average earnings to 45% of final average earnings, however, no change was made in the hourly pension formula; (2) the early retirement subsidy was eliminated prospectively; (3) the lump sum payment option was eliminated with respect to future accrued benefits; and (4) the joint-and-survivor subsidy was eliminated with respect to future accrued benefits. These Pension Plan changes did not reduce the accrued benefits of participants earned as of December 31, 2003. The Pension Plan now provides salaried participants with a pension benefit after thirty (30) years of credited service at age 65, which, when combined with a portion of the participant’s primary Social Security benefit attributable to the employer’s contributions, will equal forty-five percent (45%) of the participant’s average earnings during the period of five years in which the participant had the highest earnings in the last ten years of employment immediately preceding attainment of age 65, or if retired before age 65, in the last ten years immediately preceding early retirement. For hourly employees who work for Gold Kist, or New Gold Kist after the conversion, until age 65, the Pension Plan provides a monthly benefit equal to $11.00 per month for each year of Pension Plan participation payable at age 65. The Pension Plan provides a pre-retirement death benefit for a surviving spouse of a vested, active participant that equals fifty percent (50%) of the deceased participant’s accrued benefit. Accrued benefits under the Pension Plan vest after the employee attains five (5) years of service or age 55. Gold Kist made a tax deductible contribution in the amount of $15.0 million to the pension plan in August 2004.

Estimated annual benefits payable upon retirement at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset of Social Security benefits, are illustrated in the following table:

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$ 30,000	4,500	6,750	9,000	11,250	13,500
100,000	15,000	22,500	30,000	37,500	45,000
150,000	22,500	33,750	45,000	56,250	67,500
200,000	30,000	45,000	60,000	75,000	90,000

For years 2002 and 2003, the maximum annual amount of compensation that could be used for determining an individual’s benefit under a qualified retirement plan was $200,000. For year 2004, the maximum is $205,000.

The Pension Plan covers the compensation in the columns entitled “Salary” and “Bonus” and the contribution to the Enhanced Defined Contribution Plan in the Summary Compensation Table. The credited years of service under the Pension Plan are, as of June 26, 2004, as follows: Mr. Bekkers (19); Mr. Stimpert (30); Mr. Stewart (30); Mr. Mabe (25); and Mr. West (24).

Gold Kist has adopted a Supplemental Executive Retirement Plan, or the SERP, whereby Gold Kist makes supplemental payments following termination of employment to certain employees under a non-qualified deferred compensation plan to make up for any reduction in such employee’s retirement income under the Pension Plan resulting from limitations placed on compensation taken into account and benefits provided under a qualified retirement plan pursuant to Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended, or the Code, and salary deferrals to a certain deferred compensation plan. The following table shows the estimated annual benefits payable upon retirement at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset of Social Security benefits and without restrictions imposed by the Code. The amounts shown in the table would be reduced by the amounts payable pursuant to the Pension Plan.

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$100,000	15,000	22,500	30,000	37,500	45,000
150,000	22,500	33,750	45,000	56,250	67,500
200,000	30,000	45,000	60,000	75,000	90,000
250,000	37,500	56,250	75,000	93,750	112,500
350,000	52,500	78,750	105,000	131,250	157,500
500,000	75,000	112,500	150,000	187,500	225,000
750,000	112,500	168,750	225,000	281,250	337,500
850,000	127,500	191,250	255,000	318,750	382,500

Covered compensation, computation of final average earnings and credited service are the same as that set forth in the foregoing description of the Pension Plan.

In addition to the retirement benefits provided above, Gold Kist provides certain key executives with benefits after retirement. These benefits are provided pursuant to Deferred Compensation Agreements and are paid following retirement in an annual amount equal to 25% of the average annual salary for the 10-year period immediately prior to retirement. These benefits may be payable for a 10 or 15-year period following retirement to a former key executive or his designated beneficiary. Estimated annual benefits payable under the Deferred Compensation Agreements would be based upon the following average annual salary of the eligible named executives for the 10-year period ending June 26, 2004: Mr. Bekkers—$377,809; Mr. Stimpert—$230,315; and Mr. Stewart—$202,430.

Executive Agreements

Mr. Bekkers and Mr. Stimpert have each entered into employment agreements with the company for a term of five years. The agreements provide for continuation of salary and medical benefits and bonus eligibility for the executives for the remaining terms of the agreements in the event the executives’ employment with the company is terminated for reasons other than a “for cause” termination or in the event the executives terminate their employment for “good reasons,” including a change in control, as defined in the agreements.

Change in Control Plans

Under the Gold Kist Officers Contingency Plan, the company has entered into identical change in control agreements with each officer, including the five executive officers named in the summary compensation table. Each change in control agreement provides that following a change in control of the company (as defined in the agreements), if the officer’s employment with the company terminates within two years after the change in control (but prior to the officer’s reaching age 65), the officer will be entitled to receive a severance payment calculated by determining the “Base Severance Amount” as follows:

(1) if the officer is age 60 or younger at the time of termination of his employment, the amount equal to the officer’s compensation paid by the company for the five full calendar years ending before the date of the change in control, or

(2) if the officer is older than age 60 at the time of his termination of employment, the amount equal to the officer’s average annual compensation paid by the company for the lesser of five full calendar years and the full calendar years of service with the company ending before the change in control, multiplied by the number of years and fractions thereof remaining until the officer’s 65th birthday.

The Base Severance Amount is to be adjusted for those officers with less than 15 years of service by prorating the Base Severance Amount with the numerator being the number of completed calendar years of service and the denominator being 15. However, the minimum any terminated officer would receive would be one and one-half times the average annual compensation paid by the company for the actual number of full calendar years worked, if less than five, or the annual salary amount for an officer who has worked less than one calendar year. The severance payment will include an additional amount equal to any excise tax under Section 4999 of the Internal Revenue Code incurred by the officer, plus all federal, state and local income taxes incurred by the officer with respect to receipt of the additional amount. Additionally, under such contracts, medical benefits would remain available to current and retired officers on the same basis as is provided at the time of a change in control. The company has agreed to pay all legal fees and expenses incurred by an officer in the pursuit of the rights and benefits provided by the change in control agreements.

The change in control agreements will be amended prior to the closing of the conversion and this offering as a condition to the grant of restricted stock awards to officers, described under “—Executive Compensation—Long-Term Incentive Plan,” with the intent that the taxable value of the restricted stock award will neither increase nor decrease the aggregate amount received by the officer in the event of a change in control occurring during the three-year period after the grant date, unless the value of the restricted stock exceeds the amount of the severance payment under the change in control agreement. Specifically, the agreements will be amended to provide that the severance payment will be reduced, but not below zero, by any taxable income recognized by the officer from the vesting of the restricted stock award during the first three years, and that after such three-year period, any taxable income recognized by the officer from the restricted stock award will be ignored for purposes of calculating the severance payment under the change in control agreement.

Long-Term Incentive Plan

The board of directors of New Gold Kist has adopted, and Gold Kist as our sole stockholder has approved the Gold Kist Holdings Inc. Long-Term Incentive Plan, or the LTIP. This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our employees, directors and consultants to those of our stockholders, and by providing such persons with an incentive for outstanding performance.

A maximum of 4,000,000 shares of New Gold Kist common stock has been reserved for issuance upon the exercise of awards granted under the LTIP. The LTIP authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be non-qualified stock options or incentive stock options under the U.S. tax code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the compensation committee;

•	stock units, which represent the right to receive shares of stock in the future, and which may, but need not, be subject to vesting restrictions on terms set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

In the event of a corporate transaction involving the company (including any stock dividend, stock split, merger, spin-off, or related transaction) the share authorization limits of the LTIP will be adjusted proportionately, and the compensation, nominating and corporate governance committee may adjust outstanding awards to preserve their benefits or potential benefits.

The LTIP will be administered by our compensation, nominating and corporate governance committee, which has the authority to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards;

•	establish, adopt or revise any rules and regulations to administer the plan; and

•	make all other decisions and determinations that may be required under the plan.

Our Board of Directors may at any time administer this plan. If so, it will have all the powers of the compensation, nominating and corporate governance committee.

All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the committee.

Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2008, or until the LTIP is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

Unless otherwise provided in an award certificate or plan document, upon the death, disability or retirement of a participant, all of his or her outstanding awards under the LTIP will become fully vested. Unless otherwise provided in an award certificate or plan document, if a participant’s employment is terminated without cause or the participant resigns for good reason, as those terms are defined in the plan, within two years after a change in control of Gold Kist, then all of that participant’s outstanding awards under the plan will become fully vested. The compensation, nominating and corporate governance committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

Our Board of Directors or the compensation, nominating and corporate governance committee may at any time terminate or amend the LTIP, but any amendment would be subject to stockholder approval if, in the reasonable judgment of the Board of Directors or the compensation, nominating and corporate governance committee, the amendment would:

•	materially increase the number of shares available under the plan;

•	expand the types of awards available under the plan;

•	materially expand the class of participants eligible to participate in the plan;

•	materially extend the term of the plan; or

•	otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of the Nasdaq National Market.

No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation, nominating and corporate governance committee may amend or terminate outstanding awards, but those amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

We estimate that, as of the date of the closing of this offering, all of our approximately 16,000 employees, officers and directors will be eligible to participate in the LTIP.

Our Board of Directors has approved the grant pursuant to the LTIP of awards of restricted stock to certain of our officers upon the closing of this offering. Such awards, which are contingent on the amendment to the officer’s change in control agreement described under “—Executive Compensation—Change in Control Plans,” will be made to the persons and groups shown in the following table. Any future awards will be made at the discretion of the compensation, nominating and corporate governance committee or the Board of Directors. Therefore, except as shown below, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the LTIP in the future.

Name and Principal Position	Grant Date Dollar Amount	Shares of Restricted Stock (1)
John Bekkers President and Chief Executive Officer	$1,575,000	(2)
Michael A. Stimpert Senior Vice President, Planning and Administration	466,500	(2)
Jerry L. Stewart Vice President, Marketing and Sales	391,500	(2)
Donald W. Mabe Vice President, Operations	352,500	(2)
Stephen O. West Chief Financial Officer and Vice President	349,950	(2)
All Executive Officers as a Group	3,135,450	(2)
All Non-Executive Directors as a Group	—	—
All Non-Executive Officer Employees as a Group	4,417,350	(2)

(1)	The shares of restricted stock will vest at the end of three years from the date of grant, provided that the holder is still employed with New Gold Kist or an affiliate of Gold Kist. The awards would vest upon the earlier termination of employment of the holder by reason of his or her death, disability or retirement or termination in connection with a change in control.
(2)	The number of shares of restricted stock to be granted to each person will be determined by dividing the grant date dollar amount shown in the table by the initial public offering price per share of New Gold Kist common stock.

Executive Management Incentive Plan

The board of directors of New Gold Kist has adopted, and Gold Kist as our sole stockholder has approved as part of the plan of conversion, the Gold Kist Holdings Inc. Executive Management Incentive Plan, or the Incentive Plan. This Incentive Plan is intended to advance our interests by providing senior officers of New Gold Kist and its subsidiaries with performance incentives in the form of annual bonuses equal to a percentage of their base salary based upon the achievement of performance goals established for that year by our compensation, nominating and corporate governance committee.

The Incentive Plan will be administered by our compensation, nominating and corporate governance committee. Each participant in the Incentive Plan will be eligible to receive a bonus in connection with a particular fiscal year during the term of the plan if performance goals set for that year by the committee are met or exceeded. At the beginning of each year, our compensation, nominating and corporate governance committee will establish written performance goals based on one or more of the following performance criteria (or any other criteria the committee may approve), which may be expressed in terms of company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, department, region or function within New Gold Kist or an affiliate:

•	revenue;

•	sales;

•	profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);

•	earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures);

•	net income (before or after taxes, operating income or other income measures);

•	cash (cash flow, cash generation or other cash measures);

•	stock price or performance;

•	total stockholder return (stock price appreciation plus reinvested dividends);

•	return on equity;

•	return on assets;

•	return on investment;

•	market share;

•	improvements in capital structure;

•	expenses (expense management, expense ratio, expense efficiency ratios or other expense measures); and

•	business expansion or consolidation (acquisitions and divestitures).

The bonuses paid to our senior officers pursuant to the Incentive Plan may be paid in cash, common stock of New Gold Kist or property, but all payments in the form of New Gold Kist common stock will be granted from the LTIP and subject to all the terms and conditions of the LTIP. See “Long-Term Incentive Plan.”

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2008, or until the Incentive Plan is materially amended, if earlier, incentive awards paid under the Incentive Plan will be exempt from the deduction limits of section 162(m). In order for incentive awards paid after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval of our stockholders.

Our compensation, nominating and corporate governance committee will select those senior officers who will be eligible to participate in the Incentive Plan. Any grants or awards under the plan will be made at the discretion of the compensation, nominating and corporate governance committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the Incentive Plan in the future.

As of the date of this prospectus, we had not granted any awards under the Incentive Plan.

Director Compensation

After the completion of the conversion, the members of our Board of Directors who are not employees of New Gold Kist will receive compensation in amounts set by the compensation, nominating and corporate governance committee of our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As discussed above under “Management,” three members of our board of directors, Messrs. Henderson, Reeves and Smalley, are members of Gold Kist, the cooperative, and provide agricultural products to us in the ordinary course of business pursuant to a Membership, Marketing and/or Purchasing Agreement that is identical to the agreements that we have entered into with each of our other contract growers. Pursuant to our corporate governance guidelines, management, and not the Board of Directors, is authorized to set the terms upon which we do business with our contract growers. Pursuant to the Georgia Cooperative Marketing Act, the terms of our agreements with these directors are not permitted to differ in any way from the terms that we have with other contract growers. These directors also receive patronage distributions from the cooperative on terms that, as required by law, cannot differ in any way from terms that we have with other contract growers. In the conversion, each of these directors, along with the other members and former member equity holders of Gold Kist, will receive cash and shares of common stock of New Gold Kist. See “Principal Stockholders.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the effective date of the offering by:

(1) each of our directors and Named Executive Officers, and

(2) all of our directors and executive officers as a group.

The number of shares of our common stock beneficially owned by each director and all directors and executive officers as a group is based upon the number of shares that we estimate each director will receive in their capacity as members for patronage earnings allocated through fiscal 2004 under the plan of conversion, assuming no person listed elects to have his nonqualified patronage equity redeemed for cash or otherwise receives cash in the conversion and an initial public offering price of $15.00 per share. Except as otherwise indicated below, each of the persons named in the table will have sole voting and investment power with respect to the shares beneficially owned by such person as set forth opposite such person’s name.

Name	Number of Shares to Be Beneficially Owned(1)(2)
John Bekkers (3)	—
R. Randolph Devening	—
A.D. Frazier, Jr.	—
Ray A. Goldberg	—
Jeffery A. Henderson	52,057
John D. Johnson	—
Donald W. Mabe (3)	—
Douglas A. Reeves	21,336
Dan Smalley	196,416
Jerry L. Stewart (3)	—
Michael A. Stimpert (3)	—
Stephen O. West (3)	—
W. Wayne Woody	—
All directors and executive officers as a group (21 persons)	269,809

(1)	None of our directors or executive officers will beneficially own more than 1% of our outstanding shares of common stock as of the effective date of the conversion.
(2)	We believe no persons will beneficially own more than 5% of our outstanding shares of common stock as of the effective date of the conversion.
(3)	Excludes shares of restricted stock to be awarded pursuant to the New Gold Kist Long-Term Incentive Plan that have not yet vested. See “Management—Executive Compensation—Long-Term Incentive Plan.”

DESCRIPTION OF CAPITAL STOCK

New Gold Kist was formed on May 25, 2004. The following summary describes material provisions of New Gold Kist’s Certificate of Incorporation and By-Laws. You should refer to these documents, which are included as exhibits to the registration statement of which this prospectus is a part, for more information.

Authorized Capital Stock

New Gold Kist’s Certificate of Incorporation authorizes 1 billion shares of all classes of stock, of which 100 million are shares of preferred stock and 900 million are shares of common stock, $.01 par value. The plan of conversion provides that up to 32,000,000 shares of New Gold Kist common stock, will be issued to Gold Kist members and former member equity holders. These shares, together with 18,000,000 shares of New Gold Kist common stock that we expect to issue in this offering, will constitute all of the issued and outstanding shares of New Gold Kist immediately after the conversion and this offering. All of the shares of New Gold Kist common stock to be distributed to Gold Kist members and former member equity holders in the conversion will be fully paid and non-assessable. No shares of preferred stock have been issued.

Common Stock

New Gold Kist stockholders will be entitled to one vote for each share on all matters voted on by stockholders, and New Gold Kist stockholders will possess all voting power, except as otherwise required by law or provided in any resolution adopted by New Gold Kist’s Board of Directors with respect to any series of New Gold Kist preferred stock. Stockholders have no cumulative voting rights. Accordingly, the holders of a majority of New Gold Kist shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of New Gold Kist preferred stock that may be designated by the Board of Directors, New Gold Kist stockholders will be entitled to such dividends as the Board of Directors may declare from time to time from funds available therefor and, upon liquidation, will be entitled to receive pro rata all of our assets available for distribution to such holders. See “Dividend Policy.”

Preferred Stock

New Gold Kist’s Certificate of Incorporation authorizes the Board of Directors, without further stockholder approval (except as may be required by applicable law or Nasdaq National Market regulations), to provide for the issuance of shares of preferred stock, in one or more classes or series, and to fix for each series the relative rights, preferences, qualifications and limitations, as stated in the resolution adopted by the New Gold Kist Board of Directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. If the New Gold Kist Board of Directors issues preferred stock, the rights and privileges of New Gold Kist common stockholders could be made subject to the rights and privileges of the holders of preferred stock. Except for shares of Series A Junior Participating Preferred Stock subject to issuance pursuant to New Gold Kist’s stockholder protection rights plan, New Gold Kist does not presently intend to issue any shares of preferred stock.

No Preemptive Rights

No stockholder of any class of stock authorized at the distribution date will have any preemptive right to subscribe to any kind or class of New Gold Kist securities.

Number of Directors; Vacancies

Our Certificate of Incorporation and By-Laws provide that the number of our directors shall be no fewer than three and no more than fifteen, as determined by resolutions adopted from time to time by the Board of Directors. Our By-Laws provide that the number of directors may be increased or decreased by our Board of

Directors. Our By-Laws also provide that a vacancy, including a vacancy created by an increase in the number of directors, but not including vacancies resulting from the removal of a director from office by the stockholders, may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, or by a sole remaining director. If no directors remain, the vacancy shall be filled through election by our stockholders.

Removal of Directors

Generally, vacancies on our Board of Directors may be filled by the remaining directors. Our By-Laws provide that a director may be removed from office only with cause, by the vote of stockholders representing at least a majority of the issued and outstanding capital stock entitled to vote for the election of directors at a meeting called for that purpose. Our directors are entitled to elect a successor to fill the vacancy created by the removal of a director by a majority vote of the remaining directors, even if fewer than a quorum.

Amendments to Our Certificate of Incorporation

Generally, amendments to our Certificate of Incorporation must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. We currently do not have voting groups, and accordingly, amendments to our Certificate generally must be approved by a majority of the votes of the issued and outstanding shares of our common stock. The provisions in our Certificate of Incorporation relating to the staggered, or classified, structure of our Board of Directors, the removal of directors and the filling of vacancies or newly created directorships, however, may only be amended by the affirmative vote of the holders of at least two-thirds of each class of stock entitled to vote in the election of directors.

Limitation of Liability and Indemnification

Our Certificate of Incorporation and Delaware law limit the monetary liability of a director for any action taken, or any failure to take any action, as a director except in cases where the director’s liability is incurred

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Our By-Laws authorize us, to the maximum extent permitted by Delaware law, to indemnify any of our present or former directors or officers who is or was a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding initiated by the director or officer, by reason of the fact that he or she is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise) against reasonable expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

The indemnification covers liabilities and reasonable expenses actually incurred by our present and former directors and officers in any proceeding if they have met the relevant standard of conduct, namely:

•	that director or officer conducted himself or herself in good faith; and

•	that director or officer reasonably believed:

(1)	that such conduct was in our best interests or, if the director of officer was not acting in his or her official capacity, was at least not opposed to our best interests, and

(2)	in the case of a criminal proceeding, the director or officer had no reasonable cause to believe such conduct was unlawful.

In addition, Delaware law requires us to indemnify each present or former director, officer, employee or agent who is made a party to a proceeding by reason of his or her service to us against expenses, including attorneys’ fees, actually and reasonably incurred, to the extent that the director, officer, employee, or agent has been successful, on the merits or otherwise, in defense of any action, suit, or proceeding referred to above.

Delaware law does not, however, permit us to indemnify a director in connection with a proceeding by, or in the right of, the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Delaware law.

Our By-Laws and Delaware law will require us, as a condition to advancing expenses in certain circumstances, to obtain a written undertaking by him or her to repay the amount reimbursed by us if it is ultimately determined that the director is not entitled to indemnification.

Stockholders’ Meetings

Under our By-Laws, annual meetings of stockholders are to be held at a date and time determined by our Board of Directors following the close of our fiscal year and upon reasonable notice to our stockholders. Special meetings of stockholders may be called only by our Chairman, our Board of Directors, our Chief Executive Officer or our President.

Certain Anti-Takeover Matters

Our Certificate of Incorporation and By-Laws include a number of provisions that we believe may have the effect of encouraging persons considering unsolicited tender offers or other takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. The following is a summary description of these provisions, and we refer you to our Certificate of Incorporation and By-Laws for more information since their terms affect your rights as a stockholder. The anti-takeover provisions include:

Stockholder Protection Rights Agreement

We have adopted, in connection with this offering, a stockholder protection rights agreement, or our Rights Agreement. Under our Rights Agreement, each share of our common stock that we issue will be associated with one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $60.00, subject to adjustment, one one-ten thousandth of a share of Series A Junior Participating Preferred Stock under circumstances provided for in our Rights Agreement.

The purpose of our Rights Agreement is to:

•	give our Board of Directors the opportunity to negotiate with any persons seeking to obtain control of us;

•	deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

•	prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our Rights Agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our Board of Directors and therefore would significantly increase the price that person would have to pay to complete the acquisition. Our Rights Agreement may deter a potential acquisition or tender offer.

Until the “separation time” occurs, the rights will:

•	not be exercisable;

•	be represented by the same certificate that represents the shares with which the rights are associated; and

•	trade together with those shares.

The rights will expire at the close of business on July 9, 2014, unless earlier redeemed or exchanged by us.

Following a “separation time,” the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock.

A “separation time” would occur upon the earlier of:

•	ten days after a public announcement that a person has become an “acquiring person;” and

•	ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an “acquiring person.”

Under our Rights Agreement, a person becomes an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 20% or more of the outstanding shares of our common stock. However, an “acquiring person” shall not include us, any of our subsidiaries, any of our employee benefit plans, or any person or entity acting pursuant to such employee benefit plans. Our Rights Agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value equal to two times the purchase price. If, following a public announcement that a person has become an acquiring person:

•	we merge or enter into any similar business combination transaction and our shares that are owned by the acquiring person are treated differently than those shares owned by our other stockholders;

•	we merge or enter into any similar business combination transaction with an acquiring person; or

•	more than 50% of our assets or assets representing 50% or more of our cash flow or operating income is sold or transferred;

each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of shares of common stock of the surviving entity having a market value equal to two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding shares of common stock, our Board of Directors may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-ten thousandth of a share of Series A Junior Participating preferred stock, or of a share of our preferred stock having equivalent rights, preferences and privileges, for each right.

At any time until a person has become an acquiring person, our Board of Directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

A holder of rights will not, as such, have any rights as our stockholder, including rights to vote or receive dividends.

For so long as the rights are redeemable, our Board of Directors may amend any provisions in the Rights Agreement without the approval of any holders of the rights. At any time when the rights are no longer redeemable, our board of directors may amend the provisions of our rights agreement without the approval of any holders of the rights in order to:

•	cure any ambiguity;

•	correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement;

•	make any changes necessary or desirable that shall not materially adversely affect the holders of rights generally, other than an acquiring person; or

•	change or supplement the provisions in the Rights Agreement in any manner which we may deem necessary or desirable.

The distribution of the rights will not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable for our common stock or the stock of an acquiring company.

Classification of the Board

Our Board of Directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. After the conversion, the Board of Directors will initially consist of nine members. Each class of directors serves a three-year term. At each annual meeting of our stockholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our By-Laws prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of stockholders.

The classification of directors could have the effect of making it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two stockholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

Removal of Directors

Our Certificate of Incorporation provides that our directors may be removed only for cause and upon the affirmative vote of the holders of a majority of our outstanding shares.

Business Combinations with Interested Stockholders

The Delaware legislature has enacted legislation which generally prohibits a corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years from the date such person becomes an interested stockholder, unless the interested stockholder:

•	prior to becoming an interested stockholder, obtained the approval of our Board of Directors for either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	becomes the beneficial owner of at least 85% of our outstanding voting stock in the same transaction in which the stockholder became an interested stockholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors and certain employee stock plans; or

•	subsequent to the acquisition of 15% or more of our outstanding voting stock, obtains approval of the business combination by our Board of Directors and the holders of two-thirds of our outstanding shares, other than those shares held by the interested stockholder.

The term “business combination” refers to a merger, consolidation or other specified corporate transaction. The term “interested stockholder” refers to a 15% stockholder or an affiliate which was a 15% stockholder at any time within the preceding two years.

Stockholder Proposals and Director Nominations

Subject to the discretion of our directors, any of our stockholders who hold at least either $2,000 worth or 1% of our outstanding voting stock can submit stockholder proposals and nominate candidates for the Board of Directors if the stockholders follow the advance notice procedures described in our By-Laws. The notice must include:

•	the name and address, as they appear on our corporate books, of the stockholder proposing the stockholder proposal;

•	the class and number of shares of which are beneficially owned by such stockholder;

•	a description of the stockholder proposal;

•	any material interest of such stockholder in the stockholder proposal;

•	any other information as the Board of Directors deems necessary or appropriate to consider the stockholder proposal; and

•	as to each person whom the stockholder proposes to nominate for election or reelection as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and evidence satisfactory to us that such nominee has no interests that would limit their ability to fulfill their duties of office).

In order to properly submit a stockholder proposal, the stockholder must submit a notice to our corporate secretary at least 120 calendar days before the anniversary of the date we mailed our proxy materials for the immediately preceding year’s annual meeting of stockholders. However, if the date of the annual meeting of stockholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s annual meeting, the notice shall be received by the Secretary at our principal executive offices not less than 10 calendar days after the date of notice to the stockholders of the date of the annual meeting.

Special Meetings

Our By-Laws provide that only our Chairman, our Board of Directors, our Chief Executive Officer or our President may call a special meeting.

For business to be properly brought before a special meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder’s notice must be received by the Secretary at our principal executive offices within 10 calendar days of notice of the special meeting being sent to stockholders. Such stockholder’s notice to the Secretary shall set forth with respect to any proposal such stockholder proposes to bring before the special meeting the information outlined above for stockholder proposals.

Transfer Agent And Registrar

The New Gold Kist transfer agent and registrar is SunTrust Bank.

SHARES ELIGIBLE FOR FUTURE SALE

All of the estimated 18,000,000 shares of New Gold Kist common stock sold to investors in this offering, or 20,700,000 shares if the underwriters exercise their overallotment option in full, will be eligible for immediate resale in the public market without restriction, except for any of those shares that are beneficially owned at any time by our affiliates, as defined in Rule 144 of the Securities Act, which sales will be subject to the timing, volume and manner of sale limitations of Rule 145. We anticipate that members and former member equity holders receiving shares of New Gold Kist common stock in the conversion will receive notices regarding the number of shares registered in their name approximately six weeks after the completion of the conversion.

Members and former member equity holders who receive shares of New Gold Kist common stock in the conversion will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning 100% of their shares for a period of 270 days following the completion of this offering and 50% of their shares for a period of 360 days following the completion of this offering, except for sales described below, transfers that occur by operation of law and transfers with the written consent of Merrill Lynch.

During the period beginning 180 days and ending 270 days following the completion of this offering, under the plan of conversion we may, in our sole discretion, release from these transfer restrictions up to 50% of the shares Gold Kist’s members and former member equity holders receive in the conversion. We do not have any current intention to release shares of common stock subject to these lock-ups. Any release of shares from the restrictions would be based on a number of factors at the time of any such determination. Such factors may include the general market conditions, the liquidity of the trading market for our common stock, and the market price of our common stock. In addition, under the plan of conversion we have the right, but not the obligation, to engage an investment bank to lead an underwritten offering of the shares of our common stock, if any, released during this period.

The amount of shares released from these transfer restrictions on the date 270 days following the completion of this offering will be reduced by the amount of shares, if any, that we release from the transfer restrictions prior to such date, including any such shares sold in the underwritten offering described above. In addition, although beginning 360 days after the completion of this offering Gold Kist’s members and former member equity holders will be free to sell the remainder of the New Gold Kist common stock they received in the conversion in the public market, such shares will be subject to the restrictions under the Securities Act, as described below.

Merrill Lynch may in its sole discretion, at any time, without notice, consent to the release of all or any portion of the shares subject to the lock-up agreements. Merrill Lynch does not have any current intention to release shares of common stock subject to these lock-ups. Any release of securities from the restrictions will be considered on a case-by-case basis and would be based on a number of factors at the time of any such determination. Such factors may include the timing of the proposed sale, the number of securities involved, the reason for the requested release, general market conditions, the liquidity of the trading market for our common stock, and the market price of our common stock.

In general, under Rule 145 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of New Gold Kist common stock, or the average weekly trading volume of New Gold Kist common stock during the four calendar weeks preceding such sale. Sales under Rule 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about New Gold Kist. If a member or former member equity holder is not an affiliate of New Gold Kist, has held shares of New Gold Kist for at least one year, and New Gold Kist meets certain requirements relating to the availability of current, public information about New Gold Kist, the member or former member equity holder is entitled to resell shares of New Gold Kist common stock without regard to the volume and other restrictions listed above. Alternatively, if a member or former member equity holder is not an affiliate of New Gold Kist, has held shares of New Gold Kist for at least two years, the member or former member equity holder is entitled to resell shares of New Gold Kist common stock without regard to the volume and other restrictions listed above.

There are 4,000,000 shares of common stock available for grant of options, restricted stock, stock appreciation rights, performance stock and performance awards under the New Gold Kist Long-Term Incentive Plan. See “Management—Executive Compensation—Long-Term Incentive Plan” above. We intend to file a registration statement on Form S-8 to register the shares of common stock that are issuable upon the exercise of awards pursuant to the Long-Term Incentive Plan. Following effectiveness of the Form S-8, shares covered by the Form S-8 will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above.

We have agreed with the underwriters not to dispose of or hedge any of New Gold Kist common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of completion of this offering continuing through the date 180 days after the date of the prospectus, except for certain issuances relating to employee benefit plans or with the prior written consent of Merrill Lynch.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., SunTrust Capital Markets, Inc., Piper Jaffray & Co. and Harris Nesbitt Corp. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
SunTrust Capital Markets, Inc.
Piper Jaffray & Co.
Harris Nesbitt Corp.

Total	18,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Gold Kist Holdings Inc. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Gold Kist Holdings Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by New Gold Kist.

Overallotment Option

We have granted options to the underwriters to purchase up to 2,700,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. In addition, under the plan of conversion, our directors, as well as members and former member equity holders of Gold Kist who receive our common stock in the conversion, have agreed not to sell or transfer 100% of their shares for a period of 270 days following the completion of this offering and 50% of their shares for a period of 360 days following the completion of this offering, subject to certain exceptions more fully described under “Shares Eligible for Future Sale.” Specifically, we and these other individuals have agreed, as applicable, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. They do not apply, however, to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition.

Reserved Share Program

The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain employees. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

Nasdaq National Market Listing

We expect the shares to be approved for quotation on the Nasdaq National Market under the symbol “GKIS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, we have engaged Merrill Lynch to act as our financial advisor in connection with the conversion and our evaluation of other potential strategic transactions.

EXPERTS

The consolidated financial statements and schedule of Gold Kist Inc. and subsidiaries as of June 28, 2003 and June 26, 2004, and for each of the years in the three-year period ended June 26, 2004, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of New Gold Kist common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Gold Kist files annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Gold Kist Holdings Inc. has filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the common stock offered under this prospectus. The registration statement contains additional information about Gold Kist Holdings Inc. and its common stock. The SEC allows us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected and copied at the SEC’s public reference facilities described above.

GOLD KIST INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 28, 2003 and June 26, 2004	F-3

Consolidated Statements of Operations for the years ended June 29, 2002, June 28, 2003 and June 26, 2004	F-4

Consolidated Statements of Patrons’ and Other Equity and Comprehensive Income (Loss) for the years ended June 29, 2002, June 28, 2003 and June 26, 2004	F-5

Consolidated Statements of Cash Flows for the years ended June 29, 2002, June 28, 2003 and June 26, 2004	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule:

Report of Independent Registered Public Accounting Firm	F-29

Valuation Reserves and Qualifying Accounts for the years ended June 29, 2002, June 28, 2003 and June 26, 2004	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Gold Kist Inc.:

We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries (the “Company”) as of June 28, 2003 and June 26, 2004, and the related consolidated statements of operations, patrons’ and other equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 26, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 28, 2003 and June 26, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 26, 2004, in conformity with U.S generally accepted accounting principles.

Atlanta, Georgia

August 26, 2004

GOLD KIST INC.

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts, Except Per Share Amounts, in Thousands)

	June 28, 2003	June 26, 2004
ASSETS
Current assets:
Cash and cash equivalents	$11,026	136,699
Receivables, net	104,699	137,654
Inventories	196,728	232,905
Deferred income taxes	43,270	20,482
Other current assets	20,100	31,564

Total current assets	375,823	559,304
Investments	66,805	12,760
Property, plant and equipment, net	226,905	231,657
Deferred income taxes	26,822	20,060
Other assets	65,692	62,076

	$762,047	885,857

LIABILITIES AND EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	22,162	21,167
Accounts payable	63,281	75,292
Accrued compensation and related expenses	31,875	52,074
Interest left on deposit	8,495	7,687
Other current liabilities	39,783	57,839

Total current liabilities	165,596	214,059
Long-term debt, less current maturities	324,011	282,954
Accrued pension costs	44,487	53,825
Accrued postretirement benefit costs	10,119	7,539
Other liabilities	33,937	42,865

Total liabilities	578,150	601,242

Patrons’ and other equity:
Common stock, $1.00 par value – Authorized 500,000 shares; issued and outstanding 2,515 in 2003 and 2,449 in 2004	2	2
Patronage reserves	185,620	219,964
Accumulated other comprehensive loss	(43,448)	(44,422)
Retained earnings	41,723	109,071

Total patrons’ and other equity	183,897	284,615

	$762,047	885,857

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar Amounts in Thousands)

	Years Ended
	June 29, 2002	June 28, 2003	June 26, 2004
Net sales volume	$1,863,828	1,855,126	2,260,728
Cost of sales	1,706,582	1,813,106	1,899,395

Gross margins	157,246	42,020	361,333

Distribution, administrative and general expenses	87,486	81,859	108,772
Benefit plans curtailment gains and pension settlement (expense)	—	20,257	(10,288)

Net operating margins (loss)	69,760	(19,582)	242,273

Other income (deductions):
Interest and dividend income	9,426	2,283	1,550
Interest expense	(27,962)	(24,968)	(35,690)
Gain on sale of marketable equity security and other investments	15,578	—	—
Loss on investment	—	(24,064)	(57,364)
Miscellaneous, net	2,882	(2,428)	1,942

Total other deductions, net	(76)	(49,177)	(89,562)

Margins (loss) from continuing operations before income taxes	69,684	(68,759)	152,711

Income tax expense (benefit)	22,055	(17,307)	41,817

Margins (loss) from continuing operations	47,629	(51,452)	110,894

Discontinued operations:
Loss from operations of discontinued joint venture partnership (less applicable income tax benefit of $7.3 million for the year ended June 29, 2002)	(13,543)	—	—

Net margins (loss)	$34,086	(51,452)	110,894

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF PATRONS’ AND OTHER EQUITY

AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended June 29, 2002, June 28, 2003 and June 26, 2004

(Dollar Amounts in Thousands)

			Accumulated other comprehensive income (loss)
	Common stock	Patronage reserves	Unrealized gain on marketable equity security	Pension liability adjustment	Retained earnings	Total
June 30, 2001	$29	189,278	17,559	(2,109)	67,793	272,550
Comprehensive income:
Net margins for 2002	—	14,248	—	—	19,838	34,086
Change in value of marketable equity security, net of tax	—	—	7,920	—	—	7,920
Reclassification adjustment, gain on sale of marketable equity security, net of tax	—	—	(25,479)	—	—	(25,479)
Additional minimum pension liability, net of tax	—	—	—	(60)	—	(60)

Total comprehensive income						16,467

Cash portion of nonqualified patronage refund	—	(1,656)	—	—	—	(1,656)
Redemptions and other changes	(11)	(6,250)	—	—	2,061	(4,200)

June 29, 2002	18	195,620	—	(2,169)	89,692	283,161
Comprehensive loss:
Net loss for 2003	—	—	—	—	(51,452)	(51,452)
Additional minimum pension liability, net of tax	—	—	—	(41,279)	—	(41,279)

Total comprehensive loss						(92,731)

Redemptions and other changes	(16)	(10,000)	—	—	3,483	(6,533)

June 28, 2003	2	185,620	—	(43,448)	41,723	183,897
Comprehensive income:
Net margins for 2004	—	43,088	—	—	67,806	110,894
Additional minimum pension liability, net of tax	—	—	—	(974)	—	(974)

Total comprehensive income						109,920

Cash portion of nonqualified patronage refund	—	(5,894)	—	—	—	(5,894)
Redemptions and other changes	—	(2,850)	—	—	(458)	(3,308)

June 26, 2004	$2	219,964	—	(44,422)	109,071	284,615

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	Years Ended
	June 29, 2002	June 28, 2003	June 26, 2004
Cash flows from operating activities:
Margins (loss) from continuing operations	$47,629	(51,452)	110,894
Non-cash items included in margins (loss) from continuing operations:
Depreciation and amortization	39,071	39,495	39,592
Loss on investment	—	24,064	57,364
Benefit plans curtailment gains	—	(20,257)	—
Pension and other benefit plans expense	4,730	2,665	17,779
Gain on sale of investments	(15,578)	—	—
Deferred income tax expense (benefit)	14,012	(14,850)	28,696
Other	903	999	(3,172)
Changes in operating assets and liabilities:
Receivables	(3,473)	5,771	(32,972)
Inventories	(16,076)	(5,598)	(36,177)
Other current assets	6,392	2,994	(8,522)
Accounts payable, accrued and other expenses	(9,610)	518	48,482

Net cash provided by (used in) operating activities of continuing operations	68,000	(15,651)	221,964
Net cash used in operating activities of discontinued operations	—	(18,381)	—

Net cash provided by (used in) operating activities	68,000	(34,032)	221,964

Cash flows from investing activities:
Acquisitions of investments	(671)	—	—
Acquisitions of property, plant and equipment	(38,899)	(34,651)	(42,210)
Proceeds from disposal of investments	90,891	482	—
Proceeds from employee life insurance policy surrenders	—	7,537	—
Other	(6,092)	(1,651)	1,364

Net cash provided by (used in) investing activities	45,229	(28,283)	(40,846)

Cash flows from financing activities:
Short-term debt repayments, net	(88,220)	(10,000)	—
Proceeds from long-term debt	95,000	202,920	196,940
Principal repayments of long-term debt	(117,928)	(123,017)	(240,485)
Payments of capitalized financing costs	—	(3,007)	(7,965)
Patronage refunds and other equity paid in cash	(4,423)	(7,601)	(3,935)
Proceeds from employee life insurance policy borrowings	—	5,049	—

Net cash provided by (used in) financing activities	(115,571)	64,344	(55,445)

Net change in cash and cash equivalents	(2,342)	2,029	125,673
Cash and cash equivalents at beginning of year	11,339	8,997	11,026

Cash and cash equivalents at end of year	$8,997	11,026	136,699

Supplemental disclosure of cash flow data:
Cash paid (received) during the years for:
Interest (net of amounts capitalized)	$31,125	25,571	36,918

Income taxes	$7,831	(5,855)	20,177

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 29, 2002, June 28, 2003 and June 26, 2004

(Dollar Amounts in Thousands)

(1) Summary of Significant Accounting Policies

Gold Kist Inc. is an agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist Inc. primarily operates fully integrated broiler production, processing and marketing operations, and to a significantly lesser extent, pork production operations. These operations provide marketing and purchasing services to approximately 2,300 breeder, broiler and pork member/producers.

Gold Kist has filed registration statements to convert from a cooperative association to a for-profit corporation. The proposed conversion will be effected by the merger of Gold Kist into a newly formed wholly owned subsidiary, Gold Kist Holdings Inc. The completion of the conversion requires the approval of Gold Kist members and is also conditioned upon the successful completion of an initial public offering of common stock by Gold Kist Holdings. In the initial public offering, 18 million shares of the common stock of Gold Kist Holdings are expected to be offered. The proceeds from this offering are expected to be used to provide cash to Gold Kist members in connection with the conversion, repay certain indebtedness and for general corporate purposes.

The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to U.S. generally accepted accounting principles. The following is a summary of the significant accounting policies.

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its subsidiaries (collectively “Gold Kist” or “Company” or “Association”). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Gold Kist’s policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements or money market funds that invest in such securities. These investments are stated at cost, which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

The Company has classified checks issued but not yet presented for payment as accounts payable in the Company’s consolidated financial statements.

(c) Receivables

Receivables are principally trade, and are stated net of an allowance for doubtful accounts of $2.0 million and $1.4 million as of June 28, 2003 and June 26, 2004, respectively.

(d) Inventories

Live poultry and hogs consist of broilers, market hogs and breeding stock. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

Raw materials and supplies consist of feed ingredients, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Gold Kist engages in commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its feed ingredient purchases. The Company’s derivatives include agricultural related forward purchase contracts, futures and options transactions. Changes in the fair value of these derivatives, except for forward purchase contracts on which the Company takes physical delivery, have been recorded through earnings.

Marketable products consist primarily of dressed and further processed poultry. The Company has historically accounted for marketable products inventory principally at selling prices less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value). The Company has begun to focus its growth efforts and production on further-processed or value-added poultry products and anticipates that an increasing amount of its poultry sales will be from further-processed products. As such, the Company began accounting for its marketable products inventory at the lower of cost or market during the second quarter of fiscal 2004.

(e) Revenue Recognition

Revenue is recognized upon product shipment and transfer of title and risk of loss to the customer. Revenue is recorded net of any discounts, allowances or promotions. Estimates for any special pricing arrangements, promotions or other volume-based incentives are recorded upon shipment of the product in accordance with the terms of the promotion, allowance or pricing arrangements. Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

One customer, a major grocery chain, accounted for 11.3% in 2002, 11.9% in 2003 and 11.1% in 2004 of net sales volume.

(f) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Land improvements	5 – 10 Years	Office furniture and equipment	3 – 10 Years
Buildings	10 – 25 Years	Automotive equipment	3 – 5 Years
		Machinery and equipment	5 – 10 Years

(g) Investments

Certain investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons’ equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available. Accordingly, it is not practical to determine these investments’ fair value. The equity method of accounting is used for investments in other companies in which Gold Kist’s voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies, which are not readily marketable, are stated at cost.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Gold Kist applies the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Pursuant to the provisions of SFAS 115, the Company had previously classified its marketable equity security, which was sold in December 2001, as “available-for-sale” (see Note 10(b)). Accumulated other comprehensive income (loss)—unrealized gains and losses on “available-for-sale” securities are included as a separate component of patrons’ and other equity in the accompanying consolidated financial statements, net of deferred income taxes.

(h) Income Taxes

Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilizes nonqualified patronage refunds, which are deductible for income tax purposes only to the extent paid or redeemed in cash.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

(i) Fair Value of Financial Instruments

Gold Kist’s financial instruments include cash and cash equivalents, receivables, accounts payable and accrued expenses, interest left on deposit, notes receivable and debt. Because of the short maturity of cash equivalents, receivables, accounts payable and accrued expenses, interest left on deposit, and certain short-term debt and certain long-term debt bearing variable interest rates, the carrying value of these financial instruments approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at June 28, 2003 and June 26, 2004 unless otherwise specified (see notes 1(g) and 4).

(j) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Gold Kist reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(k) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net margins (loss) and pension liability adjustments, net of tax, and is presented in the consolidated statements of patrons’ and other equity and comprehensive income (loss).

(l) Goodwill

Goodwill represents the excess of costs over fair value of businesses acquired. The Company annually tests for impairment. Approximately $20 million of goodwill is included in other assets in the accompanying consolidated balance sheets at June 28, 2003 and June 26, 2004. Based upon its annual assessment, the Company has determined that the fair value of its assets in the poultry reporting unit exceeded their carrying value, including the goodwill.

(m) Accrued Self-Insurance Costs

The Company is self-insured for certain losses related to property, fleet, product and general liability, worker’s compensation and employee medical benefits. Stop loss coverage is maintained with third party insurers to limit our total exposure. Estimates of the ultimate cost of claims incurred as of the balance sheet date are accrued based on historical data and estimated future costs. Certain claim categories such as workers compensation and employee medical benefits are actuarially determined. While the Company believes these estimates are reasonable based on the information available, actual costs could differ and materially impact results of operations and financial position.

(n) Contingent Liabilities

The Company is subject to laws related to environmental, litigation, regulatory and other matters. The Company assesses these matters as to the likelihood of adverse outcomes and as to the range of possible losses. The recognition of any reserve is based upon a specific assessment of these matters and includes an estimate of legal and consulting expenses, if applicable. Contingent liabilities are recorded on an undiscounted basis and amounts recognized are subject to change dependent on changes in facts and assumptions related to the contingency.

(o) Fiscal Year

Gold Kist employs a 52/53-week fiscal year. The consolidated financial statements for 2002, 2003 and 2004 each reflect 52 weeks. Fiscal 2005 will be a 52-week year.

(p) Use of Estimates

Management of Gold Kist has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

(2) Inventories

Inventories are summarized as follows:

	June 28, 2003	June 26, 2004
Live poultry and hogs	$97,691	110,535
Marketable products	53,587	69,621
Raw materials and supplies	45,450	52,749

	$196,728	232,905

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

As a part of the implementation of an automated system for spare parts and supply inventories initiated in fiscal 2003 and completed in fiscal 2004, the Company changed its level of item cost requiring inclusion in inventory. The change resulted in the capitalization, as acquired, of an approximate additional $4.6 million and $2.9 million into spare parts and supply inventory as of June 28, 2003 and June 26, 2004, respectively.

(3) Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	June 28, 2003	June 26, 2004
Land and land improvements	$32,222	32,105
Buildings	215,845	213,598
Machinery and equipment	435,197	436,807
Construction in progress	1,845	13,726

	685,109	696,236
Less accumulated depreciation	458,204	464,579

	$226,905	231,657

The Company announced the closing of a poultry processing facility on September 3, 2003 and wrote down the carrying value of the related assets by $2.5 million to the expected sales price less anticipated costs of disposal. Additional charges of $1 million were also taken in the first quarter of fiscal 2004, primarily related to employee severance amounts, which were paid during the three months ended December 27, 2003. No significant additional charges were taken in the third or fourth quarters of fiscal 2004.

Depreciation and amortization included in cost of goods sold in the accompanying consolidated statements of operations were $36.6 million, $34.8 and $33.7 million for the years ended June 29, 2002, June 28, 2003 and June 26, 2004, respectively.

(4) Notes Payable and Long-Term Debt

The Company’s long-term debt includes the Series B Senior Exchange Notes and the Series C Senior Exchange Notes with an insurance company and term loans with an agricultural credit bank. The interest rates on these notes are adjusted quarterly using variable rates based on the Company’s financial condition. As of June 28, 2003, interest rates on the Series B Senior Exchange Notes and the Series C Senior Exchange Notes were 12% and 12.25%, respectively. As of June 26, 2004, interest rates on the Series B Senior Exchange Notes and the Series C Senior Exchange Notes were 11.25% and 11.50%, respectively.

At July 1, 2001, the Company’s loan agreements included a $240 million Senior Secured Credit Facility with a group of financial institutions that includes a $100 million 364-day revolving line of credit, a $95 million two-year term loan, and a $45 million five-year term loan. The interest rates on the 364-day and two-year term facilities ranged from 2.25% to 3% over LIBOR, adjusted quarterly based on the Association’s financial condition. The interest rate on the five-year term loan was fixed at 10.57%.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

In October 2001, the Association refinanced its Senior Secured Credit Facility, replacing the $100 million 364-day revolving line of credit due November 3, 2001 with a $110 million revolving line of credit due October 2002. The $95 million two-year term loan due November 2002 was also replaced with a $95 million two-year term loan due October 2003. Other terms and conditions of the credit facility were essentially unchanged.

In September 2002, the Company refinanced and extended the Senior Secured Credit Facility to include a $110 million Revolving Credit Facility maturing November 2004 and a $95 million Term Loan maturing November 2005. The interest rates on the facility ranged from 1.50% to 2.25% over LIBOR, adjusted quarterly based on the Association’s financial condition. Other terms and conditions were essentially unchanged. The terms and conditions on the $45 million five-year term loan due November 2005 were also unchanged.

In connection with the dissolution of the pecan marketing and processing partnership in January 2003 and the repayment of the partnership’s line of credit, the Association obtained a $10 million term loan from an agricultural credit bank. The term note bears interest at LIBOR plus 3.5%.

In February 2003, the Company amended its Senior Secured Credit Facility and arranged a Temporary Revolving Credit Facility to provide up to $35 million of incremental liquidity. The Temporary Revolving Credit Facility matured on September 30, 2003 with no amounts outstanding under the Temporary Facility during fiscal 2004. The interest rates on the Senior Secured Credit Facility were also changed in February 2003 to a range of 2% to 4% over LIBOR, adjusted quarterly based on the Association’s financial condition.

In March 2004, the Company issued the senior notes in a private offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933 in the principal amount of $200 million. The stated interest rate on the senior notes is 10.25%, with interest payable semi-annually on March 15 and September 15. The senior notes were issued at a price of 98.47% and are reflected net of the discount of $3.0 million in the accompanying consolidated balance sheet at June 26, 2004. The discount amount is being amortized to interest expense over the ten-year term of the senior notes under the interest method yielding an effective interest rate of approximately 10.50%. The Company has filed a registration statement on Form S-4 to exchange the senior notes for identical registered notes.

Net proceeds from the sale of the senior notes after the discount, underwriting fee and other expenses were $191.2 million. From the proceeds, $145.5 million was used to repay the $95 million term loan under the Senior Secured Credit Facility, the $45 million term loan due to an insurance company and a prepayment penalty of $5.5 million on the term loan due to the insurance company. The prepayment penalty of $5.5 million and the write off of unamortized loan fees of $.9 million are included in interest expense in the accompanying consolidated statement of operations for the year ended June 26, 2004. The remaining proceeds after other expenses were approximately $44.7 million and will be used to fund capital expenditures, operations, working capital needs and future debt service obligations. The fees and expenses of the offering of approximately $5.4 million will be amortized over the ten-year term of the senior notes under the interest method and included in interest expense.

Concurrent with the issuance of the senior notes, the Company amended its Senior Secured Credit Facility to provide for a revolving line of credit in an aggregate principal amount of $125 million, including a sub-facility of up to $60 million for letters of credit, for a term of three years. Borrowings under the facility will be limited to the lesser of $125 million and a borrowing base determined by reference to a percentage of the collateral value of the accounts receivable and inventories securing the facility.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The Association’s senior notes, senior secured credit facilities and term loans with an agricultural credit bank are secured by substantially all of the Association’s inventories, receivables, and property, plant and equipment.

Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates. Certificates are redeemable at the request of the holder, subject to an interest penalty and other limitations.

The terms of debt agreements specify minimum consolidated tangible net worth, current ratio and coverage ratio requirements, as well as a limitation on the total debt to total capital ratio. The debt agreements place a limitation on capital expenditures, equity distributions, cash patronage refunds, commodity hedging contracts and additional loans, advances or investments. The agreements also include other financial covenants. At June 26, 2004, the Association was in compliance with all loan covenants.

As of August 20, 2004, Gold Kist had $99.9 million available under its Senior Secured Credit Facility.

Notes payable and long-term debt is summarized as follows:

	June 28, 2003	June 26, 2004
Senior notes, due 2014	$—	197,016
Series B senior exchange notes, due in annual installments of $2,728 with interest payable quarterly	24,546	21,818
Series C senior exchange notes, due in annual installments of $2,272 with interest payable quarterly	20,454	18,182
Senior secured note payable to an insurance company	45,000	—
Term loan agreements with financial institutions (weighted average rate of 4.32% at June 28, 2003)	95,000	—
Revolving credit facility (weighted average interest rate of 4.27% at June 28, 2003)	83,000	—
Term loan agreement with agricultural credit bank, due in semi-annual installments of $1,785 with interest payable monthly (interest rate of 9.41% at June 28, 2003 and 9.16% at June 26, 2004)	35,720	30,365
Term loan agreement with agricultural credit bank, due in quarterly installments of $400 on December 31, 2003 and $600 thereafter with interest payable monthly (weighted average interest rate of 4.85% at June 28, 2003 and 4.67% at June 26, 2004)	10,000	9,000
Subordinated capital certificates of interest with original fixed maturities ranging from seven to fifteen years, unsecured (weighted average interest rate of 8.02% at June 28, 2003 and 8.14% at June 26, 2004)	23,006	17,764
Tax exempt industrial revenue bond due July 2015 with variable interest rate (1.1% at June 28, 2003 and .9% at June 26, 2004)	7,500	7,500
Mortgage loans, due in monthly installments to January 2010, secured by an office building (weighted average interest rate of 5.77%)	1,947	2,476

	346,173	304,121
Less current maturities	22,162	21,167

	$324,011	282,954

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Annual required principal repayments on notes payable and long-term debt for the five years subsequent to June 26, 2004 are as follows:

Fiscal year:
2005	$21,167
2006	12,921
2007	13,011
2008	13,455
2009	11,377

Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the Series B and Series C senior exchange notes at June 28, 2003 and June 26, 2004 was approximately $47.5 million and $43.5 million, respectively. The estimated fair value of the term loans with the agricultural credit bank at June 28, 2003 and June 26, 2004 was approximately $43.2 million and $39.2 million, respectively, and the estimated fair value of the senior notes due 2014 was $219.0 million at June 26, 2004.

(5) Leases and Other Commitments

Gold Kist leases vehicles, transportation and processing equipment and certain facilities from third parties under operating leases, many of which contain renewal options. Rent expense from continuing operations for fiscal 2002, 2003 and 2004 was $24.2 million, $27.4 million and $24.5 million, respectively. Commitments for minimum rentals under non-cancelable operating leases at the end of 2004 are as follows:

Fiscal year:
2005	$14,786
2006	11,226
2007	9,390
2008	7,597
2009	5,895
Thereafter	1,963

$50,857

Gold Kist contracts with broiler, breeder, pullet, layer, hog and nursery pig producers. Although these contracts are subject to acceptable grower performance on a flock-to-flock or herd-to-herd basis, the Company expects the grow out activity to continue through the periods covered by the grower contracts. Annual grower pay averages approximately $240.0 million per year with the actual amounts determined by relative performance and other factors.

(6) Patrons’ and Other Equity

Gold Kist’s Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No preferred stock has been issued by Gold Kist.

Patronage reserves represent undistributed member margins allocated as either qualified or nonqualified notified equity, less income taxes paid on undistributed nonqualified equity. Qualified notified equity is

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

deductible for income tax purposes when allocated; whereas, nonqualified notified equity is deductible upon redemption. The redemption of qualified and nonqualified notified equity is subject to the discretion of the Board of Directors.

Retained earnings include a “set-aside” allocation of member margins with the amount based on financial ratios. The “set-aside” allocation of member margins policy was adopted by the Board of Directors and approved by the cooperative membership as a Gold Kist By-Law amendment in April 1996. It was established to set aside permanent reserves out of patronage earnings. The financial ratio used to determine the percentage of the set-aside is the ratio of retained earnings to total assets at fiscal year-end. The set-aside amounts are not restricted earnings. The amount of the set-aside for the fiscal years ended June 29, 2002 and June 26, 2004 was $2.7 million and $10.4 million, respectively. Due to the net loss, there was not a patronage refund or set-aside in fiscal 2003. In addition, retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries, and losses from patronage operations. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the discounted redemption amounts.

Following the completion of the proposed initial public offering, and as a consequence of the proposed conversion of Gold Kist from a cooperative marketing association to a for profit corporation, all members’ and former member equity holders’ patronage equity will be redeemed for cash, exchanged for common stock of the proposed successor entity of the Company or both.

(7) Income Taxes

Total income tax expense (benefit) was allocated as follows:

	2002	2003	2004
Margins (loss) from continuing operations	$22,055	(17,307)	41,817
Discontinued operations	(7,293)	—	—
Patrons’ and other equity – accumulated comprehensive income (loss):
Unrealized gain on marketable equity security	(4,745)	—	—
Pension liability adjustment	(36)	(24,599)	(581)

	$9,981	(41,906)	41,236

The provisions for income tax expense (benefit), principally Federal, related to margins (loss) from continuing operations consist of the following:

	2002	2003	2004
Current expense (benefit)	$8,043	(2,457)	13,121
Deferred expense (benefit)	14,012	(14,850)	28,696

	$22,055	(17,307)	41,817

Gold Kist’s combined federal and state effective tax rate from continuing operations for 2002, 2003 and 2004 was 32%, 25% and 27%, respectively. A reconciliation of income tax expense (benefit) allocated to margins (loss) from continuing operations computed by applying the Federal corporate income tax rate of 35% in

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

2002, 2003 and 2004 to margins (loss) from continuing operations before income taxes for the applicable year follows:

	2002	2003	2004
Computed expected income tax expense (benefit)	$24,389	(24,066)	53,449
Differences resulting from:
Cash portion of nonqualified patronage refund	(580)	—	(2,063)
Change in deferred tax valuation allowance	9	10,331	(10,301)
Effect of state income taxes, net of Federal effect	146	656	15
Dividends received deduction	(505)	—	—
Nonqualified equity redemptions	(1,222)	(1,644)	(1,092)
Employment credits	(287)	(312)	(404)
Other, net	105	(2,272)	2,213

	$22,055	(17,307)	41,817

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 28, 2003 and June 26, 2004 are as follows:

	2003	2004
Deferred tax assets:
Postretirement benefits	$29,056	29,093
Federal tax operating loss carryforward	21,018	—
Insurance accruals	9,007	11,905
Inventories	105	4,961
Federal alternative minimum tax carryforward	3,145	—
General business credit carryforward	2,558	—
Allowance for doubtful accounts	4,675	1,469
State tax operating loss carryforwards	5,128	2,599
Unrealized loss on investment	14,835	—
Other assets	4,599	4,599
Other	4,629	1,708

Total gross deferred tax assets	98,755	56,334
Less valuation allowance	(10,730)	(429)

Total net deferred tax assets	88,025	55,905

Deferred tax liabilities:
Accelerated depreciation	(7,477)	(4,997)
Deferred compensation	(10,456)	(10,366)

Total deferred tax liabilities	(17,933)	(15,363)

Net deferred tax assets	$70,092	40,542

The net change in the total valuation allowance for 2002, 2003 and 2004 was an increase (decrease) of $9, $10,331 and $(10,301), respectively. In June 2004, the Company abandoned its entire interest in an investment in another cooperative and recognized an ordinary loss deduction in the amount of its tax basis of $98.6 million. An $8.4 million valuation allowance on the deferred tax asset related to previous write downs of this investment was

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

reversed in June 2004. The Company’s management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Company generates net taxable income.

(8) Employee Benefits

Pension Plans

Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors (participants). The plan provisions covering the salaried participants provide pension benefits that are based on the employees’ compensation during the years before retirement or other termination of employment. The plan provisions covering the hourly participants provide pension benefits that are based on years of service. Gold Kist’s funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and U.S. Government and Agency obligations.

Effective January 1, 2004, the Association’s qualified pension plan was prospectively amended. For benefits earned in calendar 2004 and future years, the basic pension formula was changed from 50% to 45% of final average earnings, early retirement benefits were reduced and other changes were made. The pension benefits earned by employees through calendar 2003 were unchanged.

The Association recognized $10.3 million of pension settlement expense in the year ended June 26, 2004. The settlement expense resulted from lump sum distribution payments from the plans to electing retiring employees exceeding service and interest cost components of pension expense in the plan year.

Medical and Life Insurance Plans

In October 2002, the Association substantially curtailed its postretirement life insurance plans and in April 2003, the Association substantially curtailed its postretirement medical plan for existing retirees. Retired employees eligible under the plan between the ages of 55 and 65 could continue their coverage at rates above the average cost of the medical insurance plan for active employees. Curtailment gains of $20.3 million are reflected in the accompanying consolidated statement of operations for the year ended June 28, 2003 with the accompanying reduction in the accrued postretirement benefit liability in the accompanying consolidated balance sheet at June 28, 2003.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The following table sets forth the plans’ change in benefit obligation, change in plan assets and economic assumptions for the years ended June 28, 2003 and June 26, 2004. The measurement date for these plans is March 31.

	Pension Benefits		Medical & Life Insurance Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$139,172	170,354	$41,839	5,260
Service cost	5,521	6,000	64	—
Interest cost	10,193	10,446	2,746	312
Actuarial losses	24,582	17,023	1,769	767
Benefits paid (other than settlements)	(10,336)	(4,841)	(3,375)	(2,229)
Plan amendments	1,222	(7,286)	(37,783)	—
Settlements	—	(22,018)	—	—

Benefit obligation at end of year	170,354	169,678	5,260	4,110

Change in plan assets:
Fair value of plan assets at beginning of year	140,947	108,003	—	—
Actual return (loss) on plan assets	(23,333)	24,011	—	—
Contributions by employer	725	1,632	3,375	2,229
Benefits paid (other than settlements)	(10,336)	(4,841)	(3,375)	(2,229)
Settlements	—	(22,018)	—	—

Fair value of plan assets at end of year	108,003	106,787	—	—

Funded status	(62,351)	(62,891)	(5,260)	(4,110)
Unrecognized transition asset	(240)	—	—	—
Unrecognized prior service cost (gain)	11,502	2,730	(33,600)	(23,253)
Unrecognized actuarial loss	86,580	80,573	26,177	18,590
Contributions after the measurement date	994	249	855	247

Net amount recognized	$36,485	20,661	$(11,828)	(8,526)

Prepaid benefit cost	$—	—	$—	—
Accrued benefit liability	(44,487)	(53,826)	(11,828)	(8,526)
Intangible asset	11,633	3,593	—	—
Accumulated other comprehensive loss	69,339	70,894	—	—

Net amount recognized	$36,485	20,661	(11,828)	(8,526)

Less current portion			1,709	987

			$(10,119)	(7,539)

Accumulated benefit obligation	$153,484	160,862	$—	—

Weighted-average assumptions used to determine benefit obligation:
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of increase in compensation levels	4.01%	4.01%	4.01%	—

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The health care cost trend rate used to determine the medical and life insurance benefit obligation at June 28, 2003 was 9.5%, declining ratably to 5% by the year 2012 and remaining at that level thereafter. The health care cost trend rate used to determine the medical and life insurance benefit obligation at June 26, 2004 was 9.5%, declining ratably to 5% by the year 2013 and remaining at that level thereafter. A 1% increase in the health care cost trend rate would increase the medical and life insurance benefit obligation as of June 26, 2004 by $22. A 1% decrease in the health care cost trend rate would decrease the medical and life insurance benefit obligation as of June 26, 2004 by $21.

	Pension Benefits			Medical & Life Insurance Benefits
	2002	2003	2004	2002	2003	2004
Components of net periodic benefit cost (income):
Service cost	$5,154	5,521	6,000	$134	64	—
Interest cost	9,679	10,193	10,446	1,785	2,746	312
Estimated return on plan assets	(15,002)	(15,290)	(13,429)	—	—	—
Amortization of transition asset	(896)	(896)	(235)	—	—	—
Amortization of prior service cost (gain)	2,000	1,757	1,486	(1,799)	(1,609)	(10,347)
Amortization of net loss	317	367	2,155	338	1,432	8,354

	1,252	1,652	6,423	458	2,633	(1,681)
Curtailments	—	—	—	—	(20,257)	—
Settlements	1,100	—	10,288	—	—	—
Net periodic benefit cost (income) after settlements and curtailment	$2,352	1,652	16,711	$458	(17,624)	(1,681)

Weighted-average assumptions used to determine benefit cost:
Discount rate	7.50%	7.50%	6.50%	7.50%	7.50%	6.50%
Rate of increase in compensation levels	5.01%	5.01%	4.01%	5.01%	5.01%	—
Expected return on plan assets	9.50%	9.50%	9.00%	—	—	—

To determine the expected long-term rate of return on plan assets, historical performance, investment community forecasts and current market conditions are analyzed to develop expected returns, taking into account the target asset class allocations of the plan. The expected long-term rate of return assumption that will be used to determine pension expense for fiscal 2005 is 8.25%.

A 1% increase in the health care cost trend rate would increase the medical and life insurance service and interest cost components for 2004 by $3. A 1% decrease in the health care cost trend rate would decrease the medical and life insurance service and interest cost components for 2004 by $3.

Eligible employees participate in the Gold Kist 401(k) plan. During 2002, 2003 and 2004, the Company contributed approximately $1.4 million, $1.7 million and $1.6 million, respectively, to the 401(k) plan to partially match employee contributions.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The increase in the minimum pension liability included in “Accumulated other comprehensive income (loss)” for 2003 and 2004 was as follows:

	Pension Benefits		Medical & Life Insurance Benefits
	2003	2004	2003	2004
Increase in minimum pension liability included in other comprehensive Income (loss)	$65,878	1,555	—	—

Pension plan asset allocations as of the March 31, 2003 and March 31, 2004 measurement dates, were as follows:

	Percentage of Plan Assets as of March 31
	2003	2004
Asset category:
Domestic Large Cap Equity	38.8%	40.3%
Domestic Small Cap Equity	8.1%	15.2%
International Equity	10.1%	14.7%
Domestic Fixed Income	43.0%	29.8%

Total	100.0%	100.0%

The Company has developed guidelines for pension plan asset allocations. As of the March 31, 2004 measurement date, the target percentages were as follows:

	Pension Investment Policy Guidelines as of March 31, 2004
	Minimum	Maximum
Asset category:
Domestic Large Cap Equity	38%	45%
Domestic Small Cap Equity	13%	18%
International Equity	13%	18%
Domestic Fixed Income	27%	32%

The Company’s Pension Committee reviews its investment strategy on at least an annual basis.

The investment goal of the pension plan assets is to generate an above benchmark return on a diversified portfolio of common stocks, fixed income investments and cash equivalents, while meeting the cash requirements for a pension obligation that includes a traditional formula principally representing payments to annuitants and lump sum and annuity payments to future retirees. The pension plan risk management practices include guidelines for asset concentration, credit rating and liquidity. The pension plan does not invest in leveraged derivatives. Pension assets do not include any Gold Kist certificates of interest or senior notes.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The expected benefit payments for the Company’s pension and postretirement plans for the fiscal years indicated are as follows:

Expected Benefit Payments for fiscal year:	Pension	Other Postretirement Benefits
2005	$11,560	754
2006	11,460	708
2007	11,660	592
2008	12,217	461
2009	12,563	291
2010-2014	66,156	995

Total	$125,616	3,801

The expected benefits to be paid are based on the same assumptions used to measure the Company’s benefit obligation at March 31, 2004 and include estimated future employee service.

The Company made a cash contribution of $15 million to the pension plan in August 2004.

In connection with the proposed conversion of the Company into a for profit corporation and the filing for an initial public offering, the Company, as sole stockholder of Gold Kist Holdings Inc. approved the Gold Kist Holdings Inc. Long-Term Incentive Plan. At the discretion of the compensation, nominating and corporate governance committee, which administers the plan, employees, consultants and non-employee directors may be granted awards in the form of stock options, stock appreciation rights, performance awards, restricted stock, stock units, dividend equivalents or other stock based awards. Awards under the plan may be granted singly, in combination, or in tandem.

The Company’s Board of Directors has approved the grant of restricted stock upon the closing of the proposed offering. Total grants are expected to have a fair value at the date of grant of approximately $7.5 million. The restricted stock would vest on the third anniversary of the date of grant and the Company will recognize the fair value of the restricted stock granted as compensation expense in its statements of operations over the vesting period.

(9) Contingent Liabilities

In August 1999, the State Court of Fulton County, Georgia entered a judgment against Golden Peanut Company (Golden Peanut), a former affiliated company, and in favor of a peanut farming company that alleged it had been underpaid for its 1990 crop. Gold Kist was contingently liable through a Litigation Sharing and Indemnification Agreement with Golden Peanut for its share of any costs related to this litigation. In March 2001, the Georgia Court of Appeals reversed this judgment and ordered a new trial. In November 2002, Golden Peanut reached a settlement on this litigation and Gold Kist’s share of $4.1 million was paid in December 2002. The amount is included in other deductions in the accompanying consolidated statement of operations for the year ended June 28, 2003.

Four female employees of the Company’s Corporate Office Information Services (I/S) Department filed an EEOC sex discrimination suit against the Company in the United States District Court for the Northern District of Georgia asserting gender based claims about employment and promotion decisions in the Corporate Office I/S Department. One of the employees continues to be employed by the Company. After its administrative consideration of the claims, the EEOC has issued “Right to Sue” letters to the four complainants in these claims, meaning that the EEOC will not sue or participate in a suit against the Company on behalf of the parties in these actions nor will it pursue a systemic discrimination charge in this matter. The action provides that the individuals

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

could then pursue their claims and litigation on their own should they so desire. The four complainants filed an action in federal district court on March 19, 2003, seeking class certification for their claims of gender discrimination, unspecified monetary damages and injunctive relief. The Company intends to defend the litigation vigorously.

The Company has been named as a defendant in a purported class action lawsuit filed in the U.S. District Court for the Northern District of Alabama alleging that the Company’s production contracts with its member-growers constitute unfair practices or arrangements that have permitted the Company to manipulate the prices of live poultry and have damaged independent live poultry producers in violation of the Federal Packers and Stockyards Act of 1921. The Company believes that the substantive and class claims alleged in this lawsuit are without merit. The plantiff’s claims are premised on the existence of a significant market for live poultry that does not exist within the vertically integrated structure of the U.S poultry industry. Further, the Company is a farmers’ cooperative, and the Company believes that the plaintiff, who is a member of the cooperative, is obligated to arbitrate any disputes with the Company on an individual basis and also otherwise lacks standing to bring the claims in question. For these and other reasons, the Company intends to defend the suit vigorously and believes that this lawsuit will not have a material adverse effect on the Company.

On June 25, 2004, one member and six former members of Gold Kist filed a purported class action lawsuit against the Company, its chief executive officer and the members of Gold Kist’s Board of Directors in the Superior Court of DeKalb County, Georgia. The complaint has been amended three times since the initial filing. The lawsuit seeks to enjoin the proposed vote of the Company’s members on the approval of the merger of Gold Kist into Gold Kist Holdings Inc., alleging that such merger, which would result in the conversion of Gold Kist from a cooperative marketing association to a for profit corporation, violates provisions of the Georgia Non-Profit Corporation Code and/or violates provisions of the Company’s By-Laws. The lawsuit also seeks a declaratory judgment that the conversion does not comply with the Company’s By-Laws; that the conversion does not comply with Georgia law; and that proceeds of a conversion be distributed to current and former member equity holders in proportion to their equity. The lawsuit finally alleges that Gold Kist’s chief executive officer and each member of Gold Kist’s Board of Directors breached their fiduciary duty by approving the plan of conversion and this offering. On September 2, 2004, an order for summary judgment was entered in favor of all of the defendants, and the plaintiffs have agreed not to pursue an appeal.

Gold Kist is a party to various other legal, environmental and administrative proceedings, all of which management believes constitute ordinary routine litigation incidental to the business conducted by Gold Kist and are not material in amount.

(10) Investments

(a) Capital Trust and Preferred Securities

In October 1998, the Association completed the sale of assets of the Agri-Services segment business to Southern States Cooperative, Inc. (SSC). In connection with the transaction, the Association purchased from SSC $60 million principal amount of capital trust securities and $40 million principal amount of cumulative preferred securities for $98.6 million in October 1999. The securities, with interest/dividends payable quarterly, carried a combined weighted average interest/dividend rate of

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

8.55% for the year ended June 29, 2002. No dividends from the cumulative preferred securities have been received since the quarterly payment received in January 2002.

In October 2002, SSC notified the Association that, pursuant to the provisions of the indenture under which the Association purchased the capital trust securities, SSC would defer the capital trust securities quarterly interest payment due on October 5, 2002. Quarterly interest payments for subsequent quarters were also deferred. As a result of the deferral of the interest payments, the Association reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from continuing operations for the year ended June 28, 2003. The carrying value of the SSC securities was $57.3 million at June 28, 2003. The securities were classified as noncurrent assets—investments in the accompanying consolidated balance sheets at June 28, 2003.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below the Company’s carrying value of the preferred stock investment, which the Company believed was a triggering event indicating impairment. In the second quarter of fiscal 2004, the Company recorded an “other-than-temporary” impairment charge of $18.5 million included in other deductions.

In June 2004, the Company notified SSC that it was abandoning the investment and returning the securities. As a result of the abandonment, the remaining investment balance of $38.8 million was written off and reflected as an other deduction in the consolidated statement of operations for the year ended June 26, 2004.

(b) Marketable Equity Security

During the quarter ended December 29, 2001, the Association sold its marketable equity security, its investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million. The gain is reflected as other income in the consolidated statement of operations for the year ended June 29, 2002.

(11) Discontinued Operations – Pecan Processing and Marketing Partnership

Gold Kist held a 25% equity interest and 35% earnings (loss) participation in a pecan processing and marketing partnership. Gold Kist and the parent corporation of the other general partner were each guarantors of up to $60 million under a secured line of credit agreement between an agricultural credit bank and the partnership.

Effective in June 2002, Gold Kist adopted a plan to withdraw from the partnership and discontinue its participation in the operations of the affiliate during 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the accompanying 2002 consolidated statements of operations and cash flows.

On January 31, 2003, the parent corporation of the other general partner obtained refinancing, the aforementioned line of credit was paid off and the partnership was dissolved. Gold Kist paid $20 million on the aforementioned line of credit and received notes from the parent corporation of the former general partner with a face amount of $11.7 million. The notes bore interest at 12% and were recorded at a discounted amount representing their estimated fair value. The notes were classified as noncurrent assets in the accompanying 2003 consolidated balance sheet. The $20 million payment by Gold Kist was financed from a $10 million drawing from the Senior Secured Line of Credit and a $10 million term note from an agricultural credit bank. On August 22, 2003, Gold Kist settled all outstanding notes receivable for $3.8 million, which exceeded the carrying value of the notes.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(12) Supplemental Combining Condensed Financial Statements

In March 2004, the Company issued senior notes in a private placement offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The senior notes were issued at a price of 98.47%. Net proceeds from the sale were $191.2 million.

The Company’s senior notes, due 2014 are jointly and severally guaranteed by the Company’s domestic subsidiaries, which are 100% owned by Gold Kist Inc. (the “Parent”), except for GK Insurance Inc., a wholly owned captive insurance company domiciled in the State of Vermont.

The following is the supplemental combining condensed balance sheets as of June 28, 2003 and June 26, 2004, the supplemental combining condensed statements of operations for the years ended June 29, 2002, June 28, 2003 and June 26, 2004 and the supplemental combining condensed statements of cash flows for the years ended June 29, 2002, June 28, 2003 and June 26, 2004. The only intercompany eliminations are the normal intercompany revenues, borrowings and investments in wholly owned subsidiaries. Separate complete financial statements of the guarantor subsidiaries, which are 100% owned by the Parent, are not presented because the guarantors are jointly and severally, fully and unconditionally liable under the guarantees.

Balance Sheet:

	As of June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$8,353	164	2,509		11,026
Receivables, net	102,203	16,725	15,162	(29,391)	104,699
Inventories	196,630	98	—		196,728
Deferred income taxes and other current assets	45,137	1,668	16,565		63,370

Total current assets	352,323	18,655	34,236	(29,391)	375,823
Investments	86,237	—	—	(19,432)	66,805
Property, plant and equipment, net	226,571	334	—		226,905
Deferred income taxes and other assets	70,155	14,511	7,848		92,514

	$735,286	33,500	42,084	(48,823)	762,047

LIABILITIES AND EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$22,162	—	—		22,162
Accounts payable	75,837	16,835	—	(29,391)	63,281
Accrued compensation and related expenses	31,871	4	—		31,875
Interest left on deposit	8,495	—	—		8,495
Other current liabilities	24,045	28	15,710		39,783

Total current liabilities	162,410	16,867	15,710	(29,391)	165,596
Long-term debt, less current maturities	324,011	—	—		324,011
Accrued pension costs	44,487	—	—		44,487
Accrued postretirement benefit costs	10,119	—	—		10,119
Other liabilities	10,362	326	23,249		33,937

Total liabilities	551,389	17,193	38,959	(29,391)	578,150

Patrons’ and other equity	183,897	16,307	3,125	(19,432)	183,897

	$735,286	33,500	42,084	(48,823)	762,047

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Balance Sheet:

	As of June 26, 2004
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$134,035	135	2,529		136,699
Receivables, net	135,939	8,297	25,109	(31,691)	137,654
Inventories	232,509	396	—		232,905
Deferred income taxes and other current assets	32,509	(351)	19,888		52,046

Total current assets	534,992	8,477	47,526	(31,691)	559,304
Investments	33,822	—	—	(21,062)	12,760
Property, plant and equipment, net	231,368	289	—		231,657
Deferred income taxes and other assets	63,419	9,585	9,132		82,136

	$863,601	18,351	56,658	(52,753)	885,857

LIABILITIES AND EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt	$21,167	—	—		21,167
Accounts payable	106,728	255	—	(31,691)	75,292
Accrued compensation and related expenses	52,059	15	—		52,074
Interest left on deposit	7,687	—	—		7,687
Other current liabilities	35,036	10	22,793		57,839

Total current liabilities	222,677	280	22,793	(31,691)	214,059
Long-term debt, less current maturities	282,954	—	—		282,954
Accrued pension costs	53,825	—	—		53,825
Accrued postretirement benefit costs	7,539	—	—		7,539
Other liabilities	11,991	325	30,549		42,865

Total liabilities	578,986	605	53,342	(31,691)	601,242

Patrons’ and other equity	284,615	17,746	3,316	(21,062)	284,615

	$863,601	18,351	56,658	(52,753)	885,857

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Operations:

	For the year ended June 29, 2002
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,845,743	4,223	13,862	—	1,863,828
Cost of sales	1,688,972	3,390	14,220	—	1,706,582

Gross margins (loss)	156,771	833	(358)	—	157,246
Distribution, administrative and general expenses	84,757	2,658	71	—	87,486

Net operating margins (loss)	72,014	(1,825)	(429)	—	69,760
Interest, income taxes and other, net	(37,928)	29,114	452	(13,769)	(22,131)

Margins from continuing operations	34,086	27,289	23	(13,769)	47,629
Discontinued operations – net of income tax benefit	—	(13,543)	—	—	(13,543)

Net margins	$34,086	13,746	23	(13,769)	34,086

Statement of Operations:

	For the year ended June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,850,474	2,211	11,581	(9,140)	1,855,126
Cost of sales	1,808,691	2,208	11,347	(9,140)	1,813,106

Gross margins	41,783	3	234	—	42,020
Distribution, administrative and general expenses	79,919	1,860	80	—	81,859
Benefit plans curtailment gains	20,257	—	—	—	20,257

Net operating margins (loss)	(17,879)	(1,857)	154	—	(19,582)
Interest, income taxes and other, net	(33,573)	1,458	448	(203)	(31,870)

Net margins (loss)	$(51,452)	(399)	602	(203)	(51,452)

Statement of Operations:

	For the year ended June 26, 2004
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$2,258,515	2,857	15,763	(16,407)	2,260,728
Cost of sales	1,896,024	2,708	17,070	(16,407)	1,899,395

Gross margins (loss)	362,491	149	(1,307)	—	361,333
Distribution, administrative and general expenses	107,444	1,248	80	—	108,772
Pension settlement (expense)	(10,288)	—	—	—	(10,288)

Net operating margins (loss)	244,759	(1,099)	(1,387)	—	242,273
Interest, income taxes and other, net	(133,865)	2,537	1,578	(1,629)	(131,379)

Net margins	$110,894	1,438	191	(1,629)	110,894

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Cash Flows:

	For the year ended June 29, 2002
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$129,418	(61,669)	251	—	68,000
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(38,884)	(15)	—	—	(38,899)
Proceeds from disposal of investments	30,951	59,940	—	—	90,891
Other	(8,453)	1,690	—	—	(6,763)

Net cash provided by (used in) investing activities	(16,386)	61,615	—	—	45,229

Cash flows from financing activities:
Short-term debt repayments, net	(88,220)	—	—	—	(88,220)
Proceeds from long-term debt	95,000	—	—	—	95,000
Principal repayments of long-term debt	(117,928)	—	—	—	(117,928)
Patronage refunds and other equity paid in cash	(4,423)	—	—	—	(4,423)

Net cash used in financing activities	(115,571)	—	—	—	(115,571)

Net change in cash and cash equivalents	(2,539)	(54)	251	—	(2,342)
Cash and cash equivalents at beginning of year	10,752	587	—	—	11,339

Cash and cash equivalents at end of year	$8,213	533	251	—	8,997

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Cash Flows:

	For the year ended June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(35,413)	(877)	2,258	—	(34,032)
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(34,643)	(8)	—	—	(34,651)
Proceeds from employee life insurance policy surrenders	7,537	—	—	—	7,537
Other	(1,685)	516	—	—	(1,169)

Net cash provided by (used in) investing activities	(28,791)	508	—	—	(28,283)

Cash flows from financing activities:
Short-term debt repayments, net	(10,000)	—	—	—	(10,000)
Proceeds from long-term debt	202,920	—	—	—	202,920
Principal repayments of long-term debt	(123,017)	—	—	—	(123,017)
Payments of capitalized financing costs	(3,007)	—	—	—	(3,007)
Patronage refunds and other equity paid in cash	(7,601)	—	—	—	(7,601)
Proceeds from employee life insurance policy borrowings	5,049	—	—	—	5,049

Net cash provided by financing activities	64,344	—	—	—	64,344

Net change in cash and cash equivalents	140	(369)	2,258	—	2,029
Cash and cash equivalents at beginning of year	8,213	533	251	—	8,997

Cash and cash equivalents at end of year	$8,353	164	2,509	—	11,026

Statement of Cash Flows:

	For the year ended June 26, 2004
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$227,058	(5,114)	20	—	221,964
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(42,206)	(4)	—	—	(42,210)
Other	(3,725)	5,089	—	—	1,364

Net cash provided by (used in) investing activities	(45,931)	5,085	—	—	(40,846)

Cash flows from financing activities:
Proceeds from long-term debt	196,940	—	—	—	196,940
Principal repayments of long-term debt	(240,485)	—	—	—	(240,485)
Payments of capitalized financing costs	(7,965)	—	—	—	(7,965)
Patronage refunds and other equity paid in cash	(3,935)	—	—	—	(3,935)

Net cash used in financing activities	(55,445)	—	—	—	(55,445)

Net change in cash and cash equivalents	125,682	(29)	20	—	125,673
Cash and cash equivalents at beginning of year	8,353	164	2,509	—	11,026

Cash and cash equivalents at end of year	$134,035	135	2,529	—	136,699

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Gold Kist Inc.:

Under date of August 26, 2004, we reported on the consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 28, 2003 and June 26, 2004, and the related consolidated statements of operations, patrons’ and other equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 26, 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule, as listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Atlanta, Georgia

August 26, 2004

GOLD KIST INC.

Schedule II – Valuation Reserves and Qualifying Accounts

(Dollar Amounts in Thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D		COLUMN E
		Additions
Description	Balance at Beginning Of Period	Charged to Cost and Expenses	Charged To Other Accounts	Deductions		Balance At End Of Period
Deducted in the consolidated balance sheets from the asset to which it applies:

Allowance for doubtful accounts:
June 29, 2002	2,449	581	—	1,836	(A)	1,194
June 28, 2003	1,194	1,030	—	222	(A)	2,002
June 26, 2004	2,002	588	—	1,161	(A)	1,429

(A) Represents accounts written off.

Allowance for deferred tax assets valuation:
June 29, 2002	390	9	—	—		399
June 28, 2003	399	10,331	—	—		10,730
June 26, 2004	10,730	—	—	10,301	(B)	429

(B) Represents reversal of valuation allowance.

Through and including                 , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

18,000,000 Shares

Gold Kist Holdings Inc.

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

JPMorgan

SunTrust Robinson Humphrey

Piper Jaffray

Harris Nesbitt

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Amount
Registration fee—Securities and Exchange Commission	$41,964
Filing fee—National Association of Securities Dealers, Inc.	30,500
Listing fee—Nasdaq National Market	150,000
Printing and engraving expenses	300,000
Legal fees and expenses	1,250,000
Other professional fees	750,000
Accounting fees and expenses	750,000
Blue sky fees and expenses	5,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous	748,000

Total	$4,050,464

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Certificate of Incorporation and By-Laws of New Gold Kist provide for the elimination of personal liability of our directors to New Gold Kist or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent permitted under the Delaware General Corporation Law. Our directors remain liable for (i) any breach of the director’s duty of loyalty to the corporation or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions as set forth in section 174 of the Delaware General Corporation Law, or (iv) any transactions from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of New Gold Kist directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended, without further action by the stockholders. These provisions in the Certificate of Incorporation and By-Laws of New Gold Kist will limit the remedies available to a stockholder in the event of breaches of any director’s duties.

The Certificate of Incorporation and By-Laws of New Gold Kist further provide that each person serving or who has served as an officer or director of the company, or at the company’s request, is serving as an officer or director of another corporation, partnership, joint venture, trust, or other enterprise, shall be indemnified by the company to the fullest extent permitted by the Delaware General Corporation Law. In addition and separate from the forgoing, the company, at the discretion of a majority of the disinterested directors, may indemnify an officer or director against any amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of the company to secure a judgment in its favor.

New Gold Kist is not, however, required to indemnify officers and directors for liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for (i) for any breach of the director’s duty of loyalty to New Gold Kist or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any types of liability with respect to distributions as set forth in section 174 of the Delaware General Corporation Law, or (iv) any transaction from which such officer or director received an improper personal benefit. In addition, the New Gold Kist By-Laws provide that the Company (i) must advance funds to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because that person is a director or officer if other conditions are satisfied, and (ii) may indemnify and advance expenses to any employee or agent who is not a director or officer to the same extent and subject to the same condition that New Gold Kist could, without stockholder approval under the Delaware General Corporation Law, indemnify and advance expenses to a director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On May 25, 2004, Gold Kist Inc. subscribed for 100 shares of the common stock, par value $.01 per share of Gold Kist Holdings Inc. in an transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

ITEM 16. EXHIBITS.

Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit

1.1	Form of Purchase Agreement.

2.1	Amended and Restated Agreement and Plan of Conversion, dated as of July 23, 2004, between Gold Kist Holdings Inc. and Gold Kist Inc. (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

3.1	Certificate of Incorporation of Gold Kist Holdings Inc. (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

3.2	By-Laws of Gold Kist Holdings Inc. (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

4.1	Registration Rights Agreement, dated as of March 5, 2004, by and among the Company, the Guarantor Subsidiaries and Credit Suisse First Boston LLC, as representative of the several purchasers (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.2	Indenture, dated March 10, 2004, by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.2 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.3	Form of 10 1/4% Senior Note due 2014 (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.4	Form of Common Stock Certificate of Gold Kist Holdings Inc. (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

4.5	Stockholder Protection Rights Agreement, dated July 9, 2004, between Gold Kist Holdings Inc. and SunTrust Bank, as rights agent (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

5.1	Opinion of Alston & Bird LLP.

10.1	Fourth Amendment dated as of March 10, 2004, to Second Consolidated, Amended and Restated Note Agreement with the Gateway Recovery Trust and the Prudential Insurance Company of America (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

10.1.1	Fifth Amendment dated July 16, 2004 to Second Consolidated, Amended and Restated Note Agreement with the Gateway Recovery Trust and the Prudential Insurance Company of America (incorporated by reference from Exhibit 10.1.1 to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

10.2	Fourth Amended and Restated Amended and Restated Credit Agreement dated as of March 10, 2004, with various banks and lending institutions, as lenders, and Cooperative Centrale Raiffeisen-Boerenleen Bank B.A., New York Branch, as agent (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

Exhibit No.	Description of Exhibit

10.2.1	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 16, 2004 with various banks and lending institutions, as lenders, and Cooperative Centrale Raiffeisen-Boerenleen Bank B.A., New York Branch, as agent (incorporated by reference from Exhibit 10.2.1 to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

10.3	Form of Deferred Compensation Agreement between Gold Kist Inc. and certain executive officers (incorporated by reference to Registration filed on Form S-2-Registration No. 2-59958).

10.4	Gold Kist Management Bonus Program (incorporated by reference to Registration filed on Form S-1-Registration No. 2-69267).

10.5	Amended Gold Kist Management Bonus Program (incorporated by reference to Registration filed on Form S-2-Registration No. 2-79538).

10.6	Form of Gold Kist Supplemental Executive Retirement Income nonqualified deferred compensation agreement between Gold Kist and certain executive officers and Resolution of Gold Kist Board of Directors authorizing the Supplemental Executive Retirement Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-9007).

10.7	Resolution of Gold Kist Board of Directors authorizing the Gold Kist Special Award Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-9007).

10.8	Form of Gold Kist Executive’s Change in Control Agreement between Gold Kist and certain officers and resolution of Gold Kist Board of Directors authorizing the Officers Contingency Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-311647).

10.9	Form of Directors Change in Control Agreement between Gold Kist and Directors of Gold Kist (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.10	Form of Director Emeritus Life Benefits Agreement (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.11	Form of Director Emeritus Agreement for Medical Benefits (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.12	Gold Kist Executive Savings Plan, as amended (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.13	Gold Kist Director Savings Plan, as amended (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.15	Gold Kist Executive Defined Contribution Plan (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended July 1, 2000).

10.16	Form of Employment Agreement between Gold Kist and certain officers (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 29, 2002).

10.17	General Partnership Agreement (GC Properties) between Gold Kist Inc. and Cotton States Mutual Insurance Company, dated as of July 1, 1984 (incorporated by reference to Registration Statement on Form S-2, Registration No. 33-428 of Gold Kist Inc.).

10.18	Lease from GC Properties, dated December 11, 1984, for home office building space (incorporated by reference to Registration Statement on Form S-2, Registration No. 33-428 of Gold Kist Inc.).

10.19	Asset Purchase Agreement dated as of July 23, 1998, between Southern States Cooperative, Incorporated and Gold Kist Inc. (incorporated by reference to the Current Report on Form 8-K of Gold Kist Inc., dated as of July 18, 1998).

10.20	Securities Purchase Agreement Dated October 5, 1999, between Gold Kist Inc. and Southern States Cooperative, Incorporated (incorporated by reference to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 30, 2001).

Exhibit No.	Description of Exhibit

10.21	Gold Kist Holdings Inc. Long-Term Incentive Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Registration No. 333-116066).

10.22	First Amended and Restated Credit Agreement with CoBank, ACB dated as of January 29, 2003 (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 28, 2003).

10.23	First Amendment dated February 11, 2003 to First Amended and Restated Credit Agreement with CoBank, ACB (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 28, 2003).

10.24	Second Amendment dated as of March 10, 2004 to First Amended and Restated Credit Agreement with CoBank, ACB (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

10.24.1	Third Amendment to First Amended and Restated Credit Agreement dated as of July 16, 2004 with CoBank, ACB (incorporated by reference from Exhibit 10.24.1 to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

10.25	Gold Kist Holdings Inc. Executive Management Incentive Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Registration No. 333-116066).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Intentionally Omitted.

23.3	Consent of Alston & Bird LLP (included in Exhibit 5.1).

23.4†	Consentof Ray A. Goldberg.

23.5†	Consent of Jeffery A. Henderson.

23.6†	Consentof Douglas A. Reeves.

23.7†	Consent of Dan Smalley.

23.8†	Consent of W. Wayne Woody.

23.9†	Consent of A.D. Frazier.

23.10	Consent of R. Randolph Devening (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

23.11	Consent of John D. Johnson (incorporated by reference to the Registrant’s Registration Statement on Form S-4 No. 333-116066).

24.1†	Power of Attorney for the Directors and Officers of Gold Kist Holdings Inc.

†	Previously filed.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(3)(i)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on this the 3rd day of September, 2004.

GOLD KIST HOLDINGS INC.

By:	/s/ JOHN BEKKERS
John Bekkers
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN BEKKERS John Bekkers	President, Chief Executive Officer and Director (Principal Executive Officer)	September 3, 2004

/s/ STEPHEN O. WEST* Stephen O. West	Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 3, 2004

/s/ MICHAEL A. STIMPERT* Michael A. Stimpert	Director	September 3, 2004

*By:	/s/ J. DAVID DYSON
J. David Dyson
Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Purchase Agreement.

5.1	Opinion of Alston & Bird LLP.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Alston & Bird LLP (included in Exhibit 5.1).